As filed with the Securities and Exchange Commission on May 25, 2004.
                          Registration No. 333 - 115264

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         THE SOUTH FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

         SOUTH CAROLINA                    6022                           57-0824914
-------------------------------      -------------------        ----------------------------
(State or other jurisdiction of  Primary Standard Industrial  (I.R.S. Employer Identification No.)
 incorporation or organization)  Classification Code Number

                              102 SOUTH MAIN STREET
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (864) 255-7900
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     WILLIAM P. CRAWFORD, JR., EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                         THE SOUTH FINANCIAL GROUP, INC.
                              102 SOUTH MAIN STREET
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (864) 255-4777
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                                BRADLEY D. HOUSER
                               AKERMAN SENTERFITT
                     ONE SOUTHEAST THIRD AVENUE, SUITE 2800
                              MIAMI, FL 33131-1714
                                 (305) 374-5600



Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

If this form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                                                    CALCULATION OF REGISTRATION FEE
======================================== ================ =================== ===================== =====================
        Title of Each Class of               Amount        Proposed Maximum     Proposed Maximum         Amount of
           Securities to be                   to be         Offering Price         Aggregate          Registration Fee
              Registered                 Registered (1)       Per Share        Offering Price (2)           (3)
---------------------------------------- ---------------- ------------------- --------------------- ---------------------
Common Stock, $1.00 par value per share     6,445,637       Not applicable      $135,906,256.10           $569.62
======================================== ================ =================== ===================== =====================

(1) This represents the maximum number of shares of The South Financial Group, Inc.'s common stock, par value $1.00 per share, estimated to be issuable upon the consummation of the merger of Florida Banks, Inc. with and into The South Financial Group as described in the Agreement and Plan of Merger, dated as of March 17, 2004 attached as Appendix A to the proxy statement/prospectus forming part of this registration statement. This number has been increased by 224,455 over the number listed in the initial filing.
(2) Calculated in accordance with Rules 457(f) and 457(c) under the Securities Act of 1933, the proposed maximum offering price is computed by multiplying
     (A) the average of the high and low prices of FLBK common stock ($20.03) as reported on Nasdaq on May 20, 2004 and (B) 224,455 (the additional number of shares of FLBK common stock expected to be exchanged for the common stock being registered). Fees with respect to 6,445,637 shares were paid in connection with the initial filing of this Registration Statement.
(3) Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       [FLORIDA BANKS, INC. LOGO OMITTED]

                          5210 Belfort Road, Suite 310
                           Jacksonville, Florida 32256
                                  May 21, 2004

Dear Florida Banks, Inc. shareholder:

You are cordially invited to attend a special meeting of shareholders of Florida Banks, Inc. ("FLBK") to be held on July 12, 2004 at 11:00 a.m., local time, at The Marriott Jacksonville, 4630 Salisbury Road, Jacksonville, Florida 32256. At this special meeting, you will be asked to approve the merger of FLBK with and into The South Financial Group, Inc. ("TSFG") As a result of the merger, the separate corporate existence of FLBK will cease and the outstanding shares of FLBK common stock will be converted into TSFG common stock.

In the merger, TSFG will issue 0.77 shares of its common stock for each share of FLBK common stock. This is a fixed exchange ratio and will not be adjusted to reflect fluctuations in the market price of the TSFG common stock prior to the effective time of the merger. However, FLBK's board of directors will have the right to terminate the merger if certain minimum price levels for TSFG's common stock, relative to the NASDAQ Bank Index, are not maintained, subject to TSFG's right to increase the merger consolidation to avoid such termination. Based upon the closing price of TSFG common stock on May 20, 2004, the last practicable trading date before the printing of this proxy statement/prospectus, a FLBK shareholder would receive $20.25 in TSFG common stock for each share of FLBK common stock.

TSFG's common stock is listed under the symbol "TSFG" on the Nasdaq National Market. FLBK's common stock is listed under the symbol "FLBK" on the Nasdaq National Market.

YOUR VOTE IS VERY IMPORTANT. We cannot complete the merger unless, among other things, FLBK's shareholders approve the merger agreement.

Your board of directors has unanimously approved the merger agreement, including the transactions contemplated in that agreement, and recommends that you vote "For" approval of the merger agreement.

Please carefully review and consider this proxy statement/prospectus which explains the proposed merger in detail. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" ON PAGE 16 OF THIS PROXY STATEMENT/PROSPECTUS.

IT IS IMPORTANT THAT YOUR FLBK SHARES ARE REPRESENTED AT THE MEETING, WHETHER OR NOT YOU PLAN TO ATTEND. ABSTENTIONS OR FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY YOUR PROXY CARD IN THE ENCLOSED ENVELOPE. YOU MAY ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

                                 Sincerely,

                                 /s/ Charles E. Hughes, Jr.

                                 Charles E. Hughes, Jr.
                                 President and Chief Executive Officer,
                                 Florida Banks, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/prospectus, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE SHARES OF TSFG COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This proxy statement/prospectus is dated May 25, 2004 and is first being mailed to shareholders on or about May 28, 2004.

                               FLORIDA BANKS, INC.
                          5210 Belfort Road, Suite 310
                           Jacksonville, Florida 32256
                                -----------------
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 12, 2004
                                 ---------------

To the Shareholders of Florida Banks, Inc.:

         We will hold a special meeting of shareholders of Florida Banks, Inc. ("FLBK") on July 12, 2004, at 11:00 a.m., local time, at The Marriott Jacksonville, 4630 Salisbury Road, Jacksonville, Florida 32256, for the following purposes:

     1. To consider and vote upon a proposal to approve the merger agreement between FLBK and The South Financial Group, Inc. ("TSFG") and the transactions contemplated by that agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

     2. To adjourn the special meeting, if necessary, to allow for the solicitation of additional proxies to approve the merger agreement.

     3. To transact any other business as may properly be brought before the FLBK special meeting or any adjournments or postponements of the FLBK special meeting.

         We have fixed the close of business on May 18, 2004 as the record date for determining those shareholders entitled to vote at the FLBK special meeting and any adjournments or postponements of the FLBK special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the FLBK special meeting and any adjournments or postponements of the FLBK special meeting.

         The approval by the holders of a majority of outstanding shares of FLBK common stock and FLBK Series C preferred stock, each voting separately as a class, is required to approve the merger agreement.

         Whether or not you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card(s) as promptly as possible. We have enclosed a postage prepaid envelope for that purpose. Any FLBK shareholder may revoke his or her proxy by following the instructions in the proxy statement/prospectus at any time before the proxy has been voted at the special meeting. Even if you have given your proxy, you may still vote in person if you attend the special meeting. Please do not send any stock certificate to us at this time.

         We encourage you to vote on these very important matters.

                            By Order of the Board of Directors,

                            /s/ T. Edwin Stinson, Jr.

                            T. Edwin Stinson, Jr., Secretary
Jacksonville, Florida
May 25, 2004

THE BOARD OF DIRECTORS OF FLBK UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card. If you have questions about the merger proposal or about voting your shares, please call T. Edwin Stinson, Jr. at (904) 332-7772.


                                TABLE OF CONTENTS

CAPTION                                                                                                       PAGE NO.

ADDITIONAL INFORMATION............................................................................................3
QUESTIONS AND ANSWERS ABOUT THE MERGER............................................................................4
SUMMARY...........................................................................................................6
   Information About TSFG and FLBK................................................................................6
   FLBK Will Merge Into TSFG......................................................................................7
   FLBK Will Hold the Special Meeting on July 12, 2004............................................................7
   What FLBK Shareholders Will Receive in the Merger..............................................................7
   FLBK's Reasons for the Merger..................................................................................7
   Material Federal Income Tax....................................................................................8
   FLBK's Board of Directors Unanimously Recommends Shareholder Approval of the Merger............................8
   FLBK's Financial Advisors Say the Merger Consideration is Fair to FLBK's Shareholders..........................8
   FLBK Shareholders Have No Dissenters' Rights...................................................................8
   FLBK Officers and Directors  Have Some Interests in the Merger that are Different or in Addition to Interests of Shareholders...................................................................8
   The Merger is Expected to Occur in the Third Quarter of 2004...................................................9
   The Merger Will Be Accounted for Under the Purchase Method of Accounting.......................................9
   Completion of the Merger is Subject to Certain Conditions......................................................9
   We May Not Complete the Merger Without All Required Bank Regulatory Approvals..................................9
   Termination of the Merger Agreement............................................................................9
   FLBK Must Pay TSFG a Termination Fee Under Certain Circumstances..............................................10
   Effect of Merger on Rights of FLBK Shareholders...............................................................10
   Share Information and Market Prices...........................................................................10
COMPARATIVE STOCK PRICES AND DIVIDENDS...........................................................................11
COMPARATIVE PER SHARE DATA.......................................................................................11
SELECTED FINANCIAL DATA..........................................................................................12
RISK FACTORS.....................................................................................................16
DESCRIPTION OF TSFG..............................................................................................18
DESCRIPTION OF FLBK..............................................................................................19
THE FLBK SPECIAL MEETING.........................................................................................19
   Time and Place; Purposes......................................................................................19
   Record Date...................................................................................................19
   Recommendation of the FLBK Board of Directors.................................................................20
   Quorum; Effect of Abstentions and Broker Non-Votes............................................................20
   Proxies.......................................................................................................20
   Vote Required for Approval....................................................................................21
THE MERGER.......................................................................................................22
   Transaction Structure.........................................................................................22
   Background of the Merger......................................................................................22
   Recommendation of the FLBK Board of Directors; FLBK's Reasons for the Merger..................................24
   Opinions of FLBK's Financial Advisors.........................................................................26
   SunTrust Robinson Humphrey....................................................................................26
   Material and Information Considered with Respect to the Merger................................................26
   Analysis of Florida Banks.....................................................................................28
   Analysis of Selected Publicly-Traded Reference Companies......................................................28
   Analysis of Selected Merger and Acquisition Transactions......................................................29
   Dividend Discount Analysis....................................................................................29
   Premiums Paid Analysis........................................................................................30
   Contribution Analysis.........................................................................................30
   Analysis of The South Financial Group.........................................................................30
   Analysis of Selected Publicly-Traded Reference Companies......................................................30
   Other Factors and Analyses....................................................................................31
   Information Regarding SunTrust Robinson Humphrey..............................................................31

                                       1

   Sandler O'Neill & Partners, L.P...............................................................................32
   Merger Consideration..........................................................................................41
   Fractional Shares.............................................................................................41
   Treatment of Options and Restricted Stock.....................................................................42
   Effective Time................................................................................................42
   Conditions to the Completion of the Merger....................................................................42
   Representations and Warranties................................................................................43
   Conduct of Business Pending the Merger........................................................................44
   No Solicitation by FLBK.......................................................................................45
   Regulatory Approvals Required for the Merger..................................................................46
   Material Federal Income Tax Consequences......................................................................46
   Termination of the Merger Agreement...........................................................................47
   Extension, Waiver and Amendment of the Merger Agreement.......................................................49
   Employee Benefit Plans and Existing Agreements................................................................49
   Stock Market Listing..........................................................................................50
   Expenses......................................................................................................50
   Dividends.....................................................................................................50
   Dissenters' Rights............................................................................................50
   Accounting Treatment..........................................................................................50
   Interests of Certain Persons in the Merger....................................................................50
   Restrictions on Resales by Affiliates.........................................................................51
COMPARATIVE RIGHTS OF SHAREHOLDERS...............................................................................52
   Authorized Capital Stock......................................................................................52
   Size of Board of Directors....................................................................................52
   Classification of Directors...................................................................................53
   Removal of Directors..........................................................................................53
   Filling Vacancies on the Board of Directors...................................................................53
   Nomination of Director Candidates by Shareholders.............................................................53
   Election of Directors.........................................................................................54
   Shareholder Action Without a Meeting..........................................................................54
   Calling Special Meetings of Shareholders......................................................................54
   Shareholder Proposals.........................................................................................55
   Record Date...................................................................................................55
   Dividends.....................................................................................................55
   Liquidation Rights............................................................................................55
   Indemnification of Directors, Officers and Employees..........................................................56
   Limitation of Liability for Directors.........................................................................57
   Amendments to Articles of Incorporation.......................................................................57
   Amendments to Bylaws..........................................................................................58
   Shareholder Vote On Fundamental Issues........................................................................58
   Control Share Acquisition Provisions..........................................................................59
   Business Combinations with Interested Shareholders............................................................61
   Consideration of Other Constituencies.........................................................................62
   Dissenters' Rights............................................................................................62
DESCRIPTION OF TSFG CAPITAL STOCK................................................................................63
   Common Stock..................................................................................................63
   Preferred Stock...............................................................................................63
   Management Contracts..........................................................................................63
   Board of Directors............................................................................................63
   Voting........................................................................................................64
LEGAL MATTERS....................................................................................................65
EXPERTS..........................................................................................................65
OTHER MATTERS....................................................................................................66
SHAREHOLDER PROPOSALS............................................................................................66
WHERE YOU CAN FIND MORE INFORMATION..............................................................................66
   TSFG SEC Filings..............................................................................................66

                                       2

   FLBK SEC Filings..............................................................................................67
FORWARD-LOOKING STATEMENTS.......................................................................................67
Appendix A:  Agreement and Plan of Merger...................................................................... A-1
Appendix B:  Fairness Opinion of SunTrust Robinson Humphrey.................................................... B-1
Appendix C:  Fairness Opinion of Sandler O'Neill & Partners, L. P.............................................. C-1


                             ADDITIONAL INFORMATION

         This proxy statement/prospectus incorporates important business and financial information about TSFG and FLBK from documents that are not delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from TSFG or FLBK at the following addresses:

The South Financial Group, Inc.         Florida Banks, Inc.
102 South Main Street                   5210 Belfort Road, Suite 310
Greenville, South Carolina 29601        Jacksonville, Florida 32256
Attn: Investor Relations                Attn:  T. Edwin Stinson, Jr.,
Telephone: (864) 255-4777                      Chief Financial Officer
Telephone: (864) 255-4777               Telephone: (904) 332-7772

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JULY 5, 2004 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

         See "Where You Can Find More Information" on page 66 for further information.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:       WHAT IS THE PROPOSED TRANSACTION?

A:       TSFG will acquire FLBK through the merger of FLBK with and into TSFG.


Q:       WHAT WILL I RECEIVE IN THE MERGER?

A: As a result of the merger, each share of FLBK common stock will be converted into 0.77 shares of TSFG common stock. This is a fixed exchange ratio and will generally not be adjusted to reflect fluctuations in the market price of the TSFG common stock prior to the effective time of the merger. However, FLBK's board of directors will have the right to terminate the merger if certain minimum price levels for TSFG's common stock, relative to the NASDAQ Bank Index, are not maintained, subject to TSFG's right to increase the merger consideration to avoid such termination.


Q:       HOW WILL THE TSFG COMMON STOCK BE VALUED?

A: TSFG common stock is traded on the Nasdaq National Market and is subject to market fluctuations. Based on the closing price on May 20, 2004, .77 shares of TSFG common stock was valued at $20.25. However, since the exchange ratio is generally fixed, this value will change and can increase or decrease based on fluctuations in the market price of TSFG common stock prior to the effective time of the merger.


Q:       CAN I ELECT THE TYPE OF CONSIDERATION THAT I WILL RECEIVE IN THE
         MERGER?

A: No. The consideration to be received in the merger will be TSFG common stock, except to the extent of any cash received instead of fractional shares of TSFG common stock.


Q: WILL FLBK SHAREHOLDERS BE TAXED ON THE TSFG COMMON STOCK THAT THEY RECEIVE IN EXCHANGE FOR THEIR FLBK SHARES?

A: The exchange of shares by FLBK shareholders is intended to be tax-free to FLBK shareholders for U.S. federal income tax purposes, except for taxes on cash received instead of fractional shares of TSFG common stock. We recommend that FLBK shareholders carefully read the complete explanation of the material federal income tax consequences of the merger beginning on page 46 of this proxy statement/prospectus, and that FLBK shareholders consult their tax advisors for a full understanding of the tax consequences available to them.


Q:       WHAT VOTE IS REQUIRED TO APPROVE THE MERGER AGREEMENT?

A: Holders of a majority of the outstanding shares of FLBK common stock and FLBK Series C preferred stock, each voting as a separate class, must approve the merger agreement.


Q:       HOW DO I VOTE?

A: After you have carefully read this proxy statement/prospectus, simply indicate on your proxy card how you want to vote with respect to the merger proposal. Complete, sign, date and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the special meeting. The board of directors of FLBK unanimously recommends that its shareholders vote in favor of the merger proposal.


Q:       DO I HAVE THE RIGHT TO DISSENT?

A: Holders of FLBK common stock and FLBK Series C preferred stock will not have any dissenters' rights in connection with the merger.


Q:       WHEN SHOULD I SEND IN MY STOCK CERTIFICATES?

A: Please DO NOT send in your stock certificates with your proxy card. Promptly after the effective time of the merger, you will receive transmittal materials with instructions for surrendering your FLBK shares in exchange for TSFG shares. You should follow the instructions in the letter of transmittal regarding how and when to surrender your stock certificates.


Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: You may change your vote by revoking your proxy in any of the three following ways:

         o by giving written notice of revocation to the secretary of FLBK prior to the special meeting;
         o by properly submitting a duly executed proxy bearing a later date; or
         o    by voting in person at the special meeting.


Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: If you do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.


Q:       WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We presently expect to complete the merger in the third quarter of 2004. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of FLBK shareholders at the special meeting and the necessary bank regulatory approvals.


Q: WHOM CAN I CALL WITH QUESTIONS ABOUT THE SPECIAL MEETING OR THE MERGER OR TO OBTAIN ADDITIONAL INFORMATION ABOUT TSFG AND FLBK?

A: FLBK shareholders may contact T. Edwin Stinson, Jr., Chief Financial Officer and Secretary of FLBK, at (904) 332-7772. You can also find more information about FLBK and TSFG from various sources described under "Additional Information" on page 3 of this proxy statement/prospectus and "Where You Can Find More Information" on page 66 of this proxy statement/prospectus.

                                     SUMMARY


INFORMATION ABOUT TSFG AND FLBK (See pages 18 and 19).

         The South Financial Group, Inc.
         102 South Main Street
         Greenville, South Carolina 29601
         Telephone (864) 255-7900

         TSFG is a financial holding company headquartered in Greenville, South Carolina that engages in a general banking business primarily through its two banking subsidiaries:

          o Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through 100 branches, which are primarily located throughout South Carolina and in North Carolina. At March 31, 2004, it had total assets of $8.6 billion, total loans of $4.5 billion, and total deposits of $4.5 billion.

          o Mercantile Bank. Mercantile Bank is a Florida-chartered, non-member bank that engages in a general banking business through 34 locations, which are located primarily in the Orlando, Tampa Bay and Jacksonville areas. At March 31, 2004, it had total assets of $2.5 billion, total loans of $1.5 billion and total deposits of $1.5 billion.

         Through its subsidiaries, TSFG provides a full range of financial services, including asset management, insurance, investments, mortgage, and trust services, designed to meet substantially all of the financial needs of its customers. TSFG commenced operations in December 1986. At March 31, 2004, it had total assets of $10.9 billion, total loans of $6.0 billion, total deposits of $6.0 billion and $1.0 billion in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits of its banking subsidiaries are insured by the Federal Deposit Insurance Corporation.

         On January 21, 2004, TSFG and CNB Florida Bancshares, Inc. ("CNBB") entered into a merger agreement whereby CNBB would be merged into TSFG. CNBB is headquartered in Jacksonville, Florida and operates primarily through its subsidiary bank, CNB National Bank. CNB National Bank has 16 full-service banking offices located in the towns of Lake City and Fort White (Columbia County), Live Oak (Suwannee County), MacClenny (Baker County), Starke (Bradford County), Gainesville (Alachua County), Lake Butler (Union County), Jacksonville (Duval County), and St. Augustine (St. Johns County). Under the terms of the agreement, CNBB will receive 0.84 shares of TSFG for each share of CNBB. At March 31, 2004, CNBB had 6,264,162 shares of common stock outstanding. The total transaction size is approximately $157.3 million.

         At March 31, 2004, CNBB had total assets of $833.3 million, total loans of $698.6 million, total deposits of $742.2 million and $58.0 million in shareholders' equity. For the three months ended March 31, 2004, CNBB reported net income of $1.7 million, or $0.27 per diluted share, compared to net income of $1.3 million, or $0.21 per diluted share for the three months ended March 31, 2003. CNBB files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that CNBB files with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

         Florida Banks, Inc.
         5210 Belfort Road, Suite 310
         Jacksonville, Florida 32256
         Telephone (904) 697-0030

         FLBK is a bank holding company that is headquartered in Jacksonville, Florida. Its operations are conducted primarily through Florida Bank, N.A., which offers a broad range of traditional banking services focusing primarily on small to medium-sized business. FLBK currently operates community-banking offices in the Tampa, Jacksonville, Gainesville, Fort Lauderdale, St. Petersburg/Clearwater, Ocala and West Palm Beach markets. At March 31, 2004, FLBK had total assets of $989.8 million, total loans of $806.8 million, total deposits of $823.2 million and $57.9 million in shareholders' equity. FLBK's common stock trades on the Nasdaq National Market under the symbol "FLBK." The deposits of Florida Bank are insured by the Federal Deposit Insurance Corporation.


FLBK WILL MERGE INTO TSFG (See page 22).

         The merger agreement is attached as Appendix A to this proxy statement/prospectus. You should read the merger agreement because it is the legal document that governs the merger. The merger agreement provides for the merger of FLBK with and into TSFG, with TSFG continuing as the surviving corporation. Also, immediately subsequent to the consummation of the TSFG/FLBK merger, Florida Bank, N.A. will be merged with Mercantile Bank. The directors of TSFG before the merger will continue to serve as the directors of TSFG after the merger. However, upon consummation of the merger, TSFG's board of directors will be increased by one person to include an individual from FLBK's board, to be designated by FLBK prior to the effective time of the merger.

FLBK WILL HOLD THE SPECIAL MEETING ON JULY 12, 2004 (See pages 19-21).

         The special meeting of FLBK shareholders will be held at 11:00 a.m., local time, on July 12
 2004, at The Marriott Jacksonville, 4630 Salisbury Road, Jacksonville, Florida 32256. At the special meeting, FLBK shareholders will be asked to vote to approve the merger agreement. You can vote at the special meeting if you owned FLBK shares at the close of business on May 18, 2004. As of that date, there were 6,956,276 shares of FLBK common stock and 50,000 shares of Series C preferred stock entitled to be voted at the special meeting. Approval of the merger proposal requires that at least a majority of the outstanding shares of FLBK common stock and FLBK Series C preferred stock, each voting separately as a class, be voted in favor of the merger proposal.


WHAT FLBK SHAREHOLDERS WILL RECEIVE IN THE MERGER (See page 41).

         The merger agreement provides that, at the effective time of the merger, each outstanding share of FLBK common stock will be converted into 0.77 shares of TSFG common stock. This exchange ratio is fixed and will not be adjusted to reflect fluctuations in the market price of the TSFG common stock prior to the effective time of the merger. However, FLBK's board of directors will have the right to terminate the merger if certain minimum price levels for TSFG's common stock, relative to the NASDAQ Bank Index, are not maintained, subject to TSFG's right to increase the merger consideration to avoid such termination.


FLBK'S REASONS FOR THE MERGER (See pages 24 and 25).

         The board of directors of FLBK believes that the merger is fair to, and in the best interests of, the FLBK shareholders. For a description of the factors on which the board of directors based its determination, see "The Merger -- Recommendation of the FLBK Board of Directors; FLBK's Reasons for the Merger."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES (See pages 46 and 47).

         The merger has been structured so that it will be considered a tax-free reorganization for United States federal income purposes. TSFG and FLBK will not be obligated to complete the merger unless FLBK receives a legal opinion to that effect. If the merger is a tax-free reorganization for United States federal income tax purposes, FLBK shareholders generally will not recognize any gain or loss on the exchange of shares of FLBK common stock for shares of TSFG common stock (although gain or loss may be recognized because of any cash received instead of fractional shares of TSFG common stock). Determining the actual tax consequences of the merger to you may be complex. These tax consequences will depend on your specific situation and on factors not within our control. You should consult your own tax advisor regarding this structure.


FLBK'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS SHAREHOLDER APPROVAL OF THE MERGER (See pages 24 and 25).

         FLBK's board of directors believes that the merger is in the best interests of the FLBK shareholders and has unanimously approved the merger agreement and the related transactions, including the merger. FLBK's board of directors unanimously recommends that FLBK shareholders vote "FOR" approval of the merger agreement.


FLBK'S FINANCIAL ADVISORS SAY THE MERGER CONSIDERATION IS FAIR TO FLBK'S SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW (See pages 26-41).

         SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. have served as financial advisors to FLBK in connection with the merger and have given opinions to FLBK's board of directors that, as of March 17, 2004 (the date FLBK's board of directors voted on the merger) and as of May 20, 2004, with respect to SunTrust Robinson Humphrey, and May 25, 2004, with respect to Sandler O'Neill & Partners, L.P., the consideration TSFG will pay for the FLBK common stock is fair to FLBK shareholders from a financial point of view. Copies of the latest opinions are attached to this proxy statement/prospectus as Appendix B and Appendix C. FLBK shareholders should read the opinions completely to understand the assumptions made, matters considered and limitations of the review undertaken by SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. in providing their opinions.


FLBK SHAREHOLDERS HAVE NO DISSENTERS' RIGHTS (See page 50).

         FLBK shareholders will not have any dissenters' rights in connection with the merger.


FLBK OFFICERS AND DIRECTORS HAVE SOME INTERESTS IN THE MERGER THAT ARE DIFFERENT OR IN ADDITION TO INTERESTS OF SHAREHOLDERS (See pages 50 and 51).

         The directors and executive officers of FLBK each have interests in the merger that are different from or in addition to the interests of shareholders generally. These interests relate or arise from, among other things:
          o the retention of some of the officers and directors of FLBK as officers of TSFG, including the potential for increased salaries and sign-on bonuses in certain cases;
          o the appointment of one current FLBK board member (to be selected by the FLBK board) to TSFG's board of directors and the appointment of each of the other FLBK directors to Mercantile Bank's board of directors or advisory board;
          o the potential receipt of severance, non-compete agreements, and other contractual payments to several officers, including approximately $2.1 million to Mr. Hughes, approximately $948,500 to Mr. Stinson, and approximately $6.5 million to ten other executives, ranging from approximately $290,000 to approximately $1.3 million per executive; and
          o    the accelerated vesting of stock options and restricted stock.

         FLBK's Board of Directors was aware of these interests and took them into account in its decision to approve the merger agreement.

         As of the record date, the directors and executive officers of FLBK owned and were entitled to vote 919,297 shares of FLBK common stock, which represents approximately 13.2% of the outstanding shares of FLBK common stock. As of the record date, none of TSFG's directors or executive officers or their affiliates held any shares of FLBK common stock. Holders of a majority of the outstanding shares of FLBK common stock and FLBK Series C preferred stock, each voting separately as a class, must vote in favor of the merger in order for it to be approved. TSFG held 291,500 shares of FLBK common stock and all 50,000 shares of FLBK Series C preferred stock as of the record date and has delivered an irrevocable proxy directing that all such shares be voted in the same manner as the holders of a majority of FLBK common stock.


THE MERGER IS EXPECTED TO OCCUR IN THE THIRD QUARTER OF 2004 (See page 42).

         The merger will occur shortly after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will occur in the third quarter of 2004. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of the FLBK shareholders at the special meeting and the necessary bank regulatory approvals.


THE MERGER WILL BE ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING (See page 50).

         The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America.


COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (See pages 42 - 43).

         Completion of the merger is subject to a number of conditions, including the approval of the merger agreement by FLBK's shareholders and the receipt of the bank regulatory consents and approvals that are necessary to permit the completion of the merger. Certain conditions to the merger may be waived by TSFG or FLBK, as applicable.


WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED BANK REGULATORY APPROVALS (See page 46).

         The merger must be approved by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Florida Banking Commission. TSFG has filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.


TERMINATION OF THE MERGER AGREEMENT (See pages 47-49).

         TSFG and FLBK can mutually agree to terminate the merger and the merger agreement at any time prior to the time the merger is completed, even after shareholder approval is obtained. Also, either FLBK or TSFG can generally decide, without the consent of the other, to terminate the merger in certain situations, including:
          o The other party materially breaches a representation, warranty or covenant in the merger agreement and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing).
          o    The merger has not been completed by December 31, 2004.
          o    FLBK shareholder approval is not obtained at the special meeting.
          o A regulatory authority denies a necessary approval or issues an order preventing the merger.

         Subject to certain conditions, FLBK's board of directors may terminate the merger agreement if it determines that it has received a superior acquisition proposal from a third party and it is necessary to terminate the merger in order to comply with its fiduciary duties to FLBK and its shareholders under applicable law. In such case, FLBK would be required to pay a termination fee to TSFG, as described below.

         FLBK may also terminate the merger agreement, at any time during the three business day period before the effective date of the merger, if (1) the average of the last reported sale price per share (expressed to three decimal places) of the TSFG common stock as reported the NASDAQ National Market for the ten consecutive trading days immediately prior to the third business day prior to the effective time of the merger, is less than $25.21 per share and (2) TSFG's stock price has underperformed the NASDAQ Bank Index by 10% or more since March 17, 2004. This is subject to TSFG's right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist.


FLBK MUST PAY TSFG A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES (See pages 47-49).

         The merger agreement provides for the payment of a $5 million termination fee by FLBK to TSFG in certain cases. Generally, FLBK would have to pay the termination fee if FLBK terminates the merger agreement in order to accept a superior proposal, subject to certain conditions. FLBK would also have to pay the termination fee if a third party makes an acquisition proposal with respect to FLBK and thereafter both of the following occur:
          o the merger agreement is terminated by TSFG or FLBK because the merger is not completed before December 31, 2004 or the FLBK shareholders fail to approve the merger, and
          o within twelve months of the termination either FLBK consummates an acquisition transaction with a third party or any person acquires beneficial ownership of, or the right to acquire, 50% or more of the outstanding shares of FLBK common stock.

         FLBK agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire FLBK.


EFFECT OF MERGER ON RIGHTS OF FLBK SHAREHOLDERS (See pages 52-62).

         The rights of FLBK shareholders are governed by Florida law, as well as FLBK's articles of incorporation and bylaws. After completion of the merger, however, the rights of the former FLBK shareholders who received TSFG common stock in the merger will be governed by South Carolina law, as well as TSFG's articles of incorporation and bylaws. Although South Carolina law and TSFG's articles of incorporation and bylaws are similar in many ways to Florida law and FLBK's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of FLBK shareholders.


SHARE INFORMATION AND MARKET PRICES

         The following table sets forth the closing sale price per share of TSFG common stock, as of March 17, 2004 (the last trading day before the public announcement of the merger) and May 20, 2004 (the day immediately prior to date of this proxy statement/prospectus) and the equivalent price per share FLBK shareholders would receive for their common shares on such date. This is based on an exchange ratio of 0.77 shares of TSFG common stock for each common share of FLBK outstanding, assuming that the applicable value of TSFG common stock is $29.66 per share, which was the closing price on March 17, 2004, and $26.30, which was the closing price on May 20, 2004.

                          TSFG           Equivalent Price Per Share of
                      Common Stock             FLBK Common Stock
                      ------------             -----------------
March 17, 2004           $29.66                      $22.84
May 20, 2004             $26.30                      $20.25

         The market prices of TSFG common stock will fluctuate prior to the merger. You should obtain current market quotations for TSFG common stock.



                     COMPARATIVE STOCK PRICES AND DIVIDENDS

         TSFG's common stock is quoted on the Nasdaq National Market under the symbol "TSFG." FLBK's common stock is quoted on the Nasdaq National Market under the symbol "FLBK." The following table sets forth, for the periods indicated, the high and low sales prices per share for TSFG and FLBK common stock as reported on the Nasdaq National Market, and the cash dividends declared per common share for TSFG and FLBK.

                                                        TSFG                                 FLBK
                                            --------------------------------    -----------------------------------
                                              Price Range                          Price Range
                                            ---------------  Cash Dividends     -----------------   Cash Dividends
                                             High     Low      Per Share         High       Low        Per Share
                                             ----     ---    --------------      ----       ---     --------------

2002
First Quarter                             $ 20.49   $ 17.51   $ 0.12            $ 8.90     $ 5.90            --
Second Quarter                              24.29     19.96     0.12              9.64       7.41            --
Third Quarter                               22.81     18.11     0.12              9.00       7.27            --
Fourth Quarter                              23.09     18.62     0.14              8.97       7.58            --

2003
First Quarter                               22.06     19.25     0.14             10.25       8.31            --
Second Quarter                              25.38     21.60     0.14             12.10       9.00            --
Third Quarter                               25.99     22.90     0.14             12.49      11.00            --
Fourth Quarter                              29.58     24.50     0.15             16.30      11.70            --

2004
First Quarter                               31.09     27.00     0.15             22.65      13.75            --
Second Quarter (through May 20, 2004)       30.18     25.85     0.15             22.70      19.65            --


                           COMPARATIVE PER SHARE DATA

         The following table shows historical information about TSFG and FLBK's respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which are referred to as "pro forma" information, at or for the year ended December 31, 2003 and the quarter ended March 31, 2004. In presenting the comparative pro forma information for the periods shown, TSFG and FLBK assumed that they had been combined throughout those periods.

         The merger will be accounted for under the "purchase" method of accounting. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect such values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

         The information listed as "equivalent pro forma" for FLBK was obtained by multiplying the pro forma amounts by the 0.77 exchange ratio for FLBK common stock. In this information, the TSFG common stock is valued at $29.25 per share which was the closing price for the five trading days ending two days after the announcement date of March 17, 2004. The pro forma information will change to the extent that there are any changes in FLBK outstanding shares and options prior to consummation of the merger.

         TSFG and FLBK anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information does not reflect any potential benefits from potential cost savings or synergies expected to be achieved following the merger. The pro forma information throughout this proxy statement/prospectus, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not necessarily reflect what the historical results of the combined company would have been had the companies been actually combined during the periods presented.

         The final allocation of the purchase price will be determined after the merger is completed and after completion of analyses to determine the fair values of FLBK's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of FLBK will change the amount of the purchase price allocable to goodwill. Additionally, changes to FLBK's shareholders' equity including net income through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The information in the following table is based on, and should be read together with, the historical financial information that TSFG and FLBK have presented in our prior filings with the SEC, which are incorporated into this proxy statement/prospectus by reference. See "Where You Can Find More Information" on page 66.

                 UNAUDITED COMPARATIVE PER COMMON SHARE DATA

                                                    THREE MONTHS ENDED             YEAR ENDED
                                                      MARCH 31, 2004           DECEMBER 31, 2003
                                                      --------------           -----------------
TSFG
Basic earnings per common share:
      Historical                                              $ 0.55                    $ 1.93
      Pro forma                                                 0.48                      1.81
Diluted earnings per common share:
      Historical                                                0.53                      1.89
      Pro forma                                                 0.47                      1.77
Dividends declared on common stock:
      Historical                                                0.15                      0.57
      Pro forma                                                 0.15                      0.57
Book value per common share:
      Historical                                               17.21                     16.59
      Pro forma                                                18.34                     17.80

FLBK
Basic earnings per common share:
      Historical                                             $(0.14)                     $0.65
      Equivalent pro forma                                      0.37                      1.39
Diluted earnings per common share:
      Historical                                              (0.14)                      0.62
      Equivalent pro forma                                      0.36                      1.36
Dividends declared on common stock:
      Historical                                                  --                        --
      Equivalent pro forma                                      0.12                      0.44
Book value per common share:
      Historical                                                7.63                      7.72
      Equivalent pro forma                                     14.12                     13.71

                             SELECTED FINANCIAL DATA

         The following three tables present unaudited selected financial information of TSFG and FLBK. Some of the financial information is historical and some of it gives effect to the merger on a pro forma basis. The historical information is derived from the historical financial statements of TSFG and FLBK. In all cases, the financial information for each of TSFG and FLBK is presented on a consolidated basis.

         The information in the following tables should be read together with the historical financial information that TSFG and FLBK have presented in their prior filings with the Securities and Exchange Commission or included in this proxy statement/prospectus. TSFG and FLBK have incorporated this material into this proxy statement/prospectus by reference to those other filings. See "Where You Can Find More Information" on page 66.


                         THE SOUTH FINANCIAL GROUP, INC.
                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
            (dollars and shares in thousands, except per share data)
                                             AT AND FOR THE THREE
                                            MONTHS ENDED MARCH 31             AT AND FOR THE YEARS ENDED DECEMBER 31,
                                            ---------------------   -------------------------------------------------------------
                                              2004         2003         2003        2002        2001         2000          1999
                                              ----         ----         ----        ----        ----         ----          ----
STATEMENT OF INCOME DATA
Interest income.........................  $  117,014   $   98,971   $  414,128    $353,739  $  372,101    $  381,514   $  321,092
Interest expense .......................      34,998       33,500      141,537     135,487     197,324       214,403      146,478
                                          ----------   ----------   ----------    --------  ----------    ----------   ----------
      Net interest income ..............      82,016       65,471      272,591     218,252     174,777       167,111      174,614
Provision for loan losses...............       7,722        5,500       20,581      22,266      22,045        23,378       18,273
Noninterest income......................      29,288       19,886       95,490      59,640      53,484        48,545       59,649
Noninterest expenses ...................      57,271       48,890      207,170     162,840     140,820       181,538      154,829
Income taxes ...........................      14,018        9,910       43,260      28,972      22,422         3,751       20,711
Minority interest in consolidated
     subsidiary, net of tax.............           -       (1,012)      (2,012)     (3,250)     (1,364)            -            -
                                          ----------   -----------  ----------    --------- -----------   ----------   ----------
      Income before cumulative effect
           of change in accounting
    principle...........................      32,293       20,045       95,058      60,564      41,610         6,989       40,450
Cumulative effect of change in
  accounting principle, net of tax......           -            -            -      (1,406)        282             -            -
                                          ----------   ----------   ----------    --------  ----------    ----------   ----------
         Net income.....................  $   32,293   $   20,045   $   95,058    $ 59,158  $   41,892    $    6,989   $   40,450
                                           =========    =========    =========     =======   =========     =========    =========

PER COMMON SHARE DATA
Basic:
   Income before cumulative effect
      of change in accounting principle.   $    0.55    $    0.42    $    1.93     $    1.45 $    0.99     $    0.16    $    0.95
   Net income...........................        0.55         0.42         1.93          1.42      1.00          0.16         0.95
Diluted:
   Income before cumulative effect
      of change in accounting principle.        0.53         0.42         1.89          1.42      0.97          0.16         0.93
   Net income...........................        0.53         0.42         1.89          1.38      0.98          0.16         0.93
Cash dividends declared.................        0.15         0.14         0.57          0.50      0.45          0.41         0.37
Book value (period end).................       17.21        13.68        16.59         13.66     11.11         11.04        11.55
Market price (period end)...............       29.59        21.65        27.75         20.66     17.75         13.25        18.25

BALANCE SHEET DATA (PERIOD END)

Total assets............................ $10,874,634   $8,965,211   $10,719,401   $7,941,010  $6,029,442    $5,220,554   $4,768,656
Securities..............................   3,866,120    3,422,928     4,007,571    2,572,186   1,643,395       899,544      964,146
Loans held for sale.....................      15,850       60,202        29,619       67,218       6,513        12,630       45,591
Loans held for investment...............   5,986,684    4,515,133     5,732,205    4,434,011   3,730,250     3,722,552    3,246,129
Allowance for loan losses...............      74,871       66,133        73,287       70,275      44,587        43,024       33,756
Total deposits..........................   6,045,330    4,735,715     6,028,649    4,592,510   3,605,255     3,894,662    3,481,651
Long-term debt..........................   2,524,966    2,118,810     2,702,879    1,221,511     411,294       318,326      314,279
Shareholders' equity....................   1,025,821      635,000       979,869      646,799     458,174       468,653      500,590
Common shares outstanding(1)............      59,599       46,406        59,064       47,347      41,229        42,460       43,327
BALANCE SHEET DATA (AVERAGES)
Total assets............................ $10,825,717   $8,394,108   $9,260,767    $6,497,607  $5,459,515    $5,032,700   $4,282,274
Securities..............................   3,986,351    3,009,441    3,471,324     1,850,798   1,125,602       875,876      711,276
Loans held for sale.....................      18,451       53,604       51,269        38,308       9,572             -            -
Loans held for investment...............   5,836,599    4,467,361    4,864,168     3,969,786   3,759,786     3,545,336    3,045,913
Total earning assets....................   9,846,551    7,566,149    8,425,590     5,924,077   4,928,970     4,450,016    3,820,904
Total deposits..........................   5,940,292    4,590,625    5,147,627     3,855,929   3,688,250     3,699,553    3,373,282
Shareholders' equity....................     996,494      653,106      709,139       497,341     483,634       479,800      483,214
Common shares outstanding:
      Basic.............................      59,214       47,325       49,204        41,715      42,098        42,908       42,686
      Diluted...........................      60,809       48,257       50,328        42,715      42,824        43,551       43,618
FINANCIAL RATIOS
Net interest margin (tax equivalent) ..         3.39%        3.54%        3.27%         3.72%       3.59%         3.81%        4.62%
Return on average assets...............         1.20         0.96         1.03          0.91        0.77          0.14         0.94
Return on average equity...............        13.03        12.28        13.40         11.89        8.66          1.46         8.37
Average equity as a % of average assets(2)      9.20         7.78         7.66          7.65        8.86          9.53        11.28
ASSET QUALITY RATIOS
Nonperforming assets as a % of loans
  held for investment and other real
  estate owned.........................         1.05         1.59         1.06          1.67        1.17          0.58         0.43
Net charge-offs to average loans held
  for investment.......................         0.42         0.88         0.62          0.49        0.54          0.39         0.39
Allowance for loan losses as a % of
  loans held for investment............         1.25         1.46         1.28          1.58        1.20          1.16         1.04

                               FLORIDA BANKS, INC.
                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
            (dollars and shares in thousands, except per share data)

                                            AT AND FOR THE THREE
                                            MONTHS ENDED MARCH 31                        AT AND FOR THE YEARS ENDED
                                            ---------------------  -----------------------------------------------------------------
                                            2004         2003          2003         2002          2001          2000          1999
                                            ----         ----          ----         ----          ----          ----          ----
STATEMENT OF INCOME DATA
Interest income........................    $11,407    $  9,799    $   43,568  $    34,927  $     31,380   $    23,766  $   11,142
Interest expense ......................      4,252       3,940        16,891       15,584        16,548        13,711       4,696
                                           -------    --------    ----------  -----------  ------------        ------  ----------
     Net interest income ..............      7,155       5,859        26,677       19,343        14,832        10,055       6,446
Provision for loan losses..............      2,115         889         2,936        3,026         1,889         1,912       1,610
Noninterest income.....................      3,028       3,684        15,603        4,040         2,048         1,011         583
Noninterest expenses ..................      9,115       7,435        32,198       18,005        13,693        10,886       8,342
Income taxes (benefit).................       (166)        426         2,490          885           490          (652)     (1,076)
                                           -------    --------    ----------  -----------  ------------   ------------ ----------
     Net income (loss).................       (881)        793         4,656        1,467           808        (1,080)     (1,847)
                                           -------    --------    ----------  -----------  ------------   ------------ ----------
Preferred stock dividends declared.......       47          62           250          140           250             -           -
    Net income (loss) applicable to
    common shareholders..................  $  (928)   $    731    $    4,406  $     1,327  $        558   $     (1,080 $   (1,847)
                                           =======    ========    ==========  ===========  ============   ============ ==========

PER COMMON SHARE DATA
Net income (loss), basic...............    $ (0.14)   $     0.11  $     0.65    $    0.21     $    0.10   $    (0.19)  $    (0.32)
Net income (loss), diluted.............      (0.14)         0.11        0.62         0.20          0.10        (0.19)       (0.32)
Cash dividends declared................           -            -           -            -             -             -           -
Book value (period end)................        7.63         7.19        7.72         7.09          6.90          6.78        6.86
Market price (period end)..............       22.42         9.49       14.00         8.75          6.10          5.31        6.03

BALANCE SHEET DATA (PERIOD END)
Total assets...........................  $  989,772  $   840,057  $  944,461    $ 756,066     $ 522,323   $   372,797  $  218,163
Loans held for sale....................      71,391       89,960      66,495       54,674             -             -           -
Loans held for investment, net of
deferred loan fees.....................     735,397      589,134     690,590      550,455       401,444       285,526     157,517
Allowance for loan losses..............       9,252        7,503       9,057        7,263         4,692         3,511       1,858
Total deposits.........................     823,245      696,682     796,613      664,910       451,249       305,239     159,106
Long-term debt.........................      31,307        7,500      30,693        7,500         7,500         5,000       5,000
Shareholders' equity...................      57,944       53,766      57,794       52,964        46,142        38,556      39,235
Common shares outstanding..............       6,939        6,785       6,838        6,768         5,678         5,689       5,719

BALANCE SHEET DATA (AVERAGES)
Total assets...........................  $  953,564  $   766,341  $  878,086    $ 609,573     $ 429,561   $   295,932  $  152,041
Loans held for sale....................      85,843       60,158     108,869        4,800             -             -           -
Loans held for investment..............     707,322      571,012     613,691      479,332       340,778       224,317     103,492
Total earning assets...................     907,446      725,398     831,579      581,019       409,821       280,817     142,094
Total deposits.........................     884,843      706,184     733,834      498,036       341,984       233,569      95,628
Shareholders' equity...................      58,997       53,661      55,244       47,488        43,009        38,240      41,358
Common shares outstanding:
      Basic............................       6,874        6,783       6,801        6,442         5,704         5,681       5,830
      Diluted..........................       7,346        6,894       7,065        6,532         5,706         5,682       5,830

FINANCIAL RATIOS
Net interest margin (tax equivalent)..         3.15%        3.23%       3.17%        3.33%        3.62%          3.58%       4.57%
Return on average assets..............        (0.39)         0.38       0.50         0.22         0.13          (0.36)      (1.21)
Return on average equity..............        (6.29)         5.45       7.98         2.79         1.30          (2.83)      (4.47)

Average equity as a % of average
assets................................         6.19         7.00        6.29         7.79         10.01         12.92       27.20

ASSET QUALITY RATIOS
Nonperforming assets as a % of loans
  held for investment and other real
  estate owned........................         0.90         0.26        0.63         0.40          0.96          1.44        0.88
Net charge-offs to average loans held
  for investment......................         1.09         0.45        0.18         0.09          0.21          0.12        0.88
Allowance for loan losses as a % of
  loans held for investment...........         1.26         1.27        1.31         1.32          1.17          1.23        1.18


             THE SOUTH FINANCIAL GROUP, INC. AND FLORIDA BANKS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED SELECTED FINANCIAL DATA
                  (dollars in thousands, except per share data)

       The pro forma information is presented using the purchase method of accounting. The pro forma information showing the combined results of TSFG and FLBK is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the merger agreement been consummated on the dates or at the beginning of the periods presented, nor is it necessarily indicative of future results. It does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger. On January 21, 2004, TSFG announced a definitive agreement to acquire CNB Florida Bancshares, Inc. ("CNBB"). CNBB, headquartered in Jacksonville, Florida, had $833.3 million in assets and 6.3 million common shares at March 31, 2004. Under the terms of the agreement, CNBB will receive
0.84 shares of TSFG for each share of CNBB. The following unaudited pro forma condensed combined selected financial data excludes CNBB since it does not meet the significant subsidiary thresholds.

                                                                    AT AND FOR THE THREE            AT AND FOR THE
                                                                       MONTHS ENDED,                  YEAR ENDED,
                                                                      MARCH 31, 2004              DECEMBER 31, 2003
                                                                      --------------              -----------------
STATEMENT OF INCOME DATA
Interest income...............................................  $         128,246             $         456,997
Interest expense .............................................             39,002                       157,436
                                                                -----------------             -----------------
     Net interest income .....................................             89,244                       299,561
Provision for loan losses.....................................              9,837                        23,517
Noninterest income............................................             32,316                       111,093
Noninterest expenses .........................................             67,076                       242,124
Income taxes .................................................             13,614                        44,800
Minority interest in consolidated subsidiary, net of tax......                  -                        (2,012)
                                                                -----------------             -----------------
     Net income...............................................  $          31,033             $          98,201
                                                                =================             =================

PER COMMON SHARE DATA

Net income, basic.............................................  $           0.48              $           1.81

Net income, diluted...........................................              0.47                          1.77

Cash dividends declared.......................................              0.15                          0.57

Book value (period end).......................................             18.34                         17.80

BALANCE SHEET DATA (PERIOD END)
Total assets..................................................  $     11,978,097
Loans.........................................................         6,811,032
Allowance for loan losses.....................................            84,123
Total deposits................................................         6,876,871
Long-term debt................................................         2,556,272
Shareholders' equity..........................................         1,187,248
Common shares outstanding.....................................            64,734

The TSFG and FLBK pro forma information above reflects the following pro forma assumptions:

1. The pro forma financial information reflects the addition of 5,135,353 shares of TSFG common stock with an aggregate par value of $5.1 million, an increase in surplus of $145.1 million for the excess of the fair value of the shares over the par value, an increase in surplus of $15.8 million for the fair value of outstanding employee stock options, warrants, and restricted stock, and $138.4 million of goodwill and other intangible assets. Amortization of the non-compete agreements is assumed to be on a straight-line basis over a five-year life. Amortization of the core deposit intangible is assumed to be on a sum-of-the-years-digits basis over a ten-year life.
2. The pro forma financial information includes estimated adjustments to record certain assets and liabilities of FLBK at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed.
3. The pro forma information includes adjustments to eliminate the 291,500 shares of FLBK common stock owned by TSFG, as well as the elimination of all FLBK preferred shares, which are also owned by TSFG.
4. Pro forma balance sheet adjustments include payment of an estimated $13.0 million in severance, contract terminations, non-compete agreements and investment banking fees; accrual of an estimated $3.5 million in merger-related expenses; an estimated net decrease of $8.6 million to reflect net assets of FLBK at their respective fair values ($1.7 million premium on loans, less $8.3 million premium on deposits, less $2.0 million in fixed asset write-downs); and an estimated $1.6 million to record liabilities assumed in the purchase business combination. The liabilities recorded in the merger consist principally of acquisition costs related to professional fees, lease terminations, and other. The merger-related expenses, which are charged to retained earnings, are for estimated costs, such as advertising, personnel training, retention program expenses, and system conversion. The merger-related expenses are not included in the pro forma statement of income data since they will be recorded in the combined results of operations after completion of the merger and are not expected to have a continuing impact on the combined company.
5. The pro forma computation of basic and diluted average common shares outstanding is determined by adding FLBK average shares, not owned by TSFG, multiplied by the 0.77 exchange ratio.
6. TSFG and FLBK pro forma cash dividends declared represent TSFG historical cash dividends declared.

                                  RISK FACTORS

         In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading "Forward-Looking Statements" beginning on page 67, the following factors should be considered carefully when evaluating this transaction and the value of TSFG common stock to be received in this transaction.

         BECAUSE THE MARKET PRICE OF TSFG COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE VALUE OF THE MERGER CONSIDERATION THAT YOU WILL RECEIVE. Upon completion of the merger, each share of FLBK common stock will be converted into merger consideration consisting of shares of TSFG common stock pursuant to the terms of the merger agreement. FLBK shareholders will receive 0.77 shares of TSFG common stock for each share of FLBK common stock. The price of TSFG common stock will fluctuate with the market. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

         Accordingly, at the time of the FLBK special meeting, you will not be able to determine the value of the shares of TSFG stock you would receive upon completion of the merger.

         THE MARKET PRICE OF THE SHARES OF TSFG COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE SHARES OF FLBK COMMON STOCK. Upon completion of the merger, holders of FLBK common stock (with the exception of TSFG) will become holders of TSFG common stock. Some of TSFG's current businesses and markets differ from those of FLBK and, accordingly, the results of operations of TSFG after the merger may be affected by factors different from those currently affecting the results of operations of FLBK. For a discussion of the businesses of TSFG and FLBK and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under "Where You Can Find More Information" on page 66.

         WE MAY FAIL TO REALIZE THE COST SAVINGS WE ESTIMATE FOR THE MERGER. The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of TSFG and FLBK. TSFG's management originally estimated that approximately $8.0 million of annual pre-tax (or $4.9 million after-tax) cost savings are expected to be fully phased in by 2005. While we continue to be comfortable with these estimates as of the date of this proxy statement/prospectus, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of TSFG and FLBK in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine successfully our two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

         COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT. TSFG and FLBK have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

         FUTURE RESULTS OF THE COMBINED COMPANIES MAY MATERIALLY DIFFER FROM THE PRO FORMA FINANCIAL INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS. Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. In accordance with the purchase method of accounting, FLBK's assets to be acquired and liabilities to be assumed will be recorded at their estimated fair value, which in many instances involves estimates based on third party, internal, or other valuation techniques and include the establishment of various accruals for acquisition-related items. We have estimated that the combined company will record approximately $138.4 million in goodwill (including direct acquisition costs totaling $12.6 million) and other intangible assets, $3.5 million (pre-tax) of merger-related expenses, and a net decrease of $8.6 million to reflect net assets of FLBK at their respective fair values. The charges for direct acquisition costs and merger-related expenses may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The majority of the purchase accounting adjustments will be recorded upon completion of the merger but some of the charges will be recorded as incurred in periods subsequent to the merger.

         TSFG HAS EXPERIENCED SIGNIFICANT GROWTH THROUGH ACQUISITIONS, WHICH COULD, IN SOME CIRCUMSTANCES, ADVERSELY AFFECT NET INCOME. TSFG has experienced significant growth in assets as a result of acquisitions. Moreover, TSFG anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with TSFG's acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into TSFG and being unable to profitably deploy funds acquired in an acquisition. Furthermore, TSFG and FLBK can give you no assurance about the extent that TSFG can continue to grow through acquisitions.

         ANY FUTURE ACQUISITIONS WOULD BE ACCOUNTED FOR USING THE PURCHASE METHOD OF ACCOUNTING. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that TSFG engages in significant acquisitions accounted for by the purchase method of accounting in the future, TSFG may be required to raise additional capital in order to maintain capital levels required by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

         IN THE FUTURE, TSFG MAY ISSUE CAPITAL STOCK IN CONNECTION WITH ADDITIONAL ACQUISITIONS. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. In addition to TSFG's proposed acquisition of FLBK, it has announced a definitive agreement to acquire CNB Florida Bancshares, Inc. See "Description of TSFG - Recent Developments" on page 18. TSFG anticipates that it will continue to expand by acquisition in the future.

         TSFG HAS VARIOUS ANTITAKEOVER MEASURES THAT COULD IMPEDE THE TAKEOVER OF TSFG. TSFG has various antitakeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of TSFG without the approval of TSFG's board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of TSFG common stock. The antitakeover measures include various charter provisions providing for, among other things, a "staggered" board of directors and supermajority voting requirements in connection with the removal of directors without cause and certain business combinations involving TSFG. See "Description of TSFG Capital Stock" on page 63.

         TSFG HAS EXPERIENCED SIGNIFICANT GROWTH IN COMMERCIAL LENDING ACTIVITIES, WHICH ENTAILS SPECIAL RISKS NOT ASSOCIATED WITH OTHER TYPES OF LOANS. Over the past several years, TSFG has experienced significant growth in commercial and commercial real estate loans. These loans are generally more risky than one-to-four family mortgage loans because they are unique in character, generally larger in amount and dependent upon the borrower's ability to generate cash to service the loan. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. There is a risk that the quality of TSFG's loan portfolio could decline, particularly in connection with the rapid growth in loans TSFG has experienced over the past several years.

                               DESCRIPTION OF TSFG

GENERAL

         TSFG is a financial holding company registered under the Bank Holding Company Act of 1956. It is headquartered in Greenville, South Carolina and engages in a general banking business primarily through two banking subsidiaries:

     o Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through 100 locations, which are located throughout South Carolina and in North Carolina. At March 31, 2004, it had total assets of $8.6 billion, total loans of $4.5 billion, and total deposits of $4.5 billion.

     o Mercantile Bank. Mercantile Bank is a Florida-chartered, non-member bank that engages in a general banking business through 34 locations, which are located primarily in the Orlando, Tampa Bay, and Jacksonville area. At March 31, 2004, it had total assets of $2.5 billion, total loans of $1.5 billion, and total deposits of $1.5 billion.

         Through its subsidiaries, TSFG provides a full range of banking services, including asset management, insurance, investments, mortgage, trust and investment services designed to meet substantially all of the financial needs of its customers. TSFG commenced operations in December 1986. At March 31, 2004, it had total assets of $10.9 billion, total loans of $6.0 billion, total deposits of $6.0 billion and $1.0 billion in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits associated with its banking subsidiaries are insured by the FDIC.

         The principal executive offices of TSFG are located at 102 South Main Street, Greenville, South Carolina 29601, and its telephone number is (864) 255-7900.


RECENT DEVELOPMENTS

         On January 21, 2004, TSFG and CNB Florida Bancshares, Inc. ("CNBB") entered into a merger agreement whereby CNBB would be merged into TSFG. CNBB is headquartered in Jacksonville, Florida and operates primarily through its subsidiary bank, CNB National Bank. CNB National Bank has 16 full-service banking offices located in the towns of Lake City and Fort White (Columbia County), Live Oak (Suwannee County), MacClenny (Baker County), Starke (Bradford County), Gainesville (Alachua County), Lake Butler (Union County), Jacksonville (Duval County), and St. Augustine (St. Johns County). Under the terms of the agreement, CNBB will receive 0.84 shares of TSFG for each share of CNBB. At March 31, 2004, CNBB had 6,264,162 shares of common stock outstanding. The total transaction size is approximately $157.3 million.

         At March 31, 2004, CNBB had total assets of $833.3 million, total loans of $698.6 million, total deposits of $742.2 million and $58.0 million in shareholders' equity. For the three months ended March 31, 2004, CNBB reported net income of $1.7 million, or $0.27 per diluted share, compared to net income of $1.3 million, or $0.21 per diluted share for the three months ended March 31, 2003. CNBB files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that CNBB files with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

                               DESCRIPTION OF FLBK

GENERAL

         FLBK is a Jacksonville-based holding company for a statewide community banking system in many of Florida's largest and fastest-growing markets. FLBK operates through its wholly-owned banking subsidiary, Florida Bank, N.A. FLBK's community banking approach emphasizes responsive and personalized service to its customers at a level normally reserved for only the very best customers of large banks. FLBK's banking affiliates offer a range of traditional banking products and services to small and medium-sized business. FLBK operates full-service banking offices in Tampa, Jacksonville, Alachua County (Gainesville), Broward County (Ft. Lauderdale), Pinellas County (St. Petersburg/Clearwater/Largo), Marion County (Ocala) and West Palm Beach.

         FLBK was founded and incorporated in Florida in 1997 and has been a publicly-traded company on the Nasdaq National Market under the symbol "FLBK" since 1998. FLBK's executive offices are located at 5210 Belfort Road, Suite 310, Jacksonville, Florida 32256.

         On March 31, 2004, FLBK had total assets of $989.8 million, total loans of $806.8 million, total deposits of $823.2 million, and total shareholders' equity of $57.9 million.


CONSOLIDATED FINANCIAL STATEMENTS

         FLBK's consolidated balance sheets at the years ended December 31, 2002 and 2003 and the quarterly period ended March 31, 2004 and the related statements of operations, changes of shareholders' equity, and cash flows for the three years in the period ended December 31, 2003 and the quarter ended March 31, 2004 are incorporated by reference herein.


                            THE FLBK SPECIAL MEETING


         The FLBK board of directors is providing this proxy statement/prospectus to you in connection with its solicitation of proxies for use at the special meeting of FLBK shareholders and at any adjournments or postponements of the special meeting.

         TSFG is also providing this proxy statement/prospectus to you as a prospectus in connection with the offer and sale by TSFG of its shares of common stock as a result of the proposed merger.

         Your vote is important. Please complete, date and sign the enclosed proxy card and return it in the postage prepaid envelope provided. If your shares are held in "street name," you should instruct your broker how to vote by following the directions provided by your broker.


TIME AND PLACE; PURPOSES

         FLBK will hold the special meeting on July 12, 2004 at 11:00 a.m., local time at The Marriott Jacksonville, 4630 Salisbury Road, Jacksonville, Florida 32256. At the special meeting (and any adjournment or postponement of the meeting), FLBK shareholders will be asked to consider and vote upon a proposal to approve the merger agreement.


RECORD DATE

         The FLBK board of directors has fixed the close of business on May 18, 2004 as the record date for determining the FLBK shareholders entitled to receive notice of and to vote at the special meeting. As of the record date, there were 6,956,276 issued and outstanding shares of FLBK common stock held by approximately 510 holders of record and 50,000 issued and outstanding shares of FLBK Series C preferred stock held by TSFG. Only holders of record of FLBK common stock and FLBK Series C preferred stock as of the record date are entitled to notice of and to vote at the special meeting.


RECOMMENDATION OF THE FLBK BOARD OF DIRECTORS

         The board of directors of FLBK approved the merger agreement and unanimously recommends that shareholders vote "FOR" approval of the merger agreement. See "The Merger-- Recommendation of the FLBK Board of Directors; FLBK's Reasons for the Merger" on page 24.


QUORUM; EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

         The presence, in person or by properly executed proxy, of the holders of at least a majority of the outstanding shares of each of the common stock and Series C preferred stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present.

         Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of FLBK common stock and a majority of the outstanding shares of FLBK Series C preferred stock, each voting as a separate class, abstentions will have the same effect as a vote against the merger agreement. The proposal to approve the merger agreement is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions.


PROXIES

         Solicitation. Proxies in the form included in the proxy card accompanying this proxy statement/prospectus are being solicited by the FLBK board of directors. Any FLBK shareholder may revoke its proxy by following the instructions in the proxy statement/prospectus at any time before the proxy has been voted at the special meeting. Even if you have given your proxy, you may still vote in person if you attend the special meeting. Please do not send any stock certificate at this time.

         Shares represented by properly executed proxies which are received in time and not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, those proxies will be voted "FOR" approval of the merger proposal and any other matter that may come before the special meeting, including a motion to adjourn or postpone the special meeting to another time and/or place or for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against approval of the merger proposal will be voted in favor of any adjournment or postponement of the special meeting.

         Directors, officers and other employees of FLBK or its subsidiaries may solicit proxies, including personally or by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. FLBK will arrange with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by those persons, and FLBK will reimburse these persons for their reasonable out-of-pocket expenses.

         Revocability. If you hold your shares in your own name, you may revoke your proxy at any time before its exercise at the special meeting by:

     o giving written notice of revocation to the secretary of FLBK prior to the special meeting;

     o    properly submitting a duly executed proxy bearing a later date; or

     o    voting in person at the special meeting.

         You should address all written notices of revocation and other communications with respect to revocation of proxies to:

                  Florida Banks, Inc.
                  5210 Belfort Road, Suite 310
                  Jacksonville, Florida 32256
                  Attention: T. Edwin Stinson, Jr., Secretary

         A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless notice of the death or incapacity is filed with the secretary of FLBK, before the shares are voted.

         If your shares are held in "street name" and you have instructed your broker to vote your shares, you must follow directions provided by your broker to change your vote.


VOTE REQUIRED FOR APPROVAL

         The affirmative vote of the holders of at least a majority of the outstanding shares of FLBK common stock and the outstanding shares of FLBK Series C preferred stock, each voting as a separate class, are required for approval of the merger proposal. Each share of FLBK common stock and each share of FLBK Series C preferred stock is entitled to one vote on each matter submitted to the meeting. TSFG, which is the only shareholder that holds both FLBK common stock and FLBK Series C preferred stock, has executed and delivered an irrevocable proxy directing that all of its common shares and Series C preferred shares be voted in the same manner as the holders of a majority of FLBK common stock. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

         As of the record date, the directors and executive officers of FLBK owned and are entitled to vote 919,297 shares of FLBK common stock, which represents approximately 13.23% of the outstanding shares of FLBK common stock. FLBK's directors and executive officers do not own any shares of FLBK Series C preferred stock. As of the record date, TSFG held 291,500 shares of FLBK common stock and all 50,000 shares of FLBK Series C preferred stock. As of the record date, none of TSFG's directors or executive officers or their affiliates held any shares of FLBK common stock or Series C preferred stock. Holders of a majority of the outstanding shares of FLBK common stock and FLBK Series C preferred stock, each voting separately as a class, must vote in favor of the merger in order for the merger to be approved.

                                   THE MERGER

         The following is a description of the material information pertaining to the merger, including the material terms and conditions of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus.


TRANSACTION STRUCTURE

         The merger agreement provides for a transaction in which FLBK will merge with and into TSFG. TSFG will be the surviving corporation in the merger and the separate corporate existence of FLBK will cease. Each share of FLBK common stock issued and outstanding at the effective time of the merger (with the exception of shares held by TSFG, which will be cancelled) will be converted into shares of TSFG common stock and each share of FLBK Series C preferred stock, all of which are held by TSFG, will be cancelled as described below.

         The TSFG articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the TSFG bylaws will be the bylaws of the combined company. Upon completion of the merger, the board of directors of the combined company will be expanded by one member and a current member of FLBK's board (to be selected by the FLBK board of directors prior to the effective time) will be appointed to fill the newly-created vacancy.


BACKGROUND OF THE MERGER

         The FLBK board of directors has periodically reviewed strategic options for FLBK as part of its corporate governance responsibilities. These strategic discussions included the possibility of business combinations involving FLBK and larger financial institutions, particularly in view of continuing consolidation and other developments in the financial services industry.

         From time to time, beginning in the fall of 2002, Mack I. Whittle, Jr., President and Chief Executive Officer of TSFG, spoke informally with Charles E. Hughes, Jr., the President and Chief Executive Officer of FLBK, regarding common issues faced by their companies. TSFG has had an equity stake in FLBK since FLBK's initial public offering in 1998. In December 2003, TSFG also purchased all 50,000 shares of FLBK's Series C preferred stock.

         The Executive Committee of FLBK's board of directors met telephonically on Wednesday, February 11, 2004 to discuss strategic alternatives available to FLBK. The FLBK Executive Committee felt that it was important to explore alternatives available to FLBK in addition to the capital raising, opportunities FLBK had already started pursuing. In this regard, FLBK was in the process of finalizing a universal shelf registration statement with the SEC that contemplated the possible future issuance of equity or debt securities. The Executive Committee authorized Mr. Hughes to make further inquiries to explore the value of FLBK as a stand-alone entity and in the context of a possible business combination. On Tuesday, February 24, 2004, Mr. Hughes inquired of Mr. Whittle as to the interest that TSFG may have in a strategic business combination with FLBK. Messrs. Hughes and Whittle then discussed in greater detail the potential fit between the companies, including the strategic benefits of a merger and a range of potential exchange ratios. Based on this meeting, Mr. Hughes preliminarily concluded that a transaction with TSFG presented a potentially attractive opportunity that FLBK should further explore.

         On Friday, February 27, 2004, Mr. Whittle confirmed that TSFG had an interest in merging with FLBK. Mr. Hughes then reported to the Executive Committee regarding his conversations with Mr. Whittle. The Executive Committee then authorized Mr. Hughes and T. Edwin Stinson, the Chief Financial Officer of FLBK, to proceed with due diligence and to meet with Mr. Whittle and the senior management team of TSFG to negotiate a potential merger between FLBK and TSFG.

         On Saturday, February 28, 2004, and Sunday, February 29, 2004, Messrs. Hughes and Stinson reviewed TSFG's business and prepared an analysis of TSFG information for presentation to the FLBK Executive Committee. On Monday, March 1, 2004, Mr. Hughes distributed the analysis of TSFG information to the FLBK Executive Committee. Mr. Hughes also notified SunTrust Robinson Humphrey and

Sandler O'Neill & Partners, L.P., FLBK's financial advisors, and Akerman Senterfitt, FLBK's legal advisor, regarding the potential merger with TSFG.

         TSFG and FLBK signed a mutual confidentiality agreement on Wednesday, March 3, 2004. FLBK formally retained SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. on March 3, 2004, to serve as FLBK's financial advisors and to assist in evaluating the financial terms of the proposed merger.

         Mr. Hughes then notified FLBK's board of directors of the potential merger and noticed a board meeting for Monday, March 15, 2004. During the remainder of the week of March 1, 2004, Mr. Hughes informed members of FLBK's senior management team of the potential merger with TSFG. Messrs Hughes and Whittle met on Sunday, March 7, 2004, at TSFG's offices in Greenville, South Carolina to discuss the details of a potential merger and TSFG's plan for the business of FLBK after a merger.

         On Monday, March 8, 2004, legal counsel for each of FLBK and TSFG began the preparation of the merger agreement. From that time until the announcement of the merger on March 17, 2004, negotiations continued between FLBK and TSFG and their respective advisors regarding the proposed transaction, the merger agreement and related agreements. Also commencing on March 8, 2004, representatives of FLBK visited TSFG's offices in Greenville, South Carolina and representatives of TSFG visited FLBK's offices in Jacksonville, Florida, to perform due diligence on the other party.

         On Thursday, March 11, 2004, the FLBK board of directors met telephonically. At this meeting, Mr. Hughes informed the board of the status of the TSFG negotiations and the board of directors authorized FLBK's Executive Committee and management to continue negotiations on the pricing and other structural terms of a potential merger with TSFG. Merger negotiations continued through the weekend of March 13 and 14, 2004.

         The FLBK board of directors met on Monday, March 15, 2004, in Jacksonville, Florida and received a report from FLBK's Executive Committee. At this meeting, Mr. Hughes reviewed the strategic rationale of the transaction, including the ability of shareholders to participate in a larger more diversified financial institution, the ability to combine the relative strengths and geographies of the two institutions, the ability of the FLBK shareholders to achieve a premium based on recent market valuations and other matters. SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. then made presentations to the FLBK board of directors regarding certain financial aspects of FLBK's potential merger with TSFG. FLBK's legal counsel then fully advised the board of directors regarding the legal structure of the potential merger with TSFG and the fiduciary duties of the board in considering the merger. At this point, the per share merger consideration to be received by FLBK shareholders had not been set. The board then authorized Mr. Hughes to continue negotiations with Mr. Whittle regarding the purchase price.

         Messrs. Hughes and Whittle continued to negotiate the per share merger consideration and related issues. The per share merger consideration of 0.77 shares of TSFG common stock for each share of FLBK common stock was then tentatively agreed upon by Messrs. Hughes and Whittle, subject to board approval.

         On Wednesday, March 17, 2004, the FLBK board of directors met telephonically. The board was advised by SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. regarding the financial aspects of the merger and each financial advisor delivered its opinion, that, as of the date of the meeting and subject to the considerations presented, the per share merger consideration of 0 .77 shares of TSFG common stock for each share of FLBK common stock was fair to FLBK shareholders from a financial point of view. The FLBK board of directors then voted unanimously to approve the execution of the merger agreement and to recommend that the FLBK shareholders vote to approve the merger agreement and the resulting merger of FLBK with and into TSFG. The merger was publicly announced after the markets closed on March 17, 2004.

         For the reasons set forth below, the FLBK board of directors has approved and adopted the merger agreement as advisable and in the best interests of FLBK and its shareholders and unanimously recommends that the FLBK shareholders vote for the approval and adoption of the merger agreement and the transactions contemplated by that agreement.


RECOMMENDATION OF THE FLBK BOARD OF DIRECTORS; FLBK'S REASONS FOR THE MERGER

     In reaching its decision to approve the merger agreement and recommend the merger to its shareholders, the FLBK board of directors consulted with FLBK's management, as well as its legal and financial advisors, and carefully considered a number of factors and potential benefits, including:

     o the structure of the merger and the financial and other terms of the merger agreement, including the fact that the transaction was a stock-for-stock merger that would allow shareholders to continue to participate in the future growth prospects of both companies, the merger consideration, the termination fee described below and the other terms of the agreement which are generally customary for similar financial institutions transactions;

     o its knowledge of FLBK's business, operations, financial condition, earnings and prospects, including its potential growth and profitability and the associated business risks;

     o its knowledge of the current and prospective economic and competitive environment facing the financial services industry generally, including continued consolidation and evolving trends in technology, and the competitive effects of these factors on smaller financial institutions such as FLBK;

     o the exchange ratio, which represented a 26.5% premium over the closing price of FLBK common stock on March 16, 2004, the last trading day preceding the FLBK board of directors approval of the merger agreement;

     o the financial analyses presented by each of SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. to the FLBK board of directors, and the opinions delivered to FLBK by SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P., to the effect that, as of March 17, 2004, and based upon and subject to the considerations set forth in the respective opinions, the merger consideration was fair to FLBK shareholders from a financial point of view;

     o its review, based in part on the presentation of its financial advisors and FLBK's management, of TSFG's business, operations, financial condition, earnings and prospects and the historical trading prices of TSFG's common stock as well as its greater liquidity as compared to FLBK common stock;

     o its belief that a combination with TSFG would allow FLBK shareholders, as shareholders of the combined entity, to participate in a more favorable investment opportunity than a continuing investment in FLBK was likely to achieve on a stand-alone basis;

     o the complementary nature of the businesses of FLBK and TSFG and the anticipated improved stability of TSFG's businesses and earnings in varying economic and market climates relative to FLBK on a stand-alone basis as a result of greater geographic, asset and line-of-business diversification;

     o the judgment, advice and analyses of FLBK's management with respect to the potential strategic, financial and operational benefits of the merger;

     o its belief that the transaction with TSFG offered greater value for FLBK's shareholders than other alternatives available to FLBK, including continuing as an independent company;

     o the likelihood that the merger would be completed, given the regulatory and other approvals required in connection with the merger, and the experience, reputation and resources of TSFG;

     o the expected treatment of the merger as a "reorganization" for United States federal income tax purposes, which would generally allow FLBK shareholders to avoid recognizing gain or loss upon the conversion of shares of FLBK common stock into shares of TSFG common stock in the merger;

     o that TSFG has agreed, following the merger, to (i) appoint one current FLBK board member (to be selected by the FLBK board of directors) to TSFG's board of directors, (ii) appoint the other members of the FLBK board to the advisory board of the successor bank, all of which are expected to provide a degree of continuity and involvement by FLBK following the merger, in the interest of FLBK's shareholders, customers and employees;

     o the results of the due diligence of TSFG conducted by FLBK's management and its financial and legal advisors; and

     o    TSFG's and FLBK's past experience and success in integrating mergers.

         FLBK's board of directors also considered and, as appropriate, balanced against the potential benefits of the merger a number of neutral and potentially negative factors, including:

     o the restrictions on FLBK's businesses prior to the closing or termination of the merger agreement and the potential time frame that FLBK might be subject to those restrictions;

     o the risk of diverting management and employee resources from other strategic opportunities and operational matters for an extended period of time;

     o the terms of the termination fee, including the risk that the termination fee might discourage third parties from offering to acquire FLBK by increasing the cost of a third party acquisition, and the financial impact on FLBK if it had to pay the termination fee;

     o the possibility that the FLBK shareholders will not receive the full benefit of any future growth in the value of the equity that FLBK may have achieved as an independent public company, and the possibility that TSFG will not perform as well in the future as FLBK might have performed as a public company without consummating the merger;

     o    the impact of the merger on FLBK's employees;

     o that the value of the merger consideration is determined by a fixed exchange ratio, and the possibility that the market value of TSFG common stock might decrease, resulting in less aggregate value being paid to FLBK shareholders;

     o the significant costs, such as financial advisor, legal and accounting fees, that will be incurred in seeking to consummate the merger;

     o the interests of certain executive officers and directors of FLBK with respect to the merger, described under "Interests of Certain Persons in the Merger," in addition to their interests as shareholders of FLBK generally; and

     o    other matters described under "Risk Factors."

         The foregoing discussion of the factors considered by the FLBK board of directors is not intended to be exhaustive, but rather includes material factors considered by the FLBK board of directors. In reaching its decision to approve the merger agreement and the other transactions contemplated by the merger agreement, the FLBK board of directors did not quantify or assign any relative weights to the factors considered and individual directors may have given different weights to different factors. The FLBK board of directors considered all these factors as a whole and considered them to be overall favorable to, and to support, a determination that the merger agreement is in the best interests of FLBK and its shareholders.

         THE FLBK BOARD OF DIRECTORS BELIEVES THE MERGER IS IN THE BEST INTERESTS OF FLBK AND THE FLBK SHAREHOLDERS. THE FLBK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FLBK SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THAT AGREEMENT.

OPINIONS OF FLBK'S FINANCIAL ADVISORS

         FLBK retained SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. on March 3, 2004, to advise the board of directors of FLBK in connection with the proposed merger, and to render written opinions as to the fairness, from a financial point of view, to the shareholders of FLBK of the consideration as set forth in the merger agreement with TSFG.

         SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. are investment banking firms that specialize in providing investment banking advisory services to financial institutions. SunTrust Robinson Humphrey and Sandler O'Neill & Partner, L.P. have been involved in numerous bank related mergers and acquisitions. No limitations were imposed by FLBK upon SunTrust Robinson Humphrey or Sandler O'Neill & Partners, L.P. with respect to rendering their opinions except that neither SunTrust Robinson Humphrey nor Sandler O'Neill & Partners, L.P. was asked to, nor did either of them solicit, indications of interest in a potential transaction from third parties. SunTrust Robinson Humphrey and Sandler O'Neill & Partners, L.P. has each in the past provided investment banking services to TSFG.


SUNTRUST ROBINSON HUMPHREY

         At the March 15, 2004 and March 17, 2004 meetings of the board of directors, SunTrust Robinson Humphrey reviewed with the board its financial analysis of the proposed merger and subsequently delivered its opinion on March 17, 2004 that, as of the date of such opinion and based upon and subject to certain matters stated therein, the 0.77 TSFG common shares (the "per share merger consideration") to be exchanged for each FLBK common share owned was fair from a financial point of view to the shareholders of FLBK, other than TSFG and its affiliates. SunTrust Robinson Humphrey reconfirmed its March 17, 2004 opinion by delivery of a written opinion dated May 20, 2004.

         THE FULL TEXT OF THE OPINION OF SUNTRUST ROBINSON HUMPHREY DATED MAY 20, 2004, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE SUNTRUST ROBINSON HUMPHREY OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE SUNTRUST ROBINSON HUMPHREY OPINION. FLBK SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

         SUNTRUST ROBINSON HUMPHREY'S OPINION IS DIRECTED TO THE FLBK BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE PER SHARE MERGER CONSIDERATION TO BE RECEIVED IN THE PROPOSED MERGER. SUNTRUST ROBINSON HUMPHREY'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE FLBK SPECIAL MEETING OF SHAREHOLDERS.


         MATERIAL AND INFORMATION CONSIDERED WITH RESPECT TO THE MERGER

     In arriving at its March 17, 2004 opinion, SunTrust Robinson Humphrey among other things:

     o    reviewed the merger agreement;

     o reviewed and analyzed publicly available information concerning FLBK and TSFG that SunTrust Robinson Humphrey believed to be relevant to its inquiry;

     o reviewed and analyzed financial and operating information with respect to the business, operations and prospects of each of FLBK and TSFG furnished to us by FLBK and TSFG, respectively;

     o reviewed and analyzed the trading history of FLBK's common stock and TSFG's common stock for the past five years and a comparison of that trading history with those of other publicly-traded companies that SunTrust Robinson Humphrey deemed relevant;

     o reviewed and analyzed a comparison of the historical financial results and present financial condition of each of FLBK and TSFG with those of selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant;

     o reviewed and analyzed historical data relating to percentage premiums paid in acquisitions of publicly-traded financial institutions with assets greater than $200 million from January 1, 2001 to the present;

     o reviewed and analyzed a comparison of the financial terms of the proposed merger with the publicly available financial terms of certain other recent transactions that SunTrust Robinson Humphrey deemed relevant;

     o conducted discussions with the management of each of FLBK and TSFG concerning their respective businesses, operations, assets, present conditions and future prospects; and

     o undertook other studies, analyses and investigations as SunTrust Robinson Humphrey deemed appropriate.

         SunTrust Robinson Humphrey assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by it in arriving at its opinion. With respect to the financial forecasts of FLBK and TSFG provided to or discussed with it, SunTrust Robinson Humphrey has assumed, at the direction of each of the management of FLBK and TSFG and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of each of FLBK and TSFG as to the future financial performance of FLBK and TSFG. In arriving at its opinion, SunTrust Robinson Humphrey did not conduct a physical inspection of the properties and facilities of FLBK and did not make nor obtain any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of FLBK, nor did it examine any individual credit files. SunTrust Robinson Humphrey is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and it has assumed that the aggregate allowances for loan and lease losses for FLBK and TSFG are adequate to cover such losses. FLBK did not authorize SunTrust Robinson Humphrey to solicit, and SunTrust Robinson Humphrey did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of FLBK's' business prior to signing the merger agreement.

         The SunTrust Robinson Humphrey opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to SunTrust Robinson Humphrey, as of the date of its opinion. The financial markets in general and the market for the common stock of FLBK and TSFG, in particular, are subject to volatility, and SunTrust Robinson Humphrey's opinion did not address potential developments in the financial markets or the market for the common stock of FLBK or TSFG after the date of its opinion. For purposes of its opinion, SunTrust Robinson Humphrey assumed that:

     o the proposed merger would be consummated substantially in accordance with the terms of the merger agreement;

     o the proposed merger will be treated as a tax-free reorganization for federal income tax purposes; and

     o all material governmental, regulatory or other consents or approvals necessary for the consummation of the proposed merger would be obtained without any adverse effect on FLBK or the expected benefits of the proposed merger, including the cost savings, revenue enhancements and related expenses expected to result from the proposed merger.

         Subsequent developments may affect SunTrust Robinson Humphrey's opinion, and SunTrust Robinson Humphrey does not have any obligation to update or revise its opinion.

         In preparing its opinion, SunTrust Robinson Humphrey performed a variety of financial and comparative analyses, a summary of which are described below. The summary is not a complete description of the analyses underlying SunTrust Robinson Humphrey's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and SunTrust Robinson Humphrey's opinion.

         In performing its analyses, SunTrust Robinson Humphrey made numerous assumptions with respect to FLBK, TSFG, industry performance and general business, economic, market and financial conditions, many of which are beyond the control of FLBK and TSFG. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

         SunTrust Robinson Humphrey's opinion and analyses were only one of many factors considered by the FLBK board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the FLBK board of directors or management of FLBK with respect to the proposed merger or the consideration to be received by FLBK in the proposed merger. The per share merger consideration in the proposed merger was determined on the basis of negotiations between FLBK and TSFG. FLBK's decision to enter into the proposed merger was made solely by the FLBK board of directors.

         The following is a summary of the material financial and comparative analyses presented to the FLBK board of directors by SunTrust Robinson Humphrey on March 15 and 17, 2004, in connection with its opinion dated March 17, 2004.


         ANALYSIS OF FLORIDA BANKS

         For purposes of SunTrust Robinson Humphrey's analyses, all implied equity values per share for FLBK were compared to the implied merger price per share of FLBK of $22.75, based on TSFG's closing price on the Nasdaq National Market on March 16, 2004 of $29.55 per share and the exchange ratio of 0.77.


         ANALYSIS OF SELECTED PUBLICLY-TRADED REFERENCE COMPANIES

         SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for FLBK with other selected publicly-traded reference companies that SunTrust Robinson Humphrey deemed relevant to FLBK. These companies are:

       Capital City Bank Group, Inc. (CCBG)
       First National Bankshares of Florida, Inc. (FLB)
       Seacoast Banking Corporation of Florida (SBCF)
       TIB Financial Corporation (TIBB)

         For the selected publicly-traded reference companies, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of latest twelve months ("LTM") earnings per share ("EPS"), projected calendar year 2004 and 2005 EPS, book value per share and tangible book value per share. All multiples were based on closing stock prices as of March 16, 2004. Projected EPS for the reference companies were based on Bloomberg consensus estimates. Bloomberg is an information provider that publishes a compilation of estimates of projected financial performance for publicly-traded companies produced by equity research analysts at leading investment banking firms. The following table sets forth the median multiples indicated by the market analysis of selected publicly-traded reference companies:

                                             REFERENCE COMPANIES
                                             ---------------------
      Market Price to:
      LTM EPS                                        24.29
      Calendar 2004E EPS                             19.79
      Calendar 2005E EPS                             17.76
      Book Value Per Share                            2.56
      Tangible Book Per Share                         2.56

         SunTrust Robinson Humphrey then applied the median multiples resulting from the analysis above to the values for FLBK for the latest twelve months EPS, projected 2004 EPS, projected 2005 EPS, book value per share and tangible book value per share. This analysis yielded a range of implied equity values per share for FLBK of between $15.06 and $19.79.

         SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies was identical to FLBK and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.


         ANALYSIS OF SELECTED MERGER AND ACQUISITION TRANSACTIONS

         SunTrust Robinson Humphrey reviewed and analyzed the financial terms, to the extent publicly available, in 14 selected completed and pending mergers and acquisitions involving banks in the state of Florida announced between January 1, 2001 and March 16, 2004 that SunTrust Robinson Humphrey deemed relevant.

         For the selected transactions, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of LTM EPS and book value per share. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The following table sets forth the median multiples indicated by this analysis:

                                                       MEDIAN OF ALL
                                              REFERENCE TRANSACTIONS
                                           ------------------------------
           Market Price to:
           LTM EPS                                         24.61
           Book Value Per Share                             3.03


         SunTrust Robinson Humphrey then applied the median multiple resulting from the analysis above to the LTM EPS and book value per share for FLBK. This analysis yielded a range of implied equity values per share for FLBK of between $15.26 and $23.39.

         SunTrust Robinson Humphrey noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the proposed merger. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.


         DIVIDEND DISCOUNT ANALYSIS

         SunTrust Robinson Humphrey performed a dividend discount analysis based upon projections provided by FLBK's management for the fiscal year ending December 31, 2004 and developed from FLBK's projections for the fiscal years ending December 31, 2005, 2006, 2007 and 2008 to estimate the net present equity value per share of FLBK. SunTrust Robinson Humphrey discounted five years of estimated cash flows for FLBK, assuming a dividend rate sufficient to maintain an equity capital ratio (defined as common equity divided by total assets) of 6.00% and using a range of discount rates from 9% to 11%. In order to derive the terminal value of FLBK's earnings stream beyond 2008, SunTrust Robinson Humphrey assumed terminal value multiples of fiscal year 2008 EPS ranging from 18.0x to 22.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of FLBK common stock. This analysis yielded a range of stand-alone values for FLBK common stock of between $17.67 and $23.46 per share, with an average value of $20.45 per share.


         PREMIUMS PAID ANALYSIS

         SunTrust Robinson Humphrey analyzed the transaction premiums paid in 93 merger and acquisition transactions involving publicly traded banks with total assets greater than $200 million, announced between January 1, 2001 and March 16, 2004, based on the target company's stock price one day, one week and four weeks prior to public announcement of the transaction. This analysis indicated the following premiums paid in the selected transactions:

                                      PURCHASE PRICE PREMIUM
                                      PRIOR TO ANNOUNCEMENT

                      ---------------------------------------------------
                          1 Day              1 Week          4 Weeks
                      ---------------    ---------------    -------------

   Median Premium         26.8 %             30.0 %           34.7 %


         SunTrust Robinson Humphrey then applied the median multiples resulting from the analysis above to the relevant closing prices of FLBK common stock. This analysis yielded a range of implied equity values per share for FLBK of between $21.95 and $22.19.


         CONTRIBUTION ANALYSIS

         SunTrust Robinson Humphrey reviewed the relative contribution that TSFG and FLBK (adjusted on a pro forma basis for TSFG's proposed acquisition of CNB Florida Bancshares, Inc.) would be making to the combined business in terms of net interest income, loan loss provision, non-interest income, non-interest expense, net income, total assets, net loans, total deposits, shareholders' equity and tangible shareholders' equity. SunTrust Robinson Humphrey analyzed relative contribution based on the latest twelve months results for each company through December 31, 2003. The relative contribution of FLBK to the combined entity's pro forma combined financial results ranged from a high of 16.6% (based on each company's latest twelve months non-interest income) to a low of 4.4% (based on each company's shareholders' equity as of December 31, 2003). FLBK's shareholders, other than TSFG and its affiliates, are expected to receive 7.8% ownership of the combined entity, based on the exchange ratio of 0.77.


         ANALYSIS OF THE SOUTH FINANCIAL GROUP

         Analysis of Selected Publicly-Traded Reference Companies

         SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for TSFG with other selected publicly-traded reference companies that SunTrust Robinson Humphrey deemed relevant to TSFG. These companies are:

HIGH PERFORMANCE BANKS                                  HIGH GROWTH BANKS
----------------------                                  -----------------
Commerce Bancorp, Inc. (CBH)                            Cullen/Frost Bankers, Inc. (CFR)
Cullen/Frost Bankers, Inc. (CFR)                        Fulton Financial Corporation (FULT)
City National Corporation (CYN)                         Mercantile Bankshares Corporation (MRBK)
Greater Bay Bancorp (GBBK)                              Old National Bancorp (ONB)
National Commerce Financial Corporation (NCF)           Sky Financial Group, Inc. (SKYF)
North Fork Bancorporation, Inc. (NFB)                   Texas Regional Bancshares, Inc. (TRBS)
Sky Financial Group Inc. (SKYF)                         Valley National Bancorp (VLY)
Southwest Bancorporation of Texas, Inc. (SWBT)
UCBH Holdings, Inc. (UCBH)
Zions Bancorporation (ZION)

         For the selected publicly-traded reference companies, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of LTM EPS, projected calendar year 2004 and 2005 EPS, book value per share and tangible book value per share. All multiples were based on closing stock prices as of March 16, 2004. Projected EPS for the reference companies were based on Bloomberg consensus estimates. The following table sets forth the median multiples indicated by the market analysis of selected publicly-traded reference companies:

                                                                                   HIGH
                                          HIGH PERFORMANCE BANKS          GROWTH  BANKS
                                       -----------------------------    --------------------
  MARKET PRICE TO:
           LTM EPS                                            16.90               16.87
           Calendar 2004E EPS                                 15.34               16.02
           Calendar 2005E EPS                                 13.70               13.76
           Book Value Per Share                                2.47                2.58
           Tangible Book Per Share                             3.31                3.05

         SunTrust Robinson Humphrey then applied the median multiples resulting from the analysis above to the values for TSFG for the latest twelve months EPS, projected 2004 EPS, projected 2005 EPS, book value per share and tangible book value per share. This analysis yielded a range of implied equity values per share for TSFG of between $29.61 and $42.75. SunTrust Robinson Humphrey noted as part of its analysis that TSFG's closing stock price on the day preceding signing of the merger agreement was $29.55.

         SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies was identical to TSFG and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.


         OTHER FACTORS AND ANALYSES

         SunTrust Robinson Humphrey took into consideration various other factors and analyses, including: historical market prices and trading volumes for FLBK's and TSFG's common stock; movements in the common stock of selected publicly-traded companies; movements in the S&P 500 Index and the NASDAQ Composite Index; and analyses of the weighted average costs of capital of selected publicly-traded companies.

         In connection with its written opinion dated May 20, 2004, SunTrust Robinson Humphrey confirmed the appropriateness of its reliance on the analyses used to render its March 17, 2004 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.


         INFORMATION REGARDING SUNTRUST ROBINSON HUMPHREY

         The FLBK board of directors selected SunTrust Robinson Humphrey to act as its financial advisor and render a fairness opinion regarding the proposed merger because SunTrust Robinson Humphrey is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed merger and because it is familiar with FLBK, its business and its industry. SunTrust Robinson Humphrey has from time to time rendered investment banking, financial advisory and other services to FLBK for which it has received, or will receive, customary compensation. SunTrust Robinson Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

         Pursuant to a letter agreement dated March 3, 2004, FLBK has agreed to pay SunTrust Robinson Humphrey an opinion fee of $300,000, which was payable upon the earlier of delivery of the fairness opinion or signing of the merger agreement. In addition, FLBK has agreed to pay SunTrust Robinson Humphrey a financial advisory fee at closing of the proposed merger equal to 0.60% of the aggregate consideration to be received pursuant to the proposed merger, less amounts previously received. Based on the closing market price of TSFG common stock as of March 17, 2004, the trading day immediately prior to the public announcement of the proposed merger, the additional fee payable to SunTrust Robinson Humphrey under the preceding formula would be approximately $1,050,000. The fees paid or payable to SunTrust Robinson Humphrey are not contingent upon the contents of the opinion delivered. In addition, FLBK has agreed to reimburse SunTrust Robinson Humphrey for its reasonable out-of-pocket expenses, subject to certain limitations, and to indemnify SunTrust Robinson Humphrey and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws. In the ordinary course of its business, SunTrust Robinson Humphrey may actively trade in the securities of FLBK for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with FLBK in the ordinary course of business.

SANDLER O'NEILL & PARTNERS, L.P.

         By letter dated March 3, 2004, FLBK retained Sandler O'Neill to act as its financial advisor in connection with a possible business combination with TSFG. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

         Sandler O'Neill acted as financial advisor to FLBK in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the March 17, 2004 meeting of the board of directors of FLBK at which FLBK's board considered and approved the merger agreement, Sandler O'Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of March 17, 2004, the exchange ratio was fair to FLBK's shareholders from a financial point of view. Sandler O'Neill has confirmed its opinion by delivering to the board a written opinion dated the date of this proxy statement/prospectus. In rendering its updated opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. THE FULL TEXT OF SANDLER O'NEILL'S UPDATED OPINION IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS. THE OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SANDLER O'NEILL IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE FLBK SHAREHOLDERS TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER.

         SANDLER O'NEILL'S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE FLBK BOARD OF DIRECTORS AND IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO TO FLBK SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF FLBK TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY FLBK SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER.

         In connection with rendering its March 17, 2004 opinion, Sandler O'Neill reviewed and considered, among other things:

     (1)  the merger agreement;

     (2) certain publicly available financial statements and other historical financial information of FLBK that Sandler O'Neill deemed relevant;

     (3) certain publicly available financial statements and other historical financial information of TSFG that Sandler O'Neill deemed relevant;

     (4) internal financial projections for FLBK for the year ending December 31, 2004 furnished by and discussed with management of FLBK and earnings per share estimates for FLBK for the year ending December 31, 2005 reviewed with management of FLBK;

     (5) internal financial projections for TSFG for the years ending December 31, 2004 through 2006, furnished by and discussed with management of TSFG and earnings per share estimates for TSFG for the years ending December 31, 2004 and 2005 published by I/B/E/S;

     (6) the pro forma financial impact of the merger on TSFG, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by managements of FLBK and TSFG;

     (7) the relative contributions of assets, liabilities, equity and earnings of FLBK and TSFG to the resulting institution;

     (8) the publicly reported historical price and trading activity for FLBK's and TSFG's common stock, including a comparison of certain financial and stock market information for FLBK and TSFG with similar publicly available information for certain other companies the securities of which are publicly traded;

     (9) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

     (10) the current market environment generally and the banking environment in particular; and

     (11) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

         Sandler O'Neill also discussed with certain members of senior management of FLBK the business, financial condition, results of operations and prospects of FLBK and held similar discussions with certain members of senior management of TSFG regarding the business, financial condition, results of operations and prospects of TSFG, including their views of the financial impact of TSFG's pending acquisition of CNBB.

         In connection with its engagement, Sandler O'Neill was not asked to, and did not, solicit indications of interest in a potential transaction from third parties. The FLBK board of directors did not otherwise limit the investigations made or the procedures followed by Sandler O'Neill in giving its opinion.

         In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of managements of FLBK and TSFG that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O'Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of FLBK or TSFG or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of FLBK or TSFG, nor did it review any individual credit files relating to FLBK or TSFG. With FLBK's consent, Sandler O'Neill assumed that the respective allowances for loan losses for both FLBK and TSFG were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill did not conduct any physical inspection of the properties or facilities of FLBK or TSFG.

         Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed, with FLBK's consent, that there has been no material change in FLBK's and TSFG's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that FLBK and TSFG will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. With FLBK's consent, Sandler O'Neill relied upon the advice FLBK received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

         In rendering its March 17, 2004 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES, THESE TABLES MUST BE READ TOGETHER WITH THE ACCOMPANYING TEXT. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to FLBK or TSFG and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of FLBK or TSFG and the companies to which they are being compared.

         The earnings projections used and relied upon by Sandler O'Neill for FLBK and TSFG in its analyses were based upon, in the case of FLBK, internal financial projections furnished by management of FLBK and, in the case of TSFG, both published I/B/E/S earnings estimates and internal financial projections furnished by management of TSFG. With respect to such financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, FLBK's and TSFG's management confirmed to Sandler O'Neill that they reflected the best currently available estimates and judgments of such management of the future financial performance of FLBK and TSFG, respectively, and Sandler O'Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O'Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections. With FLBK's consent, Sandler O'Neill relied solely upon information provided by TSFG as to all matters relating to TSFG's pending acquisition of CNBB and has made no independent investigation thereof.

         In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of FLBK, TSFG and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the FLBK board of directors at the board's March 17th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of FLBK's common stock or TSFG's common stock or the prices at which FLBK's or TSFG's common stock may be sold at any time.

         Summary of Proposal

         Sandler O'Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of TSFG's common stock on March 16, 2004 of $29.55 and the exchange ratio of 0.77, Sandler O'Neill calculated an implied transaction value of $22.75 per share. Based upon financial information for FLBK as of or for the year ended December 31, 2003, Sandler O'Neill calculated the following ratios:

                              TRANSACTION RATIOS

Transaction value/Last twelve month's earnings per common share                 36.70x
Transaction value/Current year estimated earnings per common share (1)          29.55x
Transaction value/Tangible  book value per common share                        294.73%
Transaction value/Stated book value per common share                           294.73%
Tangible book premium/Core deposits (2)                                         29.39%

(1)  2004 EPS estimate published by I/B/E/S.
(2)  Assumes FLBK's total core deposits are $414.5 million.

         For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $174.6 million, based upon 7.7 million of FLBK's fully diluted shares outstanding using the treasury method. Sandler O'Neill noted that the transaction value represented a 26.48% premium over the March 16, 2004 closing price of FLBK's common stock.

         Stock Trading History

         Sandler O'Neill reviewed the history of the reported trading prices and volume of FLBK's common stock and TSFG's common stock and the relationship between the movements in the prices of FLBK's common stock and TSFG's common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the Nasdaq Bank Index, the Standard & Poor's Bank Index and the median performance of a composite peer group of publicly traded commercial banks for each of FLBK and TSFG selected by Sandler O'Neill. During the one year period ended March 12, 2004, each of FLBK's and TSFG's common stock outperformed each of the indices and the peer group to which it was compared.

                  FLBK'S AND TSFG'S ONE-YEAR STOCK PERFORMANCE
                  --------------------------------------------

                              BEGINNING INDEX VALUE         ENDING INDEX VALUE
                                  MARCH 12, 2003              MARCH 12, 2004
                                  --------------              --------------
FLBK                                  100.00%                     186.13%
FLBK peer group                       100.00%                     128.97
Nasdaq Bank Index                     100.00%                     139.03
S&P Bank Index                        100.00%                     138.70
S&P 500 Index                         100.00%                     139.34


                                       35

                              BEGINNING INDEX VALUE    ENDING INDEX VALUE
                                  MARCH 12, 2003              MARCH 12, 2004
                                  --------------              --------------
TSFG                                  100.00%                     152.50%
TSFG peer group                       100.00%                     140.08
Nasdaq Bank Index                     100.00%                     139.03
S&P Bank Index                        100.00%                     138.70
S&P 500 Index                         100.00%                     139.34


         Comparable Company Analysis

         Sandler O'Neill used publicly available information to compare selected financial and market trading information for FLBK and a group of financial institutions selected by Sandler O'Neill. The FLBK Peer group consisted of the following publicly traded commercial banks located in the Southeast with total assets between $750 million and $2 billion:

         Main Street Banks, Inc.                              Capital City Bank Group Inc.
         First Community Bancshares, Inc.                     First Bancorp
         Virginia Financial Group, Inc.                       Bank of the Ozarks, Inc.
         Seacoast Banking Corporation of Florida              FNB Corporation
         Union Bankshares Corporation                         SCBT Financial Corporation
         Greene County Bancshares, Inc.                       BancTrust Financial Group, Inc.
         Bank of Granite Corporation                          GB&T Bancshares, Inc.
         Security Bank Corporation                            Virginia Commerce Bancorp, Inc.
         Capital Bank Corporation                             Commercial Bankshares, Inc.

The analysis compared publicly available financial and market trading information for FLBK and the high, low, mean and median data for the FLBK Peer Group as of and for the year ended December 31, 2003. The table below sets forth the data for FLBK and the median data for the FLBK Peer Group as of and for the year ended December 31, 2003 (or in cases where December data was not available, the twelve-month period ended September 30, 2003), with pricing data as of March 16, 2004.

                          COMPARABLE GROUP ANALYSIS(1)

                                                     FLBK             PEER GROUP
                                                     ----             ----------
Total assets (in thousands)                        $943,791          $1,216,212
Tangible equity/tangible assets                       6.12%               7.36%
Intangible assets/total equity                        0.00%              18.42%
Net loans/total assets                               79.26%              72.47%
Gross loans/total deposits                           95.04%              93.20%
Total borrowings/total assets                         6.10%               8.40%
Non-performing assets/total assets                    0.46%               0.52%
Loan loss reserve/gross loans                         1.20%               1.25%
Net interest margin                                   3.22%               4.34%
Non-interest income/average assets                    1.78%               1.29%
Non-interest expense/average assets                   3.68%               3.17%
Efficiency ratio                                     76.19%              61.88%
Return on average assets                              0.53%               1.30%
Return on average equity(2)                           8.43%              13.73%
Price/tangible book value per common share          212.86%             249.56%
Price/LTM earnings per common share                  29.02x              17.96x
Dividend payout ratio                                 0.00%              37.12%
Dividend yield                                        0.00%               2.13%

(1) Financial information obtained from SNL for the periods indicated, including with respect to FLBK.

(2) Net income before preferred stock dividends divided by average total equity.

         Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for TSFG and two groups of commercial banks. The first group, the TSFG Peer Group, consisted of the following publicly traded commercial banks headquartered in the Southeastern United States with total assets between $4 billion and $16 billion:

         Colonial BancGroup, Inc.                                      First Citizens BancShares, Inc.
         BancorpSouth, Inc.                                            Trustmark Corporation
         United Bankshares, Inc.                                       United Community Banks, Inc.
         First Charter Corporation                                     Hancock Holding Company
         First Citizens Bancorporation of South Carolina, Inc.

         Sandler O'Neill also compared TSFG to a group of nationwide publicly traded commercial banks that have been publicly announced by TSFG to be the commercial banks against which management measures TSFG's financial and operational performance. This second group, the High Performing Group, was comprised of the following institutions:

         Zions Bancorporation                                          National Commerce Financial Corporation
         Commerce Bancorp, Inc.                                        North Fork Bancorporation, Inc.
         City National Corporation                                     Sky Financial Group, Inc.
         Cullen / Frost Bankers, Inc.                                  Greater Bay Bancorp
         Southwest Bancorporation of Texas, Inc.                       UCBH Holdings, Inc.

     The analysis compared publicly available financial information for TSFG and the median data for each of the Regional Group and High Performing Group as of and for the year ended December 31, 2003 (and in some cases, as of and for each of the years ended December 31, 1998 through 2003). The table below sets forth the comparative data as of and for the year ended December 31, 2003 (or in cases where December data was not available, the period ended September 30, 2003), with pricing data as of March 16, 2004.

COMPARABLE GROUP ANALYSIS1
                                                                           HIGH PERFORMANCE
                                             TSFG        REGIONAL GROUP          GROUP
                                             ----        -------------           -----
Total assets (in thousands)               $10,719,401      $6,378,999       $12,957,368
Tangible equity/tangible assets                 6.05%           7.03%             6.69%
Intangible assets/total equity                 36.03%          17.08%            24.26%
Net loans/total assets                         53.07%          65.34%            58.80%
Gross loans/total deposits                     95.57%          92.99%            83.12%
Total borrowings/total assets                  32.72%          21.01%            14.58%
Non-performing assets/total assets              0.57%           0.35%             0.30%
Loan loss reserve/gross loans                   1.27%           1.43%             1.52%
Net interest margin                             3.30%           3.80%             4.11%
Non-interest income/average assets              0.85%           1.72%             1.56%
Non-interest expense/average assets             2.17%           3.13%             3.24%
Efficiency ratio                               56.84%          60.72%            60.31%
Return on average assets                        1.03%           1.02%             1.28%
Return on average equity                       13.40%          13.47%            16.75%
Price/tangible book value per share           278.46%         234.00%           322.05%
Price/LTM earnings per share                   15.63x          16.35x            16.87x


(1) Financial information obtained from SNL for the periods indicated, including with respect to TSFG.

                                       37

Dividend payout ratio                          30.16%          34.25%            30.38%
Dividend yield                                  1.93%           2.32%             1.88%


         Analysis of Selected Merger Transactions

         Sandler O'Neill reviewed 26 merger transactions announced nationwide between January 1, 2003 and March 12, 2004 involving commercial banks as acquired institutions with a transaction value between $100 and $500 million. Sandler O'Neill also reviewed 11 commercial bank transactions announced during the same period involving Florida commercial banks as acquired institutions with a transaction value greater than $15 million. Sandler O'Neill reviewed the multiples of transaction price at announcement to last twelve months' earnings per share, transaction price to estimated earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean, median multiples and premiums for the transactions. The median multiples were applied to FLBK's financial information as of and for the year ended December 31, 2003. As illustrated in the following tables, Sandler O'Neill derived an imputed range of values per share of FLBK's common stock of $13.88 to $23.18 based upon the median multiples for the nationwide transactions and $17.57 to $26.35 based upon the median multiples for the Florida transactions. The implied transaction value of the merger as calculated by Sandler O'Neill was $22.75 per share.

                                                TRANSACTION MULTIPLES
                                                 NATIONWIDE TRANSACTIONS            FLORIDA TRANSACTIONS

                                                 Median         Implied            Median        Implied
                                                Multiple         Value            Multiple        Value
                                                --------         -----            --------        ------
Transaction price/LTM EPS                          22.26x        $13.88             28.18x        $17.57
Transaction price/Estimated EPS (1)                19.12x        $15.00             33.58x        $26.35
Transaction price/Book value                      270.10%        $20.85            310.94%        $24.01
Transaction price/Tangible book value             300.22%        $23.18            310.94%        $24.01
Tangible book premium/Core deposits (2)            21.78%        $20.92             21.16%        $20.55
Premium to market (3)                              26.70%        $22.79              9.89%        $19.77

(1) Based on internal FLBK projections for the fiscal year ending December 31, 2004.
(2)  Assumes FLBK's core deposits total $414.5 million.
(3)  Based on FLBK's March 16, 2004 closing price of $17.99.


         Discounted Dividend Stream and Terminal Value Analysis

         Sandler O'Neill performed an analysis that estimated the future stream of after-tax dividend flows of FLBK through December 31, 2008 under various circumstances, assuming FLBK performed in accordance with the common earnings per share projections furnished by management and the impact of a proposed issuance of $5 million in common stock in the first quarter of 2004. For periods after 2005, Sandler O'Neill assumed an annual growth rate of earning per share of between 22% and 24%. To approximate the terminal value of FLBK common stock at December 31, 2008, Sandler O'Neill applied price/earnings multiples ranging from 14x to 24x and multiples of tangible book value ranging from 175% to 300%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of FLBK common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of FLBK common stock of $12.92 to $28.96 when applying the price/earnings multiples and $13.50 to $30.25 when applying multiples of tangible book value. The implied transaction value of the merger as calculated by Sandler O'Neill was $22.75 per share.

                                            EARNINGS PER SHARE MULTIPLES

     DISCOUNT RATE           14X              16X             18X              20X              22X            24X
     -------------
         9.0%               $16.89           $19.31          $21.72           $24.14           $26.55         $28.96
        11.0%                15.43            17.63           19.83            22.04            24.24          26.45
        13.0%                14.11            16.12           18.14            20.16            22.17          24.19
        15.0%                12.92            14.77           16.62            18.46            20.31          22.16


                                       TANGIBLE BOOK VALUE PER SHARE MULTIPLES

     DISCOUNT RATE           175%             200%            225%             250%             275%           300%
     -------------
         9.0%               $17.65           $20.17          $22.69           $25.21           $27.73         $30.25
        11.0%                16.11            18.41           20.72            23.02            25.32          27.62
        13.0%                14.74            16.84           18.95            21.05            23.16          25.26
        15.0%                13.50            15.43           17.36            19.28            21.21          23.14

         Sandler O'Neill performed a similar analysis that estimated the future stream of after-tax dividend flows of TSFG through December 31, 2008 under various circumstances, assuming TSFG's projected dividend stream and that TSFG performed in accordance with earnings per share projections reviewed with management (the earnings per share numbers reflect operating earnings per share to minimize the effect of one time gains/charges recognized or incurred by TSFG in connection with its recent acquisition activity and also reflect the impact of TSFG's pending acquisition of CNBB). Sandler O'Neill assumed, for periods after 2006, an annual growth rate of earnings per share of approximately 19%. To approximate the terminal value of TSFG common stock at December 31, 2008, Sandler O'Neill applied price/earnings multiples ranging from 12x to 22x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of TSFG common stock. Sandler O'Neill also performed this analysis assuming that TSFG performed in accordance with median I/B/E/S earnings per share estimates. In this analysis using I/B/E/S estimates, Sandler O'Neill assumed, for periods after 2005, an annual growth rate of earnings per share of approximately 16%. As illustrated in the following tables, Sandler O'Neill's analyses indicated an imputed range of values per share of TSFG common stock of $27.44 to $63.11 when applying TSFG's management projections and $22.22 to $50.58 when applying median I/B/E/S estimates.

                                 EARNINGS PER SHARE MULTIPLES - MANAGEMENT ESTIMATES

      DISCOUNT RATE           12X              14X             16X              18X              20X             22X
     -------------
         9.0%               $35.57           $41.08          $46.59           $52.09           $57.60          $63.11
        11.0%                32.57            37.60           42.62            47.65            52.68           57.71
        13.0%                29.87            34.47           39.07            43.67            48.27           52.86
        15.0%                27.44            31.65           35.87            40.08            44.29           48.50



                                   EARNINGS PER SHARE MULTIPLES - I/B/E/S ESTIMATES

     DISCOUNT RATE           12X              14X             16X              18X              20X             22X
     -------------
         9.0%               $28.75           $33.11          $37.48           $41.85           $46.22          $50.58
        11.0%                26.34            30.32           34.31            38.30            42.29           46.28
        13.0%                24.17            27.82           31.47            35.11            38.76           42.41
        15.0%                22.22            25.56           28.90            32.24            35.59           38.93

         In connection with its analyses, Sandler O'Neill considered and discussed with the FLBK board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.



         Contribution Analysis

         Sandler O'Neill reviewed the relative contributions to be made by FLBK and TSFG to the combined based on financial information of both companies as of or for the year ended December 31, 2003 and which, in the case of TSFG, gives effect to the impact of the pending acquisition of CNBB. The percentage of pro forma shares owned was determined using the exchange ratio of 0.77. This analysis indicated that the implied contributions to the combined entity were as follows:


                              CONTRIBUTION ANALYSIS

                                      TSFG                             FLBK
                                      ----                             ----
Net loans                             89.5%                           10.5%
Total assets                          92.4%                            7.6%
Deposits                              89.4%                           10.6%
Borrowings                            97.9%                            2.1%
Tangible equity                       92.1%                            7.9%
Total equity                          95.2%                            4.8%
Last twelve months' net income        95.8%                            4.2%
Market capitalization (1)             94.9%                            5.1%
Pro forma ownership                   91.8%                            8.2%

(1)  Based upon stock price as of December 31, 2003


         Pro Forma Merger Analysis

         Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the second quarter of 2004, (2) 100% of the FLBK shares are exchanged for TSFG common stock at an exchange ratio of 0.77, (3) FLBK stock options are converted into options to purchase TSFG common stock, adjusted for the exchange ratio, (4) earnings per share projections for FLBK consistent with internal financial projections for 2004 and 2005, (5) earnings per share projections reviewed with the management of TSFG, (6) earnings per share projections for TSFG consistent with I/B/E/S earnings per share estimates for 2004 and 2005 and (7) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of FLBK and TSFG. The analysis indicated that, with respect to projected earnings per share for the year ending December 31, 2005 (the first full year after assumed completion of the merger), the merger would have a slightly dilutive or neutral impact on TSFG's projected earnings per share, and be highly accretive to FLBK's earnings per share. The analysis also indicated with respect to projected tangible book value that, at June 30, 2004, the assumed closing date of the merger, the merger would be slightly dilutive to TSFG's tangible book value per share and would be significantly accretive to FLBK's projected tangible book value. The actual results achieved by the combined company may vary from projected results and the variations may be material.

         FLBK has agreed to pay Sandler O'Neill a transaction fee in connection with the merger equal to 0.40% of the aggregate consideration to be received pursuant to the merger, all of which is contingent, and payable, upon closing of the merger. Based on the closing market price of TSFG common stock as of March

17, 2004, the last trading day immediately prior to the public announcement of the proposed merger, the transaction fee payable to Sandler O'Neill would be approximately $710,000. FLBK has also paid Sandler O'Neill a fee of $300,000 for rendering its opinion, which fee will be credited against the fee payable upon closing of the merger. FLBK has also agreed to reimburse certain of Sandler O'Neill's reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

         Sandler O'Neill has in the past provided other investment banking services to FLBK and received compensation for such services and may provide, and receive compensation for, such services in the future, including during the pendency of the merger. In addition, Sandler O'Neill is currently providing, and in the past have provided, certain investment banking services to TSFG, and has received and will receive compensation for such services. Sandler O'Neill may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the merger. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to FLBK and TSFG and their respective affiliates and may actively trade the debt and/or equity securities of FLBK and TSFG and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


MERGER CONSIDERATION

         The merger agreement provides that at the effective time of the merger each share of FLBK common stock issued and outstanding immediately prior to the effective time will be converted into a number of shares of TSFG common stock as described below. In our discussion, we refer to the number of shares of TSFG common stock to be received for each share of FLBK common stock being converted into TSFG stock as the "per share merger consideration."

         In the merger, TSFG will issue 0.77 shares of TSFG common stock for each share of FLBK common stock. This is a fixed exchange ratio and will not be adjusted to reflect fluctuations in the market price of the TSFG common stock prior to the effective time of the merger. However, FLBK's board of directors will have the right to terminate the merger if certain minimum price levels for TSFG's common stock, relative to the NASDAQ Bank Index, are not maintained, subject to TSFG's right to increase the merger consolidation to avoid such termination.

         NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF TSFG COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF TSFG COMMON STOCK ON THE DATE THAT STOCK IS RECEIVED BY A FLBK SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF TSFG COMMON STOCK RECEIVED BY A FLBK SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF TSFG COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

         If, between the date of the merger agreement and the effective time, the shares of TSFG common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.


FRACTIONAL SHARES

         No fractional shares of TSFG common stock will be issued to any holder of FLBK common stock or Series C preferred stock upon completion of the merger. For each fractional share that would otherwise be issued, TSFG will pay cash in an amount equal to the fraction multiplied by the average of the last reported sale price per share (expressed to three decimal places) of TSFG common stock as reported on the Nasdaq National Market for the ten consecutive trading days immediately prior to third business day prior to the effective time of merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of TSFG common stock.

TREATMENT OF OPTIONS AND RESTRICTED STOCK

         Each outstanding option to acquire FLBK common stock granted under FLBK's stock option plans that are outstanding and unexercised will be converted automatically at the effective time of the merger into a fully vested option to purchase TSFG common stock. FLBK's stock options will continue to be governed by the terms of the FLBK stock option plans, except that:

     o the number of shares of TSFG common stock subject to the new TSFG option will be equal to the product of the number of shares of FLBK common stock subject to the FLBK stock option and the exchange ratio, rounded to the nearest whole share; and

     o the exercise price per share of TSFG common stock subject to the new TSFG stock option will be equal to the exercise price per share of FLBK common stock under the FLBK stock option divided by the exchange ratio, rounded to the nearest cent.

Each share of FLBK restricted stock issued by FLBK under any of FLBK's stock-based plans that is outstanding will be converted automatically at the effective time of the merger, at the exchange ratio, into fully vested shares of TSFG common stock, provided that any fractional shares of TSFG common stock resulting from the application of the exchange ratio will be rounded to the nearest whole share.


EFFECTIVE TIME

         We will complete the merger after all the conditions to the merger set forth in the merger agreement have been satisfied or waived, unless we agree otherwise. The merger will become effective when the articles of merger reflecting the merger are filed with the Secretaries of State of South Carolina and Florida.

         We anticipate that the merger will be completed during the third quarter of 2004. However, the completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, TSFG and FLBK will complete the merger. If the merger is not completed on or before December 31, 2004, either TSFG or FLBK may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See "--Conditions to the Completion of the Merger" and "--Regulatory Approvals Required for the Merger" beginning on pages 42 and 45, respectively.


CONDITIONS TO THE COMPLETION OF THE MERGER

         Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

         The respective obligations of TSFG and FLBK to complete the merger are subject to the following conditions:

     o    approval of the merger agreement by FLBK's shareholders;

     o authorization by the Nasdaq National Market of listing of the shares of TSFG common stock to be issued in the merger;

     o receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

     o effectiveness of the registration statement for the TSFG shares to be issued in the merger;

     o absence of any order, decree or injunction of a court or agency of competent jurisdiction which prohibits or prevents the completion of the merger;

     o absence of any statute, rule or regulation which prohibits, restricts or makes illegal completion of the merger;

     o the execution and delivery of employment agreements and non-compete agreements set forth in the merger agreement;

     o the receipt by FLBK of an opinion of counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

     o accuracy of the other party's representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a "material adverse effect" on the party making those representations and warranties (see "--Representations and Warranties" below), and the performance by the other party of its obligations contained in the merger agreement in all material respects; and

     o the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger.


REPRESENTATIONS AND WARRANTIES

         Each of FLBK and TSFG has made representations and warranties to the other in the merger agreement as to, among other things:

     o corporate existence, good standing and qualification to conduct business;

     o    capital structure;

     o due authorization, execution, delivery and enforceability of the merger agreement;

     o governmental and third-party consents necessary to complete the merger;

     o    SEC and regulatory filings;

     o    financial statements;

     o    fees payable to financial advisors in connection with the merger;

     o    absence of material adverse changes;

     o    legal proceedings and regulatory actions;

     o    tax matters;

     o    compliance with laws;

     o    agreements with regulatory agencies and regulatory approvals;

     o    loan portfolio;

     o    properties;

     o    tax treatment of the merger; and

     o    Sarbanes-Oxley Act compliance.

         TSFG has also made representations and warranties to FLBK with respect to ownership of FLBK common stock and Series C preferred stock. FLBK has also made representations and warranties to TSFG with respect to the absence of any violations of agreements or law or regulation as a result of the merger, employee benefit matters, material contracts, environmental matters, the inapplicability of state anti-takeover laws and the receipt of fairness opinions.

         The representations and warranties of the parties will be deemed to be true and correct unless the totality of any facts, circumstances or events inconsistent with any of those representations or warranties has had or would be reasonably likely to have a material adverse effect on the business, results of operations or financial condition of the party making those representations and warranties and its subsidiaries taken as a whole or on the ability of that party and its subsidiaries to consummate the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any:

     o    changes in banking laws or similar laws rules or regulations;

     o changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally;

     o any action or omission of either party or their subsidiaries taken with the prior consent of the other party;

     o changes in financial or securities markets or the economy in general, events, conditions, or trends in business or financial conditions affecting the banking industry, including changes in the prevailing level of interest rates;

     o the announcement or execution of the merger agreement, including any impact on relationship with customers or employees; or

     o charges and expenses contemplated in connection with the merger and not otherwise in violation of the merger agreement.


CONDUCT OF BUSINESS PENDING THE MERGER

         FLBK has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as consented to by TSFG), to conduct its business in the ordinary course consistent with past practice. Specifically, FLBK has agreed that it and its subsidiaries will not, without the prior consent of TSFG:

     o pay any dividends, except for regular quarterly dividends consistent with past practice;

     o repurchase, redeem or otherwise acquire any shares of capital stock of FLBK or any of its subsidiaries;

     o split, combine or reclassify any shares of its capital stock or issue or sell, or authorize the issuance or sale of, any shares of FLBK capital stock or any securities convertible into, or any rights or options to acquire, any FLBK shares, except for the issuance of FLBK common stock upon the exercise of outstanding options issued under employee benefit plans, programs or arrangements in accordance with their present terms;

     o amend its articles of incorporation, bylaws or other similar governing documents;

     o make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair and which do not exceed $100,000 in the aggregate;

     o    enter into any new line of business;

     o acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any assets which would be material to FLBK, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

     o    change its methods of accounting;

     o except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code of 1986, as amended, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between FLBK or any of its subsidiaries and any of its current or former directors, officers or employees other than certain retention and severance programs, and pro-rata bonus payments described below (see "--Interests of Certain Persons in the Merger--Contract and Bonus Payments");

     o except for normal increases in the ordinary course of business consistent with past practice or as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement;

     o other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

     o other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume or guarantee the obligations of any third party;

     o file any application to relocate or terminate the operations of any banking office of FLBK or any of its subsidiaries; or

     o create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space, involving payments thereunder by FLBK in excess of $100,000 per year to which FLBK or its properties is bound, other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

         TSFG has agreed that it and its subsidiaries will not, without the prior consent of FLBK:

     o declare or pay any dividends on or make any other distributions in respect of any of its capital stock, except for regular quarterly dividends consistent with past practice;

     o take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue, or in any of the conditions to the merger not being satisfied;

     o take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any requisite regulatory approval;

     o take or cause to be taken any action which would or could reasonably be expected to prevent the merger from qualifying as a reorganization; or

     o    agree to do any of the foregoing.


NO SOLICITATION BY FLBK

         FLBK has agreed that it will not directly or indirectly initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to any:

     o    tender or exchange offer;

     o any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving FLBK; or

     o any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, FLBK.

         In our discussion we refer to any offer or proposal of the type described in any of the bullet points above as an "acquisition proposal."

         FLBK and its board of directors and representatives may, however, negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if FLBK's board determines, in good faith and consistent with its fiduciary duties to FLBK's shareholders under applicable laws, that the proposal or offer would be likely to result in a transaction that is:

     o for either (A) a merger, reorganization or similar transaction involving FLBK, (B) a sale, transfer or other disposition of at least 50% of the assets of FLBK and its subsidiaries, or (C) the acquisition by a person of beneficial ownership of 50% or more of FLBK's common stock; and

     o in FLBK board's good faith determination more favorable to FLBK shareholders from a financial point of view than the transaction contemplated by the merger agreement with TSFG.

         In our discussion we refer to any offer or proposal described above as a "superior proposal." Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, FLBK must execute a confidentiality agreement with the other party and advise TSFG of the material terms and conditions relating to that other party's superior proposal.


REGULATORY APPROVALS REQUIRED FOR THE MERGER

         TSFG and FLBK have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Florida Banking Commission. TSFG filed applications with these regulatory bodies seeking such approval in April 2004. The merger cannot proceed in the absence of these regulatory approvals. Although TSFG and FLBK expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained.

         TSFG and FLBK are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

         Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board pursuant to Sections 3 and 4 of the Bank Holding Company Act of 1956. The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially reducing competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks. It will also consider the convenience and needs of the communities to be served.

         Other Approvals. The merger is also subject to the approval of the Florida Banking Commission. In order to merge Florida Bank into Mercantile Bank, the approval of the Federal Deposit Insurance Corporation under the Bank Merger Act is also required.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a summary of the material United States federal income tax consequences of the merger to a shareholder of FLBK that holds its shares of FLBK common stock as a capital asset. In our discussion we refer to such a shareholder as a "holder." The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to holders subject to special treatment under the Internal Revenue Code (including financial institutions, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, persons that hold their shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investments, holders that acquired their shares of FLBK common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any tax consequences under state, local or foreign laws and U.S. federal laws other than U.S. federal income tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

         EACH HOLDER OF FLBK COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

         The parties have structured the merger so that it is anticipated that the merger will be a reorganization for United States federal income tax purposes. Consummation of the merger is conditioned upon the receipt by FLBK of the opinion of Akerman Senterfitt, counsel to FLBK, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth in that opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The tax opinion to be delivered in connection with the merger is not binding on the IRS or the courts, and neither FLBK nor TSFG intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

         Assuming the merger qualifies as a reorganization, a shareholder who receives TSFG common stock in the merger will not recognize any gain or loss except in respect of cash received instead of any fractional share of TSFG common stock (as discussed below). The aggregate adjusted tax basis of the shares of TSFG common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of FLBK common stock surrendered for the TSFG common stock (reduced by the tax basis allocable to any fractional share of TSFG common stock for which cash is received), and the holding period of the TSFG common stock will include the period during which the shares of FLBK common stock were held.

         Cash received by a holder instead of a fractional share of TSFG common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the shares of FLBK common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of FLBK common stock is more than one year.


TERMINATION OF THE MERGER AGREEMENT

         General. The merger agreement may be terminated at any time prior to effective time of the merger, whether before or after the approval of the merger by the shareholders of FLBK, in any of the following ways:

     o    by mutual consent of TSFG and FLBK;

     o by either TSFG or FLBK, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity, except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of a party to perform or observe its covenants contained in the merger agreement;

     o by either TSFG or FLBK, if any governmental entity of competent jurisdiction has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

     o by either TSFG or FLBK, if the merger is not completed on or before December 31, 2004, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement (in our discussion we refer to this date as the "drop-dead date");

     o by either TSFG or FLBK, if the approval of the shareholders of FLBK required for completion of the merger has not been obtained at the special meeting;

     o by either TSFG or FLBK, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations and warranties described under "--Conditions to the Completion of the Merger";

     o by FLBK if its board of directors determines that in light of a superior proposal it is necessary to terminate the merger agreement to comply with its fiduciary duties to FLBK and its shareholders, provided that FLBK may not so terminate the merger agreement unless concurrently with the termination of the merger agreement FLBK enters into an agreement related to a superior proposal. Furthermore, FLBK may not terminate the merger agreement prior to the fifth day following TSFG's receipt of a written notice advising TSFG that FLBK's board of directors is prepared to accept a superior proposal, and only if, during that five-day period FLBK negotiates in good faith with TSFG to make adjustments in the terms and conditions of the merger agreement as would enable TSFG to proceed with the merger on those adjusted terms; or

     o by FLBK at any time during the three business day period prior to the effective time of the merger, if (1) the average of the last reported sale price per share (expressed to three decimal places) of the TSFG common stock as reported on the Nasdaq National Market for the ten consecutive trading days immediately prior to the third business day prior to the effective time of the merger is less than $25.21 per share, and (2) TSFG's stock price has underperformed the NASDAQ Bank Index by 10% or more since March 17, 2004. This is subject to TSFG's right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist.

         It is not possible to know whether the price-based termination right will be triggered until the three day period prior to the effective time of the merger. The TSFG and FLBK boards have made no decision as to whether they would exercise their right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise their termination right, the TSFG and FLBK boards of directors would, consistent with their fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with their financial and legal advisers. If FLBK's shareholders approve and adopt the merger agreement at the special meeting and afterward the price-based termination right is triggered, the FLBK board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger or to terminate the merger agreement.

         Termination Fees. FLBK must pay TSFG a termination fee of $5 million if:

         (1) FLBK terminates the merger agreement in order to accept a superior proposal; or
         (2) an acquisition proposal with respect to FLBK or any of its subsidiaries has been made known to FLBK and has been publicly announced or otherwise become public, or been made to the FLBK shareholders generally, and after which both of the following occurs:

               o the merger agreement is terminated by TSFG or FLBK because either (i) the FLBK shareholders fail to approve the merger agreement, or (ii) the merger agreement is not completed on or before the drop-dead date, and prior to that date the shareholders of FLBK have not previously approved the merger; and

               o within twelve months of terminating the merger agreement (1) FLBK enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction, or the disposition of at least 50% of the assets of FLBK; or (2) any person acquires beneficial ownership of, or the right to acquire, 50% or more of the outstanding shares of FLBK common stock.

         FLBK agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire FLBK.

         Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of TSFG or FLBK or their respective officers or directors, except that:

     o certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination;

     o no party will be relieved or released from any liabilities or damages arising out of its willful breach of any provision of the merger agreement; and

     o TSFG and FLBK each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.


EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

         Extension and Waiver. At any time prior to the completion of the merger, each of TSFG and FLBK may, to the extent legally allowed:

     o extend the time for the performance of the obligations under the merger agreement;

     o waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

     o waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

         Amendment. Subject to compliance with applicable law, TSFG and FLBK may amend the merger agreement at any time before or after approval of the merger proposal by FLBK shareholders. However, after approval of the merger proposal by FLBK shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the FLBK shareholders.


EMPLOYEE BENEFIT PLANS AND EXISTING AGREEMENTS

         Employee Benefit Plans. The merger agreement provides that as of the effective time of the merger, employees of FLBK and its subsidiaries will be eligible to participate in employee benefit plans of TSFG or its subsidiaries in which similarly situated employees of TSFG or its subsidiaries participate to the same extent that similarly situated employees of TSFG or its subsidiaries participate. For purposes of determining an employee's eligibility to participate, entitlement to benefits (except defined benefit pension benefits) or vested percentage of benefits under TSFG employee benefit plans, TSFG will give credit for the service a continuing employee had with FLBK prior to the merger. Employees of FLBK will also be given credit for any amounts paid under a corresponding FLBK employee benefit plan for purposes of applying deductibles, co-payments, and out-of-pocket maximums as though the employee had paid the amounts in accordance with the terms and conditions of the applicable TSFG plan.

         Employment, Retirement and Option Agreements. As of the effective time of the merger, TSFG will assume and honor in accordance with their terms all written benefits agreements, and acknowledges that the merger constitutes a merger, sale or change in control of FLBK for purposes of these agreements. These agreements include employment agreements with key executives of FLBK which specify a cash payment in the event of a change in control, supplemental employee retirement plan agreements which provide for a cash payment of the present value of the calculated benefits under the agreement, and vesting of outstanding stock options and restricted stock. Total agreed-upon payments to executives to satisfy these contracts, including payments on non-compete agreements, is approximately $9.5 million.


STOCK MARKET LISTING

         TSFG common stock is listed on the Nasdaq National Market. TSFG has agreed to use its reasonable best efforts to cause the shares of TSFG common stock to be issued in the merger to be listed on the Nasdaq National Market. It is a condition of the merger that those shares be listed on the Nasdaq National Market.


EXPENSES

         The merger agreement provides that each of TSFG and FLBK will pay its own expenses in connection with the transactions contemplated by the merger agreement.


DIVIDENDS

         The merger agreement provides that, prior to the effective time:

     o TSFG may declare and pay its regular quarterly cash dividend in a manner consistent with past practice, and

     o FLBK may declare and pay its regular quarterly dividend on its common stock consistent with past practice and regular dividends on its Series C preferred stock consistent with past practices.


DISSENTERS' RIGHTS

         FLBK shareholders do not have dissenters' rights with regard to the merger under applicable Florida law.


ACCOUNTING TREATMENT

         TSFG will account for the merger as a purchase, as that term is used under accounting principles generally accepted in the United States of America, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of FLBK as of the effective time will be recorded at their respective fair values and added to those of TSFG. The amount by which the purchase price paid by TSFG exceeds the fair value of the net tangible and identifiable intangible assets acquired by TSFG through the merger will be recorded as goodwill. Financial statements of TSFG issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of FLBK.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the FLBK board of directors that FLBK shareholders vote for approval of the merger proposal, FLBK shareholders should be aware that some FLBK executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of shareholders of FLBK generally. FLBK's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

         These interests relate to or arise from, among other things:

     o the retention of some of the officers and directors of FLBK as officers of TSFG, including the potential for increased salaries and sign-on bonuses in certain cases;

     o the appointment of one current FLBK board member (to be selected by the FLBK board) to TSFG's board of directors and the appointment of each of the other FLBK directors to Mercantile Bank's board of directors or advisory board;

     o the potential receipt of severance, non-compete agreements, and other contractual payments to several officers, including approximately $2.1 million to Mr. Hughes, approximately $948,500 to Mr. Stinson, and approximately $6.5 million to ten other executives, ranging from approximately $290,000 to approximately $1.3 million per executive; and

     o    the accelerated vesting of stock options and restricted stock.


         Indemnification and Insurance. TSFG has agreed in the merger agreement that, from and after the effective time of the merger, TSFG will indemnify and hold harmless each present and former director, officer and employee of FLBK and its subsidiaries from any acts or omissions in such capacities prior to the effective time of the merger to the extent that such indemnification is provided by the articles of incorporation or bylaws of FLBK and is permitted under corporate law.

         TSFG has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the former directors and officers of FLBK to be covered by directors' and officer's liability insurance providing coverage to directors and officers of FLBK for acts and omissions occurring prior to the effective time of the merger, subject to certain maximum cost limits.

         TSFG BOARD OF DIRECTORS. TSFG has agreed in the merger agreement to cause one current FLBK board member (to be selected by the FLBK board of directors prior to the effective time of the merger) to be elected or appointed as a director of TSFG at, or promptly after, the effective time of the merger.

         MERCANTILE ADVISORY BOARD. TSFG has agreed that upon completion of the merger of Florida Bank with Mercantile Bank, each of the persons (other than the TSFG board designee referred to above) serving on the FLBK board of directors immediately prior to the effective time will become members of the Mercantile Bank board of directors or advisory board. TSFG has also agreed to appoint these persons to such position for at least three years after closing. In connection with this appointment, each such person will receive regular director's fees for board service consistent with TSFG compensation policy in effect from time to time with respect to its South Carolina and Florida bank boards.

         ACCELERATION AND CONVERSION OF STOCK OPTIONS; VESTING OF RESTRICTED STOCK. All FLBK unvested options and restricted stock held by FLBK's directors and employees will become vested at the time of completion of the merger. As of the date of the special meeting, FLBK's directors and executive officers are expected to hold unvested options to buy a total of 40,668 shares of FLBK common stock with exercise prices ranging from $5.75 to $10.00 per share and an aggregate of 93,375 shares of FLBK restricted stock. Any of these options and any other options granted under FLBK's benefit plans and any restricted stock of FLBK granted under the FLBK Incentive Compensation Plan that are not exercised before the merger will be converted into options for TSFG common stock with equivalent terms based on the 0.77 exchange ratio.


RESTRICTIONS ON RESALES BY AFFILIATES

         Shares of TSFG common stock to be issued to FLBK shareholders in the merger have been registered under the Securities Act of 1933 and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of FLBK. Any subsequent transfer of shares, however, by any person who is an affiliate of FLBK at the time the merger is submitted for a vote of FLBK shareholders will, under existing law, require either:

     o the further registration under the Securities Act of the TSFG common stock to be transferred,

     o compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

     o    the availability of another exemption from registration.

         An "affiliate" of FLBK is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, FLBK. These restrictions generally are expected to apply to the directors and executive officers of FLBK and the holders of 10% or more of FLBK common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. TSFG will give stop transfer instructions to the transfer agent with respect to the shares of TSFG common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

         FLBK has agreed in the merger agreement to cause each person who is an affiliate of FLBK for purposes of Rule 145 under the Securities Act to deliver to TSFG a written agreement intended to ensure compliance with the Securities Act.


                       COMPARATIVE RIGHTS OF SHAREHOLDERS

         The rights of FLBK shareholders are currently governed by the Florida Business Corporation Act (the "Florida Code") and the articles of incorporation and bylaws of FLBK. The rights of TSFG shareholders are currently governed by the South Carolina Business Corporation Act of 1988 (the "South Carolina Code") and the articles of incorporation and bylaws of TSFG. The following discussion summarizes the material differences between the current rights of FLBK shareholders and the rights they will have as TSFG shareholders if they receive TSFG common stock in the merger.

         The following comparison of shareholders' rights is necessarily a summary and is not intended to be complete or to identify all differences that may, under given situations, be material to shareholders. This summary is qualified in its entirety by reference to the Florida Code, FLBK's articles of incorporation and bylaws, the South Carolina Code, and TSFG's articles of incorporation and bylaws.


AUTHORIZED CAPITAL STOCK

         TSFG. TSFG is authorized to issue 200,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share.

         FLBK. FLBK is authorized to issue 30,000,000 shares of common stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $100.00 per share.


SIZE OF BOARD OF DIRECTORS

         TSFG. TSFG's bylaws provide that the number of directors may be increased or decreased by the action of the board or shareholders at any board meeting or annual meeting of shareholders. This provision is limited by South Carolina law, which requires a shareholder vote to change the number of directors by more than 30% of the existing number of directors. The merger agreement requires that the board increase the number of members from 17 to 18, and to fill the vacancy by appointing a current member of FLBK's board of directors.

         FLBK. FLBK's bylaws provide that the board of directors must consist of not less than two directors and no more than 25 directors, with the exact number fixed by the board of directors. FLBK's board of directors is currently comprised of 13 persons.

CLASSIFICATION OF DIRECTORS

         TSFG. TSFG's articles of incorporation provide that the board of directors, to the extent it consists of nine or more members, will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

         FLBK. FLBK's articles of incorporation and bylaws divide the board of directors into three classes of directors serving staggered three-year terms.


REMOVAL OF DIRECTORS

         TSFG. Under South Carolina law, shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         FLBK. Under the Florida Code, shareholders may, by affirmative vote of a majority of the shareholders present at a meeting held for such purpose, remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. FLBK's articles of incorporation do not modify Florida law with respect to removal of directors.


FILLING VACANCIES ON THE BOARD OF DIRECTORS

         TSFG. Under TSFG's bylaws, shareholders may fill a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors. During the time that the shareholders fail or are unable to fill such vacancy, the board of directors may fill the vacancy by majority vote, even if the board of directors remaining in office constitute fewer than a quorum.

         FLBK. FLBK's bylaws provide that vacancies on the board of directors shall be filled by the board of directors, or if not filled by the action of the board of directors, by the shareholders at any meeting held during the existence of such vacancy. If the directors remaining in office do not constitute a quorum of the board of directors, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors. If the vacant directorship was caused by reason of the removal from office of a director, such vacancy shall be filled by the vote of 75% of the outstanding shares of each class entitled to vote in the election of directors. The term of a director elected to fill a vacancy expires at the end of the term of his or her predecessor in office.


NOMINATION OF DIRECTOR CANDIDATES BY SHAREHOLDERS

         TSFG. TSFG's bylaws provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the Secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         FLBK. FLBK's bylaws are silent as to the manner in which directors are nominated. Historically, FLBK's board of directors has acted as a nominating committee.

ELECTION OF DIRECTORS

         TSFG. TSFG's articles of incorporation do not provide for cumulative voting rights in the election of directors. Therefore, in accordance with South Carolina law, directors are elected by a plurality of the votes of the shares present, in person or by proxy, and entitled to vote on the election of directors at a meeting of shareholders at which a quorum is present.

         FLBK. The Florida Code provides that, unless the articles of incorporation provide otherwise, directors are elected by a plurality of votes cast by shares entitled to vote in the election at a meeting at which a quorum is present and shareholders do not have the right to cumulative voting for directors. FLBK's articles of incorporation do not provide for cumulative voting.


SHAREHOLDER ACTION WITHOUT A MEETING

         TSFG. South Carolina law and TSFG's bylaws provide that any action that may be taken by shareholders at a meeting may be taken without a meeting only if a written consent describing the action to be taken is signed by all of the shareholders entitled to vote with respect to the subject matter.

         FLBK. Under the Florida Code, action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if it is taken by the holders of outstanding stock of each class of stock entitled to vote having not less than the minimum number of votes, with respect to each class, that would be necessary to authorize or take such action. The action must be evidenced by one or more written consents describing the action taken. The written consents must be signed by all the shareholders entitled to vote having not less than the minimum number of votes, with respect to each class, that would be necessary to authorize or take such action, and must be delivered to the corporation. Within ten days after obtaining any authorization by written consent, notice must be given to all shareholders who did not consent or who where not entitled to vote. The notice shall fairly summarize the material features of the action, and if such action would provide for dissenters' rights under the Florida Code the notice shall contain a clear statement of the dissenters' rights. FLBK's article of incorporation or bylaws do not limit application of the Florida Code provisions permitting shareholders consent in lieu of a meeting.


CALLING SPECIAL MEETINGS OF SHAREHOLDERS

         TSFG. TSFG's bylaws provide that special meetings of shareholders may be called at any time for any purpose by TSFG's president or board of directors. The president is required to call a special meeting when requested in writing by shareholders owning shares representing at least one-tenth of all outstanding votes entitled to be cast on any issue at the meeting. In addition, in the case of a public corporation which elects in its articles of incorporation, South Carolina law requires that a special meeting of shareholders be held upon the written demand of holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The articles of incorporation of TSFG do not require that a special meeting of the shareholders be held in this situation.

         FLBK. Pursuant to FLBK's bylaws, special meetings of the shareholders may be called, except to the extent otherwise required by statute of the FLBK articles of incorporation, for any purpose by the chief executive officer or by the presiding officer of the board of directors. Special meetings shall be called when requested in writing by any three or more directors, or when requested in writing by shareholders owning at least 10% of all shares entitled to vote.

SHAREHOLDER PROPOSALS

         TSFG. TSFG's bylaws provide that a shareholder wanting to submit a shareholder proposal must deliver written notice to the Secretary of TSFG at least 60 days but not more than 90 days prior to the anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, notice must be delivered no more than 90 days and no less than 60 days prior to the annual meeting or no later than the 10th day following the public announcement of the meeting date.

         FLBK. FLBK's bylaws do not provide or restrict the submission of proposals by shareholders for any new business to be taken up at any annual or special meeting of shareholders.


RECORD DATE

         TSFG. For the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board may fix a record date in advance, which cannot be more than 70 days prior to the date of the meeting or action. If the board of directors does not set a record date, the bylaws list default record dates for various types of meetings and business.

         FLBK. For the purpose of determining shareholders entitled to notice of or to vote at any meeting, or shareholders entitled to demand a special meeting of shareholders, or shareholder entitled to take any other action, the board of directors may fix a record date in advance, which cannot be more than 70 days prior to the date of the meeting or action. If the board of directors does not set a record date, the bylaws list default record dates for various types of meetings and business.


DIVIDENDS

         TSFG. The holders of the TSFG common stock are entitled to dividends ratably when, as and if declared by the board of directors in their discretion out of legally available assets. South Carolina law prohibits dividends if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The principal source of funds for TSFG is dividends from its subsidiaries. There are various statutory limitations on the ability of TSFG's subsidiary institutions to pay dividends to TSFG.

         FLBK. FLBK is subject, under the Florida Code, to dividend provisions substantially similar to those applicable to TSFG. The holders of the FLBK Series C Preferred Stock (in this case, TSFG) are entitled to receive a compounding cumulative cash dividend of 3.75% per share. Like TSFG, the principal source of funds for FLBK's dividends is from its banking subsidiary. There are various statutory limitations on the ability of FLBK's banking subsidiary to pay dividends to FLBK.

LIQUIDATION RIGHTS

         TSFG. In the event of the liquidation, dissolution or winding-up of the affairs of TSFG, holders of TSFG common stock are entitled to share, pro rata, in TSFG's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of TSFG, and after payment of all amounts due to holders of preferred stock upon liquidation. TSFG currently has no preferred stock outstanding.

         FLBK. Upon liquidation, dissolution or the winding up of the affairs of FLBK, holders of FLBK common stock are entitled to receive their pro rata portion of the remaining assets of FLBK after payment or provision for payment of all debts and other liabilities of FLBK, and after the holders of FLBK's Series C Preferred Stock (in this case, TSFG) have been paid in full any sums to which they may be entitled.


INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

         TSFG. Under South Carolina law, TSFG may indemnify a past or present director against liability incurred in a proceeding if (i) the director conducted himself in good faith, (ii) the director reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interest, and (b) in all other cases, that his or her conduct was at least not opposed to its best interest, and (iii) in the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful. However, TSFG may not indemnify a director (a) in connection with a proceeding by or in the right of TSFG in which the director is adjudged liable to TSFG, or (b) in connection with any other proceeding charging improper personal benefit to him or her in which he or she is adjudged liable on the basis that personal benefit was improperly received by him or her.

         Under South Carolina law, unless limited by the articles of incorporation, TSFG must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she is party because he or she is or was a director against reasonable expenses incurred by him or her in connection with the proceeding. TSFG's articles of incorporation contain no such limitations.

         Under South Carolina law, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition, a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract.

         TSFG's bylaws provide that the corporation will indemnify any individual made a party to a proceeding because he is or was a director of TSFG against liability incurred in the proceeding to the fullest extent permitted by law. TSFG may, to the extent authorized from time to time by the board of directors, grant rights to indemnification to any employee or agent of TSFG to the fullest extent permitted by the bylaws and applicable law.

         FLBK. Pursuant to FLBK's bylaws, FLBK is required to indemnify its directors and officers to the fullest extent permitted by law. In addition, as permitted by the Florida Code, FLBK's articles of incorporation and bylaws provide that none of FLBK's directors shall be personally liable to FLBK or its shareholders for monetary damages for breach of duty of care or other duty as a director if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, FLBK's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. This provision, however, shall not eliminate or limit the liability of a director for: (i) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (ii) any transaction from which the director derived an improper personal benefit, (iii) unlawful distributions to FLBK shareholders in violation of the Florida Code,
(iv) willful misconduct or a conscious disregard for FLBK's best interests in a proceeding by or in FLBK's right to procure judgment in its favor or in a proceeding by or in the right of a shareholder, or (v) recklessness or an act or omission which was committed in bad faith or with malicious purposes or in a manner exhibiting wanton and willful disregard of human rights, safety or property in a proceeding by or in the right of someone other than FLBK or a shareholder. This provision of FLBK's articles of incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of FLBK's board of directors protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of FLBK's board of directors. In many situations, this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of FLBK's board of directors in respect of such transaction or event.

LIMITATION OF LIABILITY FOR DIRECTORS

         TSFG. TSFG's directors are exempt under the articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of a corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

     o for any breach of the director's duty of loyalty to the corporation or its shareholders;

     o for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law;

     o imposed under South Carolina law as a result of an improper distribution to shareholders; or

     o for any transaction from which the director derived an improper personal benefit.

         FLBK. Under FLBK's articles of incorporation, no director of FLBK shall be personally liable to FLBK or its shareholders for beach of duty of care or any other duty as a director if such director acted in good faith and in a manner he or she reasonably believed to be in the best interest of FLBK, and with respect to criminal actions or proceeding if such director had no reasonable cause to believe his or her conduct was unlawful. However, to the extent required by applicable law FLBK's articles of incorporation shall not be deemed to eliminate or limit the liability of a director:

     o for a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful, or no reasonable cause to believe such conduct was unlawful;

     o for any transaction from which the director derived an improper personal benefit;

     o imposed under Florida law as a result of an improper distribution to shareholders; or

     o for willful misconduct or a conscious disregard for the best interests of FLBK in a proceeding by or in the right of the FLBK to procure judgment in its favor or in a proceeding by or in the right of a shareholder.


AMENDMENTS TO ARTICLES OF INCORPORATION

         TSFG. South Carolina law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the shareholders, and such amendment receives the requisite shareholder approval. Unless a corporation's articles of incorporation provides otherwise, such amendments must be approved by two-thirds of all votes entitled to be cast on the matter, as well as two-thirds of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment. TSFG's articles of incorporation do not alter the default provisions of South Carolina law except to require an affirmative vote of shareholders holding 80% of the stock entitled to vote thereon to amend provisions of its articles of incorporation relating to the following issues (unless 80% of the directors approve the amendment):

     o supermajority voting requirements to approve certain mergers, sales or exchanges of assets or stock exchanges;

     o provisions regarding the board of directors' powers to evaluate proposals for business combinations;

     o provision of notice requirements for shareholder nominations of directors;

     o supermajority voting requirements for removal of directors without cause;

     o    provision of staggered terms for three classes of directors; and

     o    supermajority voting provisions for dissolution of TSFG.

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

         If 80% of the directors approve amendments pertaining to the articles of incorporation listed above, then only a two-thirds affirmative vote of shareholders is needed to approve the amendments.

         FLBK. The Florida Code provides that unless the articles of incorporation, a bylaw adopted by the board of directors or by shareholders, or the law itself requires differently, an amendment to articles of incorporation must be approved by (1) a majority of the votes entitled to be cast by any voting group for which the amendment would create dissenters' rights, and (2) a majority of votes cast within each voting group, where a quorum is present. Neither FLBK's articles nor bylaws alter the default provisions of the Florida Code except to require an affirmative vote of shareholders holding at least 75% of the shares entitled to vote thereon to approve any amendment to the following:

     o provisions of the articles of incorporation relating to the election of directors, classification of the FLBK board of directors and filling vacancies on the FLBK board of directors; and

     o the provisions providing for supermajority approval of various extraordinary corporate transactions.


AMENDMENTS TO BYLAWS

         TSFG. TSFG's board of directors may amend or repeal its bylaws unless:

     o the articles of incorporation or South Carolina law reserve this power exclusively to shareholders;

     o TSFG shareholders in adopting, amending or repealing any bylaw provide expressly that the board of directors may not amend that bylaw; or

     o the bylaw either established, amends or deletes a supermajority shareholder quorum or voting requirement.

         Amendments to the bylaws by the board of directors must be proposed at a meeting of the board of directors prior to the meeting at which such amendments are adopted. TSFG's bylaws may also be amended by a majority vote of shareholders.

         FLBK. According to FLBK's bylaws, the bylaws may be amended or repealed and new bylaws may be adopted by FLBK's shareholders or its board of directors at any regular or special meeting of either the shareholders or directors. If such action is to be taken at a meeting of shareholders, then notice of the general nature of the proposed change in the bylaws must be given in the notice for such meeting. Action by the shareholders with respect to bylaws must be approved by the affirmative vote of at least 75% of the shareholders of each class of shares entitled to vote, and action by the board of directors must be taken by an affirmative vote of a majority of the board of directors. FLBK's bylaws restrict the ability of the board of directors to set greater quorum or voting rights for shareholder than the minimum required by the Florida Code, unless the shareholders otherwise allow such action.


SHAREHOLDER VOTE ON FUNDAMENTAL ISSUES

         TSFG. Under South Carolina law, a plan of merger must generally be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast on the plan regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within each voting group entitled to vote as a separate voting group on the plan. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of the votes entitled to be cast on the plan by each voting group entitled to vote separately on the plan.

         Under South Carolina law, to authorize the sale, lease, exchange or other disposition of all or substantially all of the property of a corporation, other than in the usual and regular course of business, or to voluntarily dissolve the corporation, South Carolina law requires the affirmative vote of at least two-thirds of all the votes entitled to be cast on the transaction. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of all the votes entitled to be cast on the transaction.

         TSFG's articles of incorporation alter the default rules of South Carolina law to require the affirmative vote of 80% of the outstanding stock of TSFG entitled to vote for approval of the following actions (unless 80% of the directors of TSFG have approved the action):

     o a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "related corporation");

     o the sale or exchange of all or a substantial part of TSFG's assets to or with any "related corporation"; or

     o the issuance or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any "related corporation".

         Transactions solely between TSFG and another corporation are excluded from this 80% approval requirement if TSFG owns 50% or more of the other corporation's voting stock.

         FLBK. Under the Florida Code, unless a company's articles of incorporation or bylaws provide for a greater vote, a merger or share exchange must be approved by a majority of all votes entitled to vote with respect to such matter within each voting group. Florida law does not address consolidations.

         FLBK's articles of incorporation alter the default rules of the Florida Code to require the affirmative vote of two-thirds of the outstanding stock of each class of stock of FLBK entitled to vote for approval of the following actions (unless three-fourths of the directors of FLBK have approved the action):

     o a merger or consolidation of FLBK or any of its subsidiaries with any other corporation that holds at least 5% of the outstanding voting power of all outstanding voting stock of FLBK (a "FLBK related corporation");

     o the sale, lease or other disposition of all or a substantial part (assets having an aggregate fair market value of 25% of FLBK's total assets) of FLBK's assets to or with any FLBK related corporation for cash, real or personal property, including securities, or any combination thereof;

     o the issuance or delivery of any FLBK or any of its subsidiaries stock in exchange or payment for any securities or other property (including cash) to any FLBK related corporation; or

     o    the liquidation of FLBK.


CONTROL SHARE ACQUISITION PROVISIONS

         TSFG. The South Carolina control share acquisition law applies to several categories of South Carolina corporations, including any South Carolina corporation, such as TSFG, that has a class of voting shares registered with the Securities Exchange Commission under Section 12 of the Exchange Act, has a principal place of business, its principal office or substantial assets in South Carolina and has a specified shareholder presence in South Carolina.

         Unless a corporation has opted out of the provisions of the South Carolina statute before the control share acquisition in question through an amendment to its articles of incorporation or bylaws, control shares of the corporation acquired in a control share acquisition have no voting rights unless and until granted by resolution approved by a majority of the shares of each voting group, excluding all "interested shares." "Interested shares" are shares of the corporation voted by an acquiring person or a member of a group with respect to a control share acquisition, any officer of the corporation or any employee of the corporation who is also a director of the corporation.

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

         If authorized by such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, control shares acquired in a control share acquisition may under certain circumstances be subject to redemption by the corporation at the fair value thereof. Unless otherwise provided in such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, if control shares acquired in a control share acquisition are accorded full voting rights which will constitute a majority or more of all voting power, all shareholders of the corporation have dissenters' rights to receive fair value for their shares.

         For purposes of the South Carolina control share acquisition law, "control shares" are shares, the acquisition of which would give a person, acting alone or with a group, the power to exercise one of the following amounts of voting power in an election of directors:

     o    one-fifth or more but less than one-third of all voting power,

     o    one-third or more but less than a majority of all voting power or

     o    a majority or more of all voting power.

         For purposes of the law, a "control share acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Among certain other circumstances, a control share acquisition is deemed not to occur when the share acquisition is pursuant to a merger or plan of share exchange where the corporation is a party to the agreement of merger or plan of share exchange. Accordingly, the statute would not, by its terms, apply to the merger.

         TSFG has not opted out of coverage of the control share acquisition provisions of the South Carolina Code.

         FLBK. The Florida Code contains "control-share acquisition" provisions comparable to the South Carolina control share acquisition statute. The Florida Code provides that any acquisition by a person, either directly or indirectly, of ownership of, or the power to direct the voting power with respect to, issued and outstanding control shares (as defined below) is a "control-share acquisition". "Control shares" are shares that, but for this section of the Florida Code, would have voting power with respect to the shares of a Florida corporation that, when added to all other shares owned by such person, would entitle that person to exercise or direct the exercise of the voting power of the corporation in the election of directors within any of the following ranges of voting power:

     o    one-fifth or more but less than one-third of all voting power;

     o    one-third or more but less than a majority of all voting power; or

     o    a majority or more of all voting power.

         A control-share acquisition must be approved by a majority of each class of outstanding voting securities of such corporation, excluding the shares held or controlled by the person seeking approval, before the control shares may be voted. The acquisition of shares of the corporation does not constitute a control-share acquisition if, among other circumstances, the acquisition has been approved by the board of directors of the corporation before the acquisition or a merger is effected in compliance with the applicable provisions of the Florida Code, if the corporation is a party to the agreement of merger. If the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power of the corporation, all shareholders shall have dissenters' rights as provided by the Florida Code.

         FLBK has not opted out of coverage of the control share acquisition provisions of the Florida Code.


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


BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

         TSFG. South Carolina law prohibits specified "business combinations" with "interested shareholders" unless certain conditions are satisfied. The act defines an "interested shareholder" as any person (other than the corporation or any of its subsidiaries) that (i) beneficially owns 10% or more of the corporation's outstanding voting shares or (ii) at any time within the preceding two-year period beneficially owned 10% of the voting power of the corporation's outstanding shares and is an affiliate or associate of the corporation. Excluded from the statute's coverage is any "business combination" with any person that beneficially owned in excess of 10% of the corporation's voting shares prior to April 23, 1988.

         Covered business combinations with interested shareholders or an affiliate or associate of an interested shareholder include, among other transactions:

     o    merger of the corporation;

     o sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having a value equal to 10% or more of the value of all assets of the corporation, the value of all outstanding shares of the corporation, or the earning power or net income of the corporation;

     o transfer of shares of the corporation equaling 5% or more of the market value of all outstanding shares of the corporation; and

     o dissolution or liquidation of the corporation proposed by or under an arrangement with an interested shareholder or its affiliate or associate.

         Covered business combinations are prohibited unless:

     o the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder;

     o a majority of shares not beneficially owned by the interested shareholder approved the combination; and

     o    certain transactional requirements are met.

         Covered business combinations are prohibited for two years after an interested shareholder becomes interested unless the board of directors of the corporation approved of the business combination before the interested party became interested.

         TSFG has not opted out of coverage of the business combination provisions of the South Carolina Code.

         FLBK. FLBK has elected not to be governed by the similar provisions under Florida law relating to affiliated transactions. FLBK's articles of incorporation, however, provide that the affirmative vote of the holders of a majority of the voting shares of each class of stock entitled to vote is required for the adoption of a business combination with any other entity, if the other entity is the beneficial owner of more than 5% of the voting shares of the FLBK. This voting requirement is not applicable if:

     o The consideration to be received per share for each class of FLBK stock in such business combination is not less than either (A) the highest per share price paid by such other entity in acquiring any of its holdings of the shares of FLBK's stock of that class of stock or
          (B) the price per share obtained by multiplying the aggregate earnings per share of the stock of FLBK for the four full consecutive fiscal quarters immediately preceding the record date for the solicitation of votes on such business combination, by the aggregate earning per share of FLBK for the four full consecutive quarters immediately preceding the time when such other entity shall have become the beneficial owner of more than 5% of the voting shares of the FLBK;

     o After the other entity has acquired a 5% interest and prior to the consummation of such business combination there shall have been no reduction in the rate of dividends payable on FLBK's stock, which would result in a quarterly dividend rate per share which is less than the average quarterly dividend rate per share for the four full consecutive quarters immediately preceding the time when the such other entity became the beneficial owner of said 5%, unless such reduction in the rate of dividends has been approved by at least three-fourths of the FLBK's board of directors; and

     o The consideration to be received by the holders of the FLBK's stock, other than the other entity, shall be in cash or in the same form as the other entity had previously paid for such shares of FLBK's stock.


CONSIDERATION OF OTHER CONSTITUENCIES

         TSFG. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

         FLBK. FLBK's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with FLBK, shall in the connection with the exercise of its business judgment in determining what is in the best interest to FLBK give due consideration to all relevant factors, including without limitation, the consideration being offered in relation to the then-current value of FLBK's common stock in a freely negotiated transaction and in relation to the board of directors' then estimate of the future value of FLBK as an independent entity, and also to the social, legal, and economic effects on the employees, customers, suppliers and other constituencies of FLBK on the communities which FLBK operates or is located and the desirability of maintaining independence from any other business or business entity; provided, however, that the foregoing shall be deemed solely to grant discretionary authority and shall not be deemed to provide any constituency any rights.


DISSENTERS' RIGHTS

         TSFG. Under South Carolina law, shareholders of a corporation who do not consent to certain major corporate transactions, including a merger, may, under varying circumstances, be entitled to dissenters' rights pursuant to which such shareholders may receive cash in the amount of the fair market value of their shares in place of the consideration which otherwise would have been received in the transaction. Unless the articles of incorporation or bylaws provides otherwise, such dissenters' rights are not available in certain circumstances, including without limitation:

     o to shareholders of a surviving corporation if shareholder approval is not required, or

     o as to any class of stock which is listed either on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

         FLBK. Under the Florida Code, shareholders of a corporation who do not consent to certain major corporate transactions may, under varying circumstances, be entitled to dissenters' rights. A dissenters' right is where shareholders may receive cash in the amount of the fair market value of their shares in place of the consideration which otherwise would have been received in the transaction. Unless the articles of incorporation or bylaws provide otherwise, such dissenters' rights are not available in certain circumstances, including without limitation (A) to shareholders of a surviving corporation if shareholder approval is not required, (B) as to any class of stock which is either registered on a national securities exchange or the Nasdaq National Market or (C) any class of stock which is held by at least 2,000 record shareholders, unless shareholders are required to accept for their shares anything other than shares that are similarly listed or held, and/or cash instead of fractional shares.



                        DESCRIPTION OF TSFG CAPITAL STOCK

COMMON STOCK

         TSFG currently has 200,000,000 shares of common stock authorized. At March 31, 2004, TSFG had 59,599,431 shares of common stock outstanding. The holders of the TSFG common stock are entitled to dividends when, as and if declared by the board of directors in their discretion out of funds legally available therefor. The principal source of funds for TSFG is dividends from its subsidiaries. TSFG's subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. All outstanding shares of TSFG common stock are fully paid and nonassessable. No holder of TSFG common stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of TSFG common stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them, subject to the rights of any senior stock that may be issued in the future. Holders of the TSFG common stock are entitled to one vote per share.


PREFERRED STOCK

         TSFG has 10,000,000 shares of "blank check" preferred stock authorized, none of which is outstanding. TSFG's board of directors has the sole authority, without shareholder vote, to issue shares of authorized but unissued preferred stock to whomever and for whatever purposes it, in its sole discretion, deems appropriate. The relative rights, preferences and limitations of the preferred stock are determined by TSFG's board of directors in its sole discretion. Among other things, the board may designate with respect to the preferred stock, without further action of the shareholders of TSFG, the dividend rate and whether dividends shall be cumulative or participating or possess other special rights, the voting rights, TSFG's rights and terms of redemption, the liquidation preferences, any rights of conversion and any terms related thereto, and the price or other consideration for which the preferred stock shall be issued. The preferred stock could be utilized by TSFG to impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.


MANAGEMENT CONTRACTS

         TSFG has entered into noncompetition, severance and employment agreements with all of its senior executive officers. These agreements set forth general provisions regarding compensation, confidentiality, termination and noncompetition. However, they also provide that in the event that the named executive's employment with TSFG is voluntarily or involuntarily terminated after a "change in control" (as defined in such agreement), then, except in very limited instances, the named executive becomes entitled to receive immediately amounts substantially equal to three years' compensation (including bonus compensation).


BOARD OF DIRECTORS

         Classification of Board of Directors. TSFG's board of directors currently consists of 17 persons (but will be increased to 18 in connection with the merger with FLBK). In accordance with its articles of incorporation, whenever the board consists of nine or more persons, the Board shall be divided into three classes of directors (with each class having as close to an equal number as possible). The members of each class are elected for staggered three-year terms. The staggering of board terms has the effect of making it more difficult to replace current directors than would otherwise be the case. Accordingly, unless the shareholders vote to remove one or more directors as described below, it would take three annual meetings for shareholders to change the members of the entire board of directors. TSFG's articles of incorporation also provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors only by giving written notice to the secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         Removal of Directors. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         Limitation of Director Liability. The members of the board of directors of TSFG are exempt under TSFG's articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

     o for any breach of the director's duty of loyalty to the corporation or its shareholders,

     o for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law,

     o imposed under Section 33-8-330 of the South Carolina Code (improper distribution to shareholder), or

     o for any transaction from which the director derived an improper personal benefit.

         Evaluation of Proposed Business Combinations. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.


VOTING

         Voting For Directors. TSFG's articles of incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting are not able to elect any board members. In cases where there are more nominees for directors than positions available, the nominees receiving the largest number of votes are elected.

         Supermajority Voting Requirements. TSFG's articles of incorporation require the affirmative vote of holders of at least 80% of the outstanding stock of TSFG entitled to vote for approval before TSFG may effect:

     o a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "Related Corporation");

     o the sale or exchange of all or a substantial part of TSFG's assets to or with any Related Corporation; or

     o the issuance or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any Related Corporation (the foregoing being hereinafter referred to as a "business combination").

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

         This 80% supermajority is reduced to the percentage required by applicable law if such business combination was approved (or adopted) and recommended without condition by the affirmative vote of at least 80% of the directors. The articles of incorporation expressly permit the board of directors to condition its approval (or adoption) of any business combination upon the approval of holders of 80% of the outstanding stock of TSFG entitled to vote on such business combination. The 80% supermajority provision is not applicable to any transaction solely between TSFG and another corporation, 50% or more of the voting stock of which is owned by TSFG. Under present South Carolina law, a merger or the sale of substantially all the assets requires the approval of holders of at least two-thirds of the outstanding shares entitled to vote. The amendment of the foregoing business combination provisions requires the approval of holders of 80% of the outstanding shares entitled to vote. The foregoing supermajority voting provision could impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

         Control Share Acquisition/Business Combination Statute. The South Carolina Code has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management. See "Comparative Rights of Shareholders--Control Share Acquisition Provisions" on page 59 and "Comparative Rights of Shareholders--Business Combinations with Interested Shareholders" on page 60.

         Transfer Agent. The transfer agent for the TSFG common stock is Registrar and Transfer Company, Cranford, New Jersey.

         Dividend Reinvestment Plan. TSFG has in place a dividend reinvestment plan with respect to the TSFG common stock. As set forth in the plan, holders of such shares may elect to receive TSFG common stock in lieu of receiving the cash dividends to which such holder may otherwise be entitled. The plan also provides for purchases of TSFG common stock through optional cash payments.


                                  LEGAL MATTERS

         The validity of TSFG common stock to be issued in connection with the merger will be passed upon by William P. Crawford, Jr., Esq., Executive Vice President and General Counsel of TSFG. Mr. Crawford beneficially owns or has rights to acquire an aggregate of less than 0.1% of TSFG's common stock. Akerman Senterfitt, counsel to FLBK, will deliver an opinion to FLBK concerning the federal income tax consequences of the merger to FLBK shareholders.


                                     EXPERTS

         The consolidated financial statements of TSFG and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to the fact that on January 1, 2002, TSFG adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

         The consolidated financial statements of FLBK and subsidiaries incorporated in this proxy statement/prospectus by reference from FLBK's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  OTHER MATTERS

         FLBK's board of directors does not know of any matters to be presented at the special meeting other than the proposal to approve the merger. If any other matters are properly brought before the special meeting or any adjournment of the special meeting, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any such matters.



                              SHAREHOLDER PROPOSALS

         FLBK will hold its 2004 annual meeting of shareholders only if the merger is not consummated. In the event that the merger agreement is terminated (whether because of the failure to obtain the necessary shareholder approval or otherwise), FLBK would expect to hold its 2004 annual meeting as soon as practicable thereafter.



                       WHERE YOU CAN FIND MORE INFORMATION

         TSFG and FLBK file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that TSFG and FLBK file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

         TSFG filed a registration statement with the SEC to register the issuance of the TSFG common stock to be issued to FLBK shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of TSFG. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in TSFG's registration statement or the exhibits to that registration statement.

         The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

         This proxy statement/prospectus incorporates by reference the documents set forth below that TSFG and FLBK have previously filed with the SEC. These documents contain important information about TSFG and FLBK and their respective businesses and financial condition.


TSFG SEC FILINGS

     o    TSFG's Annual Report on Form 10-K for the year ended December 31,
          2003;

     o TSFG's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

     o TSFG's Current Reports on Form 8-K dated January 23, 2004, January 27, 2004, March 18, 2004 and April 14, 2004 (other than information furnished under Regulation FD);

     o TSFG's registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934 that contains descriptions of TSFG's common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

FLBK SEC FILINGS

     o FLBK's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004 and amended on April 29, 2004.

     o FLBK's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

     o FLBK's Current Reports on Form 8-K dated January 20, 2004, March 17, 2004 and April 21, 2004.

         Each of TSFG and FLBK also incorporates by reference additional documents that may be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting.

         You can obtain any of the documents incorporated by reference from TSFG or FLBK, as the case may be, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

   The South Financial Group            Florida Banks, Inc.
   102 South Main Street                5210 Belfort Road, Suite 310
   Greenville, South Carolina 29601     Jacksonville, Florida 32256
   Attn: Investor Relations             Attn: T. Edwin Stinson, Jr., Secretary
   Telephone: (864) 255-7900            Telephone: (904) 332-7772

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JULY 5, 2004 TO RECEIVE THEM BEFORE THE FLBK SPECIAL MEETING.

         You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. TSFG and FLBK have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 25, 2004. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders, nor the issuance of TSFG common stock in the merger creates any implication to the contrary.


                           FORWARD-LOOKING STATEMENTS

         TSFG and FLBK make forward-looking statements in this proxy statement/prospectus and their public documents that are subject to risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between TSFG and FLBK, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from the merger, statements with respect to TSFG's and FLBK's plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets" and "projects" or similar expressions. Many possible events or factors could affect the financial results and performance of each of our companies. This could cause results or performances to differ materially from those expressed in our forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our businesses include, but are not limited to, those described below. You should consider these risks when you vote on the merger. These possible events or factors include the following:

     o our cost savings from the merger may be less than we expect, or we may be unable to obtain those cost savings as soon as we expect;

     o costs, including merger-related charges, or difficulties relating to the integration of FLBK may be greater than expected;

     o    we may lose more deposits, customers, or business than we expect;

     o maintaining our relationships with employees and suppliers may be more difficult than we expect;

     o    competition in the banking industry may increase significantly;

     o our integration costs may be higher than we expect or our operating costs after the merger may be greater than we expect;

     o fair value and purchase price adjustments may differ from the pro forma assumptions provided herein;

     o    the merger may not generate the synergies we expect;

     o    revenues following the merger may be lower than we expect;

     o technological changes and systems integration may be harder to make or more expensive than we expect;

     o the easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, may increase our competitive pressures;

     o changes in the interest rate environment may increase our funding costs and reduce our earning asset yields, thus reducing our margins;

     o changes in general economic and business conditions in the United States and the southeast in general and in the communities we serve in particular may lead to a deterioration in credit quality thereby increasing our provisioning costs, or reduce a demand for credit, thereby reducing earning assets;

     o changes in trade, monetary and fiscal policies, laws, regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse affect on our business;

     o changes in consumer and business spending and saving habits may have an effect on our ability to increase assets and to attract deposits; and

     o    changes may occur in the securities markets.

         Management of each of TSFG and FLBK believes the forward-looking statements about its company are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of TSFG following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond TSFG's and FLBK's ability to control or predict.

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                     between
                         THE SOUTH FINANCIAL GROUP, INC.
                                       and
                               FLORIDA BANKS, INC.
                           Dated as of March 17, 2004

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 17, 2004, between The South Financial Group, Inc., a South Carolina corporation ("TSFG") and Florida Banks, Inc., a Florida corporation ("FLBK").
                                    Recitals
         The Boards of Directors of TSFG and FLBK have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which FLBK will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into TSFG.
         The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
                                    Agreement
         In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE I
                         DEFINITIONS AND INTERPRETATION
1.1 Definitions. The following terms shall have the indicated definitions. Acquisition Proposal. Any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving FLBK or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, FLBK, other than the transaction contemplated by this Agreement.
         Articles of Merger. The articles of merger complying with the FBCA and the SCBCA reflecting the merger of FLBK with and into TSFG.
         BHC Act. The Bank Holding Company Act of 1956, as amended.
         DPC Shares. Shares held by FLBK, TSFG or any of TSFG's Subsidiaries in respect of a debt previously contracted.
         Determination Date. The third business day prior to the day of the Effective Time.
         Effective Time. The effective time of the Merger as specified in the Articles of Merger.
         Environmental Laws. Applicable federal, state and local laws, including common law, regulations and ordinances, and all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials in the environment or workplace.
         ERISA. The Employee Retirement Income Security Act of 1974, as amended. Exchange Act. The Securities Exchange Act of 1934, as amended. Exchange Agent. Registrar & Transfer Company or the successor stock transfer agent of TSFG, which shall be responsible for the exchange of the Merger Consideration for the FLBK Common Stock.
         Exchange Ratio. .77 shares of TSFG Common Stock for each share of FLBK Common Stock, subject to adjustment, if any, as contemplated in Section 9.1(h).
         Fair Market Value. The average of the last reported sale price per share (expressed to three decimal places) of the TSFG Common Stock as reported on the NASDAQ/NMS (as reported in the Wall Street Journal or another mutually agreeable authoritative source) for the ten consecutive trading days immediately prior to the Determination Date.
         FBCA.  The Florida  Business  Corporation  Act, as amended.
         FDIC. The Federal Deposit Insurance Corporation.
         Federal Reserve Board. The Board of Governors of the Federal Reserve System.
         FLBK Common Stock. The common stock, par value $0.01 per share, of FLBK.
         FLBK Restricted Stock. Shares of FLBK Common Stock issued pursuant to the FLBK Second Amended and Restated Incentive Compensation Plan that are subject to vesting requirements.
         FLBK Stock-Based Plans. The FLBK Amended and Restated 1998 Stock Option Plan, the FLBK Amended and Restated Employee Stock Purchase Plan and the FLBK Second Amended and Restated Incentive Compensation Plan.
         FLBK Stock Certificate. A certificate which previous to the Merger represented any shares of FLBK Common Stock.
         Florida Bank. Florida Bank, N.A., a wholly-owned subsidiary of FLBK. GAAP. Generally accepted accounting principles consistently applied during the periods involved.

         Governmental Entity. Any court, administrative agency or commission or other governmental authority or instrumentality.
         Hazardous Materials. Any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials.
         IRS. The Internal Revenue Service.
         Index Price. Index Price on a given date means the closing price of the NASDAQ Bank Index.
         Loan Property. Any property in which FLBK holds a security interest, and, where required by the context, such term means the owner or operator of such property.
         Material Adverse Effect. With respect to TSFG or FLBK, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (t) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (u) any change in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (v) any action or omission of the parties taken with the prior written consent of the other parties hereto, (w) any events, conditions or trends in business or financial conditions affecting the banking industry, (x) any change or development in financial or securities markets or the economy in general, including changes in interest rates, (y) the announcement or execution of this Agreement, including any impact on relationships with customers or employees, or (z) charges and expenses contemplated in connection with the Merger and not otherwise in violation of this Agreement, including those related to employment contracts and severance payments; legal, accounting and investment banking fees; data processing conversion costs; and accounting changes or charges taken pursuant to Section
7.13 or (ii) the ability of the parties to consummate the transactions contemplated hereby.
         Merger Consideration. The aggregate number of shares of TSFG Common Stock issuable by TSFG upon conversion of the FLBK Common Stock as provided herein.
         Participation Facility. Any facility in which FLBK participates in the management and, where required by the context, such term means the owner or operator of such facility.
         Per Share Merger Consideration. The shares of TSFG Common Stock issuable hereunder for each share of FLBK, which shall be equal to the Exchange Ratio.
         Regulatory  Agencies.  The  Federal  Reserve  Board,  the Office of the
Comptroller of the Currency, the FDIC and any other regulatory authority or applicable self-regulatory organization with jurisdiction over the Merger.
         Rights. Subscriptions, options, warrants, calls, commitments or agreements of any character to purchase capital stock.
         SCBCA. The South Carolina Business Corporation Act, as amended.
         SEC. The Securities and Exchange Commission.
         Starting Date. March 17, 2004
         Starting Price. The closing price of the TSFG common stock, as reported by Nasdaq, on March 17, 2004.
         Subsidiary. The word "Subsidiary" (1) when used with respect to FLBK shall mean any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes, and (2) when used with respect to TSFG shall mean each Subsidiary of TSFG that is a "Significant Subsidiary" within the meaning of Rule 1-02 of Regulation S-X of the SEC.
         Superior  Proposal.  With  respect  to FLBK,  any  written  Acquisition
Proposal made by a person other than TSFG which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving FLBK, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of FLBK, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of FLBK Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of FLBK in good faith concludes (after consultation with its financial advisors and outside counsel) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement (b) is reasonably capable of being completed, and (c) that if not accepted by FLBK's Board of Directors, would result in a breach of the fiduciary duties of the FLBK Board of Directors.
         Surviving Corporation. The surviving corporation to the Merger, which shall be TSFG.
         Taxes. Taxes shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.
         Tax Return. Any return, report, information return or other document (including any related or supporting information) with respect to Taxes.
         Trust Account Shares. Shares of FLBK Common Stock or TSFG Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties.
         TSFG Common Stock. The common stock, par value $1.00 per share, of TSFG.

         1.2 Terms Defined Elsewhere. The capitalized terms set forth below are defined in the following sections:

         "Agreement"                             Preamble
         "Benefit Agreements"                    Section 7.8(c)
         "Closing"                               Section 10.1
         "Closing Date"                          Section 10.1
         "Code"                                  Section 2.3
         "ERISA Affiliate"                       Section 4.13(a)
         "Exchange Fund"                         Section 2.8
         "Financial Advisors"                    Section 4.9
         "FLBK"                                  Preamble
         "FLBK Contract"                         Section 4.16(a)
         "FLBK Director"                         Section 7.11
         "FLBK Disclosure Schedule"              Section 3.1
         "FLBK Financial Statements"             Section 4.8
         "FLBK Regulatory Agreement"             Section 4.17
         "FLBK Reports"                          Section 4.6
         "Injunction"                            Section 8.1(e)
         "Loans"                                 Section 4.21(a)
         "Maximum Amount"                        Section 7.9
         "Merger"                                Recitals
         "Plans"                                 Section 4.13(a)
         "Proxy Statement/Prospectus"            Section 4.4
         "Representatives"                       Section 7.3(a)
         "Requisite Regulatory Approvals"        Section 8.1(c)
         "S-4"                                   Section 4.14
         "Securities Act"                        Section 2.11(b)
         "State Banking Approvals"               Section 4.4
         "TSFG"                                  Preamble
         "TSFG's Counsel"                        Section 8.2(d)
         "TSFG Disclosure Schedule"              Section 3.1
         "TSFG Financial Statements"             Section 5.7
         "TSFG Preferred Stock"                  Section 5.2
         "TSFG Regulatory Agreement"             Section 5.18
         "TSFG Reports"                          Section 5.5
         "Termination Fee Amount"                Section 9.2(b)

         1.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date of this Agreement. No provision of this Agreement shall be construed to require FLBK, TSFG or any of their respective affiliates to take any action that would violate any applicable law (including common law), rule or regulation.

                                   ARTICLE II
                                 PLAN OF MERGER

         2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the FBCA and SCBCA, at the Effective Time, FLBK shall merge with and into TSFG. TSFG shall be the Surviving Corporation, and shall continue its corporate existence under the laws of the State of South Carolina. The name of the Surviving Corporation shall continue to be "The South Financial Group, Inc." Upon consummation of the Merger, the separate corporate existence of FLBK shall terminate.

         2.2 Effective Time and Effects of the Merger. Subject to the provisions of this Agreement, on the Closing Date, the Articles of Merger shall be duly prepared, executed and delivered for filing with the Secretaries of State of the State of Florida and the State of South Carolina immediately after the Closing. The Merger shall become effective at the Effective Time. At and after the Effective Time, the Merger shall have the effects set forth in the FBCA and SCBCA.

         2.3 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall constitute a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

         2.4 Conversion of FLBK Common Stock.

         (a) At the Effective Time, subject to Section 2.9(e), each share of FLBK Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of FLBK Common Stock held directly or indirectly by FLBK, TSFG or any of TSFG's Subsidiaries (except for Trust Account Shares and DPC Shares)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, the Per Share Merger Consideration.
         (b) At the Effective Time, all of the shares of FLBK Common Stock converted into the Per Share Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of FLBK Stock Certificates shall thereafter cease to have any rights with respect to such securities, except the right to receive for each share (i) the Per Share Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.9(b) hereof, and
(iii) any cash in lieu of fractional shares pursuant to Section 2.9(e).
         (c) If, between the date hereof and the Effective Time, (i) the shares of TSFG Common Stock shall be changed (or TSFG establishes a record date for changing such shares which is prior to the Effective Time) into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, (ii) a stock dividend shall be declared (or TSFG establishes a record date for such dividend which is prior to the Effective Time) in respect of TSFG Common Stock, or (iii) any distribution is made (or TSFG establishes a record date for such distribution which is prior to the Effective Time) in respect of TSFG Common Stock other than a regular quarterly cash dividend consistent with past practice, proportionate adjustments shall be made to the Exchange Ratio.
         (d) At the Effective Time, all shares of FLBK Common Stock that are owned directly or indirectly by FLBK, TSFG or any of TSFG's Subsidiaries (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no stock of TSFG, cash or other consideration shall be delivered in exchange therefor. All shares of TSFG Common Stock that are owned by FLBK (other than Trust Account Shares and DPC Shares) shall be cancelled.

         2.5 TSFG Common Stock. Except for shares of TSFG Common Stock owned by FLBK (other than Trust Account Shares and DPC Shares), which shall be cancelled as contemplated by Section 2.4 hereof, the shares of TSFG Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

         2.6 Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation of TSFG, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation. At the Effective Time, the Bylaws of TSFG, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

         2.7 Directors and Executive Officers. At and after the Effective Time, the directors of TSFG shall consist of all of the directors of TSFG serving immediately prior to the Effective Time and the additional person who shall become a director of TSFG in accordance with Section 7.11 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The executive officers of TSFG immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

         2.8 TSFG to Make Shares Available. At the Effective Time, TSFG shall deposit, or shall cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II, (i) certificates representing the shares of TSFG Common Stock to be issued pursuant to Section 2.4 and Section 2.9(a) in exchange for outstanding shares of FLBK Common Stock, and (ii) the cash in lieu of fractional shares to be paid in accordance with Section 2.9(e) hereof. Such cash and certificates for shares of TSFG Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund."

         2.9 Exchange of Shares.

         (a) As soon as practicable after the Effective Time, and in any event within five (5) business days after the Effective Time, or otherwise as may be agreed upon by the parties, the Exchange Agent shall mail to each holder of record of FLBK Stock Certificates at the Effective Time, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the FLBK Stock Certificates shall pass, only upon delivery of the FLBK Stock Certificates, to the Exchange Agent) and instructions for use in effecting the surrender of the FLBK Stock Certificates in exchange for the Merger Consideration. FLBK shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. Upon surrender of FLBK Stock Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal, the holder of such FLBK Stock Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of TSFG Common Stock which such holder of FLBK Common Stock became entitled to receive pursuant to the provisions of Article II hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the FLBK Stock Certificates, as provided in Section 2.9(e), and the FLBK Stock Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of FLBK Stock Certificates.
         (b) No dividends or other distributions declared after the Effective Time with respect to TSFG Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered FLBK Stock Certificate until the holder thereof shall surrender such FLBK Stock Certificate in accordance with this Article II. After the surrender of a FLBK Stock Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of TSFG Common Stock represented by such FLBK Stock Certificate.
         (c) If any certificate representing shares of TSFG Common Stock is to be issued in a name other than that in which the FLBK Stock Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the FLBK Stock Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of TSFG Common Stock in any name other than that of the registered holder of the FLBK Stock Certificate surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.
         (d) After the Effective Time, there shall be no transfers on the stock transfer books of FLBK of the shares of FLBK Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, FLBK Stock Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of TSFG Common Stock, as provided in this
Article II.
         (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of TSFG Common Stock shall be issued upon the surrender for exchange of FLBK Stock Certificates, no dividend or distribution with respect to TSFG Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of TSFG. In lieu of the issuance of any such fractional share, TSFG shall pay to each former shareholder of FLBK who otherwise would be entitled to receive a fractional share of TSFG Common Stock an amount in cash determined by multiplying (i) the Fair Market Value by (ii) the fraction of a share of TSFG Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.4 hereof.
         (f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of FLBK for twelve months after the Effective Time shall be paid to TSFG. Any shareholders of FLBK who have not theretofore complied with this
Article II shall thereafter look only to TSFG for payment of the Per Share Merger Consideration and/or the unpaid dividends and distributions on the TSFG Common Stock deliverable in respect of each share of FLBK Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of TSFG, FLBK, the Exchange Agent or any other person shall be liable to any former holder of shares of FLBK Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. (g) In the event any FLBK Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such FLBK Stock Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such FLBK Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed FLBK Stock Certificate the Per Share Merger Consideration deliverable in respect thereof pursuant to this Agreement.

         2.10 [Reserved].

         2.11 Stock-Based Plans.

         (a) At the Effective Time, each option granted by FLBK under any of the FLBK Stock-Based Plans, which is outstanding and unexercised immediately prior thereto, shall cease to represent a right to acquire shares of FLBK Common Stock and shall be converted automatically into a fully-vested option to purchase shares of TSFG Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the applicable FLBK Stock-Based Plan, the agreements evidencing grants thereunder, and any other agreements between FLBK and an optionee regarding FLBK options):

                  (1) the number of shares of TSFG Common Stock to be subject to the new option shall be equal to the product of the number of shares of FLBK Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of TSFG Common Stock resulting from such multiplication shall be rounded to the nearest whole share (and .5 of a share shall be rounded up), and
                  (2) the  exercise  price per share of TSFG Common  Stock under the new option shall be equal to the exercise price per share of FLBK Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent (and .5 of a cent shall be rounded up).
         (b) At the Effective Time, each share of FLBK Restricted Stock issued by FLBK under any of the FLBK Stock-Based Plans, which is outstanding immediately prior thereto, shall be converted automatically, at the Exchange Ratio, into fully-vested shares of TSFG Common Stock, provided that any fractional shares of TSFG Common Stock resulting from such the application of the Exchange Ratio shall be rounded to the nearest whole share (and .5 of a share shall be rounded up).
         (c) Prior to the Effective Time, TSFG shall reserve for issuance the number of shares of TSFG Common Stock necessary to satisfy TSFG's obligations under this Section. TSFG shall file with the SEC no later than ten business days after the Effective Time, a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of TSFG Common Stock (i) subject to options to acquire TSFG Common Stock issued pursuant to this Section or (ii) issued upon the conversion of the FLBK Restricted Stock pursuant to this Section, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding; provided, however, that TSFG shall only be required to file and maintain the effectiveness of such registration statement with respect to securities that are eligible to be registered on a Form S-8.
         (d) Prior to the Effective Time, TSFG and FLBK shall take all such steps as may be required to cause any acquisitions of TSFG equity securities (including derivative securities with respect to any TSFG equity securities) and dispositions of FLBK equity securities (including derivative securities with respect to any FLBK equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to TSFG or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FLBK, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                                  ARTICLE III
       DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

         3.1 Disclosure Schedules. Prior to the execution and delivery of this Agreement, FLBK has delivered to TSFG, and TSFG has delivered to FLBK, a schedule (in the case of FLBK, the "FLBK Disclosure Schedule," and in the case of TSFG, the "TSFG Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of FLBK, or Article V, in the case of TSFG, or to one or more of such party's covenants contained in Article VI (it being understood and agreed that (i) if an item is properly set forth in one FLBK Disclosure Schedule, it shall be deemed to be set forth in any other relevant FLBK Disclosure Schedule, and (ii) if an item is properly set forth in one TSFG
Disclosure Schedule, it shall be deemed to be set forth in any other relevant TSFG Disclosure Schedule); provided, however, that notwithstanding anything in this Agreement to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to either FLBK or TSFG, respectively.

         3.2  Standards.  No  representation  or warranty of FLBK  contained  in
Article IV or of TSFG contained in Article V shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of FLBK, or Article V, in the case of TSFG, has had or would have a Material Adverse Effect with respect to FLBK or TSFG, respectively.

         3.3 Subsidiaries. Where the context permits, "TSFG" shall refer to TSFG and each of its Subsidiaries and "FLBK" shall refer to FLBK and each of its Subsidiaries.

                                   ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF FLBK

         Subject to Article III, FLBK hereby represents and warrants to TSFG as follows:

         4.1 Corporate Organization. (a) FLBK is a bank holding company duly organized, validly existing and in good standing under the laws of the State of Florida. FLBK has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Articles of Incorporation and Bylaws of FLBK, copies of which have previously been made available to TSFG, are true and correct copies of such documents as in effect as of the date hereof.
         (b) Each Subsidiary of FLBK is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of FLBK has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of FLBK that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.
         (c) FLBK has no, and since December 31, 1998 FLBK has not had any, Subsidiaries other than those listed in Section 4.1(c) of the FLBK Disclosure Schedule, all of which are 100% owned. Other than as set forth on the FLBK Disclosure Schedule, FLBK neither owns nor controls, directly or indirectly 5% or more of the outstanding equity securities, either directly or indirectly, of any Person.
         (d) The minute books of FLBK contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2001 of its shareholders and Board of Directors (including committees of the Board of Directors).

         4.2 Capitalization. The authorized capital stock of FLBK consists of 30,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01 per share. As of the date hereof, (1) there are 6,886,777 shares of FLBK Common Stock issued and outstanding, (2) 50,000 shares of Series C Preferred Stock, and (3) no shares of FLBK Common Stock held by FLBK as treasury stock. Except as set forth on Section 4.2 of the FLBK Disclosure Schedule, as of the date hereof, there were no shares of FLBK Common Stock reserved for issuance for any reason or purpose. All of the issued and outstanding shares of FLBK Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth on the FLBK Disclosure Schedule, FLBK does not have and is not bound by any outstanding Rights calling for the purchase or issuance of any shares of FLBK Common Stock or any other equity security of FLBK or any securities representing the right to purchase or otherwise receive any shares of FLBK Common Stock or any other equity security of FLBK. On the date hereof, FLBK has approximately 510 shareholders of record.

         4.3 Authority. FLBK has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of FLBK. The Board of Directors of FLBK has directed that this Agreement and the transactions contemplated hereby be submitted to FLBK's shareholders for approval at a meeting of such shareholders and, except for the adoption of this Agreement by the requisite vote of FLBK's shareholders, no other corporate proceedings on the part of FLBK are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by FLBK and (assuming due authorization, execution and delivery by TSFG) this Agreement constitutes a valid and binding obligation of FLBK, enforceable against FLBK in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

         4.4 Consents and Approvals. Except for (a) the filing with the SEC of the S-4, including the proxy statement/prospectus therein relating to the meeting of FLBK's shareholders to be held in connection with the transactions contemplated herein (the "Proxy Statement/Prospectus") and the SEC's declaration of the effectiveness of the S-4, (b) the approval of this Agreement by the requisite vote of the shareholders of FLBK, (c) the filing of applications and notices, as applicable, with the appropriate Regulatory Agencies, and approval of such applications and notices, (d) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law (the "State Banking Approvals"), and (e) any consents or approvals listed in
Section 4.4 of the FLBK Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by FLBK in connection with (1) the execution and delivery by FLBK of this Agreement or (2) the consummation by FLBK of the Merger and the other transactions contemplated hereby.

         4.5 No Violations. Except as may be set forth in Section 4.5 of the FLBK Disclosure Schedule and assuming that TSFG's representation set forth in
Section 5.13 hereof is accurate in all respects, neither the execution and delivery of this Agreement by FLBK, nor the consummation by FLBK of the transactions contemplated hereby, nor compliance by FLBK with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of FLBK, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FLBK or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of FLBK under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FLBK is a party, or by which it or its properties or assets may be bound or affected.

         4.6 SEC Reports. FLBK has previously made available to TSFG a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by FLBK with the SECpursuant to the Securities Act or the Exchange Act (the "FLBK Reports") and (b) communication mailed by FLBK to its shareholders since December 31, 2001, and no such FLBK Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. FLBK has timely filed all FLBK Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2001, and each such FLBK Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.

         4.7 Regulatory Reports. FLBK has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2001 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of FLBK, no Regulatory Agency has initiated any proceeding or, to the knowledge of FLBK, investigation into the business or operations of FLBK since December 31, 2001. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of FLBK.

         4.8 Financial  Statements.  FLBK has previously  made available to TSFG
(1) copies of the balance sheets of FLBK as of December 31 for the fiscal years 2001 and 2002, and the related statements of earnings, shareholders' equity and cash flows for the fiscal years 2000 through 2002, inclusive, as reported in FLBK's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 with the SEC under the Exchange Act, accompanied by the audit reports of Deloitte & Touche LLP, independent public accountants with respect to FLBK, and
(2) copies of the audited balance sheet and the related statements of earnings, shareholders' equity and cash flows of FLBK at and for the year ended December 31, 2003 (collectively, the "FLBK Financial Statements"). The FLBK Financial Statements fairly present the financial position of FLBK as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of FLBK for the respective fiscal periods or as of the respective dates therein set forth. Each of the FLBK Financial Statements (including the related notes, where applicable) complies, and FLBK's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and FLBK's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of FLBK have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

         4.9 Broker's Fees. Neither FLBK nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that FLBK has engaged, and will pay a fee or commission to SunTrust Capital Markets, Inc. and Sandler O'Neill & Partners, L.P. (the "Financial Advisors") in accordance with the terms of a letter agreement between the Financial Advisors and FLBK, a true and correct copy of which has been previously made available by FLBK to TSFG.

         4.10 Absence of Certain Changes or Events. (a) Except as disclosed in any FLBK Report filed with the SEC prior to the date hereof, since December 31,

2002, (i) there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on FLBK, and (ii) FLBK has carried on its business in the ordinary course of business consistent with past practices.
         (b) Except as may be set forth in Section 4.10(b) of the FLBK Disclosure Schedule, since December 31, 2002 and solely with respect to executive officers (senior vice president or above) and directors, FLBK has not
(1) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any such person from the amount thereof in effect as of December 31, 2002, (2) granted any severance or termination pay to such person or entered into any contract to make or grant any severance or termination pay to such person, (3) paid any bonus to such person or (4) entered into any employment- or compensation-related agreement with such person.

         4.11 Legal Proceedings. Except as disclosed in any FLBK Report, (a) FLBK is not a party to any, and there are no pending or, to FLBK's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against FLBK or challenging the validity or propriety of the transactions contemplated by this Agreement and (b) there is no injunction, order, judgment or decree imposed upon FLBK or its assets.

         4.12 Taxes. Except as may be set forth in Section 4.12 of the FLBK Disclosure Schedule, FLBK has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of FLBK (in accordance with GAAP) for all material Taxes shown to be due on such Tax Returns. Except as set forth in Section 4.12 of the FLBK Disclosure Schedule, (i) as of the date hereof FLBK has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, and (ii) as of the date hereof, with respect to each taxable period of FLBK, the federal and state income Tax Returns of FLBK have not been audited by the IRS or appropriate state tax authorities.

         4.13 Employees. (a) Section 4.13(a) of the FLBK Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of ERISA); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by FLBK, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with FLBK would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of FLBK, any Subsidiary or any ERISA Affiliate (the "Plans").
         (b) FLBK has heretofore made available to TSFG with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document; (ii) the actuarial report for such Plan for each of the last two years, (iii) the most recent determination letter from the IRS for such Plan and (iv) the most recent summary plan description and related summaries of material modifications.
         (c) Except as may be set forth in Section 4.13(c) of the FLBK Disclosure Schedule: each of the Plans is in compliance with the applicable provisions of the Code and ERISA; each of the Plans intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS; no Plan has an accumulated or waived funding deficiency within the meaning of section 412 of the Code; neither FLBK nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than PBGC premiums); to the knowledge of FLBK, no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a material risk to FLBK of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA; no Plan is a multiemployer plan within the meaning of section
4001(a)(3)  of ERISA  and no Plan is a  multiple  employer  plan as  defined  in
Section 413 of the Code; and there are no pending, or to the knowledge of FLBK, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.
         (d) Since December 31, 2002, FLBK has not (i) suffered any strike, work stoppage, slow-down, or other labor disturbance, (ii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iii) had any union organizing activities.
         (e) Section 4.13(e) of the FLBK Disclosure Schedule sets forth all employment contracts, plans, programs, agreements or other benefits which could be subject to Section 280G of the Code.

         4.14 FLBK Information. The information relating to FLBK which is provided to TSFG by FLBK for inclusion in the registration statement on Form S-4 (the "S-4") in which the Proxy Statement/Prospectus will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (to the extent it relates to FLBK) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

         4.15 Compliance with Applicable Law. FLBK holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its businesses under and pursuant to all, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to FLBK, and FLBK has not received notice of any violations of any of the above.

         4.16 Certain Contracts. (a) Except as set forth in Section 4.16(a) of the FLBK Disclosure Schedule, FLBK is not a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from TSFG, FLBK, the Surviving Corporation or any of their respective Subsidiaries to any officer, director, employee or consultant of FLBK, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date hereof, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $50,000 per annum, or (v) which materially restricts the conduct of any line of business by FLBK. Each contract, arrangement, commitment or understanding of the type described in this Section 4.16(a), whether or not set forth in Section 4.16(a) of the FLBK Disclosure
Schedule, is referred to herein as a "FLBK Contract." FLBK has previously delivered or made available to TSFG true and correct copies of each contract, arrangement, commitment or understanding of the type described in this Section 4.16(a).
         (b) Except as set forth in Section 4.16(b) of the FLBK Disclosure Schedule, (i) each FLBK Contract is valid and binding and in full force and effect, (ii) FLBK has performed all obligations required to be performed by it to date under each FLBK Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of FLBK under any FLBK Contract, and (iv) no other party to any FLBK Contract is, to the knowledge of FLBK, in default in any respect thereunder.

         4.17 Agreements with Regulatory Agencies. Except as may be set forth in
Section 4.17 of the FLBK Disclosure Schedule, FLBK is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.17 of the FLBK Disclosure Schedule, a "FLBK Regulatory Agreement"), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has FLBK been advised by any Regulatory Agency that it is considering issuing or requesting any FLBK Regulatory Agreement.

         4.18 Environmental Matters. Except as may be set forth in Section 4.18 of the FLBK Disclosure Schedule:
         (a) FLBK  and,  to the  knowledge  of FLBK,  each of the  Participation
Facilities and the Loan  Properties,  are in compliance  with all  Environmental
Laws.
         (b) To the knowledge of FLBK, there is no suit, claim, action or proceeding pending or threatened before any Governmental Entity or other forum in which FLBK, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by FLBK, any Participation Facility or any Loan Property.
         (c) To the knowledge of FLBK, during the period of (x) FLBK's ownership or operation of any of its current or former properties, (y) FLBK's participation in the management of any Participation Facility, or (z) FLBK's interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of FLBK, prior to the period of (x) FLBK's ownership or operation of any of its current or former properties, (y) FLBK's participation in the management of any Participation Facility, or (z) FLBK's interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property.

         4.19 Opinion. Prior to the execution of this Agreement, FLBK has received an opinion from either or both of the Financial Advisors to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the shareholders of FLBK is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date hereof.

         4.20 Approvals. As of the date hereof, FLBK knows of no fact or condition relating to FLBK that would prevent all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) from being obtained.

         4.21 Loan Portfolio. (a) Except as may be set forth in Section 4.21 of the FLBK Disclosure Schedule, FLBK is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees or interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $100,000, under the terms of which the obligor was, as of February 28, 2004, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater shareholder of FLBK, or to the knowledge of FLBK, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.21 of the FLBK Disclosure Schedule sets forth (i) all of the Loans of FLBK that as of February 28, 2004, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (ii) each asset of FLBK that as of February 28, 2004, was classified as "Other Real Estate Owned" and the book value thereof.
         (b) Each Loan in original principal amount in excess of $100,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and
(iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         4.22 Property. Except as set forth in Section 4.22 of the FLBK Disclosure Schedule, FLBK has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of FLBK as of December 31, 2002 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date hereof, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business or (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which FLBK, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and FLBK is not, nor, to the knowledge of FLBK, is any other party thereto, in default thereunder.

         4.23 Reorganization. As of the date hereof, FLBK has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

         4.24 State Takeover Laws and Charter Provisions. FLBK has taken all necessary action to exempt the transactions contemplated by this Agreement from any restrictive provision of (i) any applicable moratorium, control share, fair price, business combination, or other anti-takeover laws and regulations, or
(ii) the Articles of Incorporation or Bylaws of FLBK.

         4.25 Sarbanes-Oxley Act. FLBK is in substantial compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the rules and regulations promulgated thereunder, that are effective and intends to comply substantially with other applicable provisions of the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, upon the effectiveness of such provisions.

                                   ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF TSFG

         Subject to Article III, TSFG hereby represents and warrants to FLBK as follows:

         5.1 Corporate Organization. (a) TSFG is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina. TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. TSFG is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of TSFG, copies of which have previously been made available to FLBK, are true and correct copies of such documents as in effect as of the date hereof.

         (b) Each Subsidiary of TSFG is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of TSFG that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.
         (c) The minute books of TSFG contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2001 of its shareholders and Board of Directors (including committees of its Board of Directors).

         5.2 Capitalization. The authorized capital stock of TSFG consists of 100,000,000 shares of TSFG Common Stock and 10,000,000 shares of preferred stock, no par value per share ("TSFG Preferred Stock"). As of the date hereof, there are approximately 59,585,194 shares of TSFG Common Stock and no shares of TSFG Preferred Stock issued and outstanding, and no shares of TSFG Common Stock held in TSFG's treasury. All of the issued and outstanding shares of TSFG Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The shares of TSFG Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

         5.3 Authority; No Violation. (a) TSFG has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of TSFG, and no other corporate proceedings on the part of TSFG are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by TSFG and (assuming due authorization, execution and delivery by FLBK) this Agreement constitutes a valid and binding obligation of TSFG, enforceable against TSFG in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.
         (b) Neither the execution and delivery of this Agreement by TSFG, nor the consummation by TSFG of the transactions contemplated hereby, nor compliance by TSFG with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of TSFG, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in
Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TSFG or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of TSFG or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which TSFG or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

         5.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and approval of such applications and notices, (b) the filing with the SEC and declaration of effectiveness of the S-4, (c) the filing of the Articles of Merger with the Florida Secretary of State and the South Carolina Secretary of State, (d) the filing of applications and notices, as applicable, with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (e) the State Banking Approvals, (f) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of TSFG Common Stock pursuant to this Agreement, and (g) approval of the listing of the TSFG Common Stock to be issued in the Merger on the NASDAQ/NMS, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by TSFG in connection with (1) the execution and delivery by TSFG of this Agreement and (2) the consummation by TSFG of the Merger and the other transactions contemplated hereby.

         5.5 SEC Reports. TSFG has previously made available to FLBK a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by TSFG with the SEC pursuant to the Securities Act or the Exchange Act (the "TSFG Reports") and (b) communication mailed by TSFG to its shareholders since December 31, 2001, and no such TSFG Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. TSFG has timely filed all TSFG Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2001, and each such TSFG Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.

         5.6 Regulatory Reports. TSFG has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2001 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of TSFG, no Regulatory Agency has initiated any proceeding or, to the knowledge of TSFG, investigation into the business or operations of TSFG since December 31, 2001. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of TSFG.

         5.7 Financial  Statements.  TSFG has previously  made available to FLBK
(1) copies of the consolidated balance sheets of TSFG and its Subsidiaries as of December 31 for the fiscal years 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the fiscal years 2001 through 2003, inclusive, as reported in TSFG's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to TSFG (collectively, the "TSFG Financial Statements"). The TSFG Financial Statements fairly present the financial position of TSFG as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of TSFG for the respective fiscal periods or as of the respective dates therein set forth. Each of the TSFG Financial Statements (including the related notes, where applicable) complies, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of TSFG have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

         5.8 Broker's Fees. TSFG has not employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that TSFG has engaged JP Morgan in accordance with the terms of a letter agreement between JP Morgan and TSFG, a true and correct copy of which has been previously made available by TSFG to FLBK.

         5.9 Absence of Certain Changes or Events. Except as disclosed in any TSFG Report filed with the SEC prior to the date hereof, since December 31, 2003, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on TSFG.

         5.10 Legal Proceedings. (a) Except as disclosed in any TSFG Report, neither TSFG nor any of its Subsidiaries is a party to any and there are no pending or, to TSFG's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TSFG or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement. (b) There is no injunction, order, judgment or decree imposed upon TSFG, any of its Subsidiaries or the assets of TSFG or any of its Subsidiaries.

         5.11 TSFG Information. The information relating to TSFG and its Subsidiaries to be contained in the Proxy Statement/Prospectus and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate to FLBK) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate to FLBK) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

         5.12 Compliance with Applicable Law. TSFG and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to TSFG or any of its Subsidiaries and neither TSFG nor any of its Subsidiaries has received notice of any violations of any of the above.

         5.13 Ownership of FLBK Common Stock. Except for TSFG's ownership of 291,500 shares of FLBK Common Stock and 50,000 shares of Series C Preferred Stock, neither TSFG nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of FLBK (other than Trust Account Shares).

         5.14 Approvals. As of the date hereof, TSFG knows of no fact or condition relating to TSFG that would prevent all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) from being obtained.

         5.15 Reorganization. As of the date hereof, TSFG has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

         5.16 Taxes. TSFG has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of TSFG (in accordance with GAAP) for all material Taxes shown to be due on such Tax Returns.

         5.17 Sarbanes-Oxley Act. TSFG is in substantial compliance with the applicable provisions of the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, that are effective and intends to comply substantially with other applicable provisions of the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, upon the effectiveness of such provisions.

         5.18 Agreements with Regulatory Agencies. TSFG is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (whether or not set forth on Section 5.18 of the TSFG Disclosure Schedule a "TSFG Regulatory Agreement"), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has TSFG been advised by any Regulatory Agency that it is considering issuing or requesting any TSFG Regulatory Agreement.

                                   ARTICLE VI
                    COVENANTS RELATING TO CONDUCT OF BUSINESS

         6.1 Covenants of FLBK. During the period from the date hereof and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of TSFG, FLBK shall carry on its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the FLBK Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by TSFG, FLBK shall not:
         (a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;
         (b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares) any shares of the capital stock of FLBK, or any securities convertible into or exercisable for any shares of the capital stock of FLBK, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) except pursuant to Rights referenced on the FLBK Disclosure Schedule, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing (including additional Rights similar to those set forth on the FLBK Disclosure Schedule);
         (c) amend its Articles of Incorporation, Bylaws or other similar governing documents;
         (d) make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $100,000 in the aggregate;
         (e) enter into any new line of business;

         (f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings or in the ordinary course of business consistent with past practices;
         (g) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in
Article VIII not being satisfied;
         (h) change its methods of accounting in effect at December 31, 2003, except as required by changes in GAAP or regulatory accounting principles as concurred to by FLBK's independent auditors;
         (i) (i) except as required by applicable law, as set forth in Section 7.8, or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including, without limitation, any Plan) or any agreement, arrangement, plan or policy between FLBK or one or more of its current or former directors, officers or employees or any "affiliate" of any such person (as such term is used in Rule 12b-2 under the Exchange Act), or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);
         (j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;
         (k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
         (l) file any application to relocate or terminate the operations of any of its banking offices;
         (m) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any contract, agreement or lease for goods, services or office space, involving payments thereunder by FLBK in excess of $100,000 per year, to which FLBK is a party or by which FLBK or its properties is bound, other than the renewal in the ordinary course of business of any lease the term or option to renew of which expires prior to the Closing Date;
         (n) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or
         (o) agree to do any of the foregoing.

         6.2 Covenants of TSFG. Except as otherwise contemplated by this Agreement or consented to in writing by FLBK, TSFG shall not, and shall not permit any of its Subsidiaries to:
         (a) except for regular quarterly dividends consistent with past practice, declare or pay any dividends on or make any other distributions in respect of any of its capital stock;
         (b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in
Article VIII not being satisfied;
         (c) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));
         (d) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or
         (e) agree to do any of the foregoing.

                                  ARTICLE VII
                              ADDITIONAL AGREEMENTS

         7.1 Regulatory Matters. (a) TSFG, with the cooperation of FLBK, shall promptly prepare and file with the SEC the S-4. Each of FLBK and TSFG shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and FLBK shall thereafter mail the Proxy Statement/Prospectus to its shareholders. TSFG shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.
         (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). FLBK and TSFG shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to FLBK or TSFG, as the case may be, and any of TSFG's Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.
         (c) TSFG and FLBK shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of TSFG, FLBK or their Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
         (d) TSFG and FLBK shall promptly furnish each other with copies of written communications received by TSFG or FLBK, as the case may be, or any of their respective Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

         7.2 Access to Information. (a) FLBK and TSFG will each keep the other advised of all material developments relevant to their respective businesses, and to the consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, each party shall afford to representatives of the other party reasonable access, during normal business hours during the period prior to the Effective Time, to all of their respective properties, books, contracts, commitments and records, and during such period, shall make available all information concerning their respective businesses as may be reasonably requested (except that the parties shall take into account in determining the reasonableness of due diligence requests the fact that TSFG is a public company which is substantially larger than FLBK and that TSFG is issuing shares to FLBK shareholders as compared to selling its business). The other provisions of this Section notwithstanding, neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law (including without limitation laws regarding exchange of information), rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date hereof.
         (b) All nonpublic information furnished to TSFG or FLBK by the other party hereto pursuant to Section 7.2(a) (other than (i) information already in the receiving party's possession, or (ii) information that is or becomes generally available to the public other than as a result of a disclosure by the receiving party or any of its directors, officers, employees, agents or advisors, or (iii) information that becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or its advisors, provided that such source is not known by the receiving party after due inquiry to be bound by a confidentiality agreement with or other obligation of secrecy to the disclosing party) shall be kept confidential, and the parties shall maintain, and shall cause each of their respective directors, officers, attorneys and advisors to maintain, the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.
         (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

         7.3 Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby, neither FLBK nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, "Representatives") shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal. (b) Notwithstanding anything herein to the contrary, FLBK and its Board of Directors and Representatives shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited written Acquisition Proposal by any such person, if and only to the extent that (a) FLBK's Board of Directors concludes in good faith and consistent with its fiduciary duties to FLBK's shareholders under applicable law that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal, (b) prior to providing any information or data to any person in connection with such Acquisition Proposal by any such person, FLBK's Board of Directors receives from such person an executed confidentiality agreement, and (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, FLBK's Board of Directors notifies TSFG promptly of any inquiries, proposals, or offers respecting such Acquisition Proposal received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers respecting such Acquisition Proposal.
         (c) FLBK agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date hereof with any parties conducted heretofore with respect to any Acquisition Proposal.

         7.4 Shareholder Meeting. FLBK shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. FLBK shall, through its Board of Directors, subject to the fiduciary duties of such board (including those with respect to a Superior Proposal), recommend to its shareholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement.

         7.5 Legal Conditions to Merger. Each of TSFG and FLBK shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by FLBK or TSFG in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

         7.6 Affiliates. FLBK shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of FLBK to deliver to TSFG, as soon as practicable after the date hereof, a written agreement, in the form of Exhibit A hereto.

         7.7 Nasdaq Listing. TSFG shall use its best efforts to cause the shares of TSFG Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS as of the Effective Time.

         7.8 Employee Benefit Plans; Existing Agreements. (a) As of the Effective Time, the employees of FLBK shall be eligible to participate in employee benefit plans and severance plans of TSFG or its Subsidiaries in which similarly situated employees of TSFG or its Subsidiaries participate, to the same extent that similarly situated employees of TSFG or its Subsidiaries participate (it being understood that inclusion of FLBK's employees in TSFG's employee benefit plans may occur at different times with respect to different plans).
         (b) With respect to each TSFG Plan for which length of service is taken into account for any purpose (including TSFG's severance plan), service with FLBK (or predecessor employers to the extent FLBK provides past service credit) shall be treated as service with TSFG for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each TSFG Plan shall waive pre-existing condition limitations to the same extent waived under the applicable FLBK Plan. FLBK's employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the TSFG Plan.

         (c) As of the Effective Time, TSFG shall assume and honor and shall cause the appropriate Subsidiaries of TSFG to assume and to honor in accordance with their terms all written agreements listed in Section 4.13(a) of the FLBK Disclosure Schedule (the "Benefit Agreements"). TSFG acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of FLBK for all purposes under such agreements. The provisions of this Section 7.8(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.

         (d) TSFG hereby acknowledges that in connection with the Merger it will succeed to all the rights and obligations of FLBK under the employment agreements set forth on Section 4.13 of the FLBK Disclosure Schedule.

         7.9 Indemnification of FLBK Directors and Officers. TSFG or a TSFG Subsidiary shall provide and keep in force for a period of six years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of FLBK for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in FLBK's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 200% of the annual premium payments on FLBK's policy in effect as of December 31, 2003 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, TSFG shall use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount and FLBK shall cooperate with TSFG in such efforts in all reasonable respects. Notwithstanding the foregoing, TSFG further agrees to indemnify all individuals who are or have been officers, directors or employees of FLBK prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation or Bylaws of FLBK on the date hereof and is permitted under the FBCA and SCBCA.

         7.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by TSFG or FLBK.

         7.11 Appointment of Director. Effective as of the Effective Time, TSFG shall cause its Board of Directors to be expanded by one member, and shall appoint a current director of FLBK (selected by a majority of FLBK's directors) (the "FLBK Director") to fill the vacancy created by such increase.

         7.12 Bank Board. For at least three years following Closing, TSFG shall cause each individual who is currently serving as a director of FLBK (other than the FLBK Director), if such persons are willing to so serve, to be elected or appointed as Mercantile Bank Board members and/or advisory board members.

         7.13 Accounting Matters. FLBK shall cooperate with TSFG concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account TSFG's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and (ii) FLBK's lending, investment or asset/liability management policies; provided, that any action taken pursuant to this Section 7.13 shall not be deemed to constitute or result in the breach of any representation or warranty of FLBK contained in this Agreement.

         7.14 Tax Opinion. TSFG and FLBK shall use their respective reasonable best efforts to obtain the tax opinion contemplated by Section 8.1(f).

         7.15 Exemption from Section 16. Prior to the Effective Time, the Board of Directors of TSFG, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of FLBK who may become a covered person of TSFG for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder ("Section 16") of TSFG Common Stock or options to acquire TSFG Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

         7.16 Execution and Authorization of Bank Merger Agreement. As soon as reasonably practicable after the date hereof, (a) TSFG shall (i) cause the Board of Directors of Mercantile Bank to approve a transaction (structured in the discretion of TSFG) in which all or the substantial portion of Florida Bank's assets and liabilities will be transferred to Mercantile Bank via merger, asset sale or otherwise (the "Bank Merger Agreement"), (ii) cause Mercantile Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole shareholder of Mercantile Bank, and (b) FLBK shall (i) cause the Board of Directors of Florida Bank to approve the Bank Merger
Agreement, (ii) cause Florida Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole shareholder of Florida Bank.

         7.17 Employment Agreements. TSFG and FLBK shall use their respective reasonable best efforts to facilitate the execution of employment agreements between TSFG and the individuals listed in Section 7.17 of the TSFG Disclosure Schedule.

                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

         8.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
         (a) Shareholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of FLBK Common Stock under applicable law.
         (b) Listing of Shares. The shares of TSFG Common Stock which shall be issued to the shareholders of FLBK upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS.
         (c) Other Approvals. All banking and other regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").
         (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
         (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an
"Injunction") shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.
         (f) Federal Tax Opinion. FLBK shall have received a written opinion from Akerman Senterfitt, counsel to FLBK ("FLBK's counsel"), in form and substance reasonably satisfactory to FLBK, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, FLBK's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of TSFG, FLBK and others, reasonably satisfactory in form and substance to such counsel.

         8.2 Conditions to Obligations of TSFG. The obligation of TSFG to effect the Merger is also subject to the satisfaction or waiver by TSFG at or prior to the Effective Time of the following conditions:
         (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of FLBK set forth in this Agreement (other than those set forth in Section 4.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of FLBK set forth in Section
4.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. TSFG shall have received a certificate signed on behalf of FLBK by the Chief Executive Officer or the Chief Financial Officer of FLBK to the foregoing effect.
         (b) Performance of Obligations of FLBK. FLBK shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TSFG shall have received a certificate signed on behalf of FLBK by the Chief Executive Officer or the Chief Financial Officer of FLBK to such effect.
         (c) Conditions Met. TSFG shall have received a certificate of an executive officer of FLBK stating that to his knowledge, each of the conditions set forth in this Section 8.1 have been met.
         (d) [Reserved].

         8.3 Conditions to Obligations of FLBK. The obligation of FLBK to effect the Merger is also subject to the satisfaction or waiver by FLBK at or prior to the Effective Time of the following conditions:
         (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of TSFG set forth in this Agreement (other than those set forth in Section 5.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of TSFG set forth in Section
5.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. FLBK shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to the foregoing effect.
         (b) Performance of Obligations of TSFG. TSFG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and FLBK shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to such effect.
         (c) Conditions Met. FLBK shall have received a certificate of an executive officer of TSFG stating that to his knowledge, each of the conditions set forth in Section 8.1 have been met.

                                   ARTICLE IX
                            TERMINATION AND AMENDMENT

         9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of FLBK:
         (a) by mutual consent of FLBK and TSFG in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;
         (b) by either TSFG or FLBK upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;
         (c) by either TSFG or FLBK if the Merger shall not have been consummated on or before December 31, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
         (d) by either TSFG or FLBK if the approval of the shareholders of FLBK required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;
         (e) by either TSFG or FLBK (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by FLBK) or Section 8.3(a) (in the case of a breach of representation or warranty by TSFG);
         (f) by either TSFG or FLBK (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;
         (g) by FLBK, in the event that the Board of Directors of FLBK determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to FLBK and to FLBK's shareholders under applicable law; provided, however, that the Board of Directors of FLBK may terminate this Agreement pursuant to this Section 9.1(g) solely in order to concurrently enter into a letter of intent, agreement in principle or an acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 9.1(g) only after the fifth day following TSFG's receipt of written notice advising TSFG that the Board of Directors of FLBK is prepared to accept a Superior Proposal, and only if, during such five-day period, if TSFG so elects, FLBK and its advisors shall have negotiated in good faith with TSFG to make such adjustments in the terms and conditions of this Agreement as would enable FLBK to proceed with the transactions contemplated herein on such adjusted terms; or
         (h) by FLBK at any time during the three-business day period following the Determination Date, if both of the following conditions are satisfied:
                  (1) the Fair  Market  Value  shall be less than the product of
         0.85 and the Starting Price;
    and

                  (2) (i) the number obtained by dividing the Fair Market Value by the Starting Price (such number being referred to herein as the "TSFG Ratio") shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.10 from such quotient (such number being referred to herein as the "Index Ratio"); subject to the following. If FLBK elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to TSFG; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned three-day period. During the three-day period commencing with its receipt of such notice, TSFG shall have the option of increasing the Exchange Ratio in a manner such that the conditions set forth in either clauses (1) or (2) above shall be deemed not to exist. For purposes hereof, the condition set forth in (1) above shall be deemed not to exist if the Exchange Ratio is increased so that the Per Share Merger Consideration (valued based on the Fair Market Value) after such increase is equal to or greater than the product of .85 and the Starting Price. For purposes hereof, the condition set forth in clause (2) above shall be deemed not to exist if the Exchange Ratio is increased so that the number obtained by dividing Per Share Merger Consideration (valued based on the Fair Market Value) by the Starting Price is equal to or greater than the Index Ratio. If TSFG makes this election, within such three-day period, it shall give prompt written notice to FLBK of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Per Share Merger Consideration" shall thereafter be deemed to refer to the shares of TSFG common stock issuable pursuant to the revised Exchange Ratio after giving effect to any adjustment made pursuant to this
         Section 9.1(h).
If TSFG declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of TSFG shall be appropriately adjusted for the purposes of applying this Section 9.1(h).

         9.2 Effect of Termination.
         (a) In the event of termination of this Agreement by either TSFG or FLBK as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.
         (b) If FLBK terminates this Agreement pursuant to Section 9.1(g), FLBK shall pay to TSFG a termination fee equal to $5 million (the "Termination Fee Amount" by wire transfer of same day funds on the date of termination.
         (c) In the event that an Acquisition Proposal with respect to FLBK shall have been made known to FLBK and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of FLBK, and thereafter (x) this Agreement is terminated by either TSFG or FLBK pursuant to either (i) Section 9.1(c) hereof and prior to such termination the stockholders of FLBK shall not have previously approved the Merger, or (ii)
Section 9.1(d) hereof as a result of the failure of the stockholders of FLBK to approve the Merger, and (y) within twelve months of such termination (A) FLBK enters into any Acquisition Agreement providing for any transaction described in clause (i)(a) or clause (i)(b) of the definition of "Superior Proposal," other than any such transaction involving a merger, consolidation or similar transaction as to which the common stockholders of FLBK immediately prior thereto own in the aggregate more than 50% of the common stock of the surviving or transferee corporation or its publicly-held parent corporation immediately following consummation thereof, or (B) any person shall acquire beneficial ownership of or the right to acquire 50% or more of the outstanding shares of FLBK Common Stock, then upon the first occurrence of either of the events contemplated by clause (y) FLBK shall pay TSFG a termination fee equal to the Termination Fee Amount by wire transfer of same day funds.
         (d) FLBK agrees that the agreements contained in Section 9.2(b) and 9.2(c) are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

         9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of FLBK; provided, however, that after any approval of the transactions contemplated by this Agreement by FLBK's shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to FLBK shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         9.4 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
                                   ARTICLE X
                               GENERAL PROVISIONS

         10.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the first business day after all conditions set forth in Article VIII have either been satisfied or waived (other than those conditions which relate to actions to be taken at the Closing) (the "Closing Date") at TSFG's principal executive offices, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that the Closing Date shall not be earlier than July 1, 2004 nor later than December 31, 2004.

         10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive TSFG or FLBK (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any third party, including, without limitation, any shareholder or former shareholder of either TSFG or FLBK.

         10.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. 10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied, mailed by registered or certified mail (return receipt requested) or delivered by an express courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (a) if to

TSFG, to:
                          The South Financial Group, Inc.
                          104 S. Main St.
                          Greenville, SC 29601
                          Attention: William P. Crawford, Jr.,
                                     Executive Vice President

                                   and

(b) if to FLBK, to:
                          Florida Banks, Inc.
                          5210 Belfort Road Suite 310
                          Jacksonville, Florida 32246
                          Attention: Charles E. Hughes, Jr.,
                                     Chief Executive Officer

                          with a copy to:
                          Akerman Senterfitt
                          One Southeast Third Avenue, Suite 2800
                          Miami, Florida 33131-1714
                          Attention: Bradley D. Houser, Esq.

         10.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         10.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         10.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of South Carolina, without regard to any applicable conflicts of law, except to the extent that various matters under this Agreement must be necessarily governed by Florida corporate law.

         10.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         10.9 Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the Nasdaq Stock Market so long as this Agreement is in effect, neither TSFG nor FLBK shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

         10.10 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

         IN WITNESS WHEREOF, TSFG and FLBK have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                         THE SOUTH FINANCIAL GROUP, INC.

                         By: /s/  William S. Hummers III
                         Name: William S. Hummers III
                         Title: Executive Vice President


                         FLORIDA BANKS, INC.

                         By: /s/  Charles E. Hughes, Jr.
                         Name: Charles E. Hughes, Jr.
                         Title: Chief Executive Officer

                                   APPENDIX B

                                  May 20, 2004


Board of Directors
Florida Banks, Inc.
5210 Belfort Road
Suite 310, Concourse II
Jacksonville, Florida 32256

Ladies and Gentlemen:

         We understand that Florida Banks, Inc. (the "Company") has agreed to merge (the "Merger") with and into The South Financial Group, Inc. ("TSFG") pursuant to the Agreement and Plan of Merger, dated March 17, 2004, between TSFG and the Company (the "Agreement"). Pursuant to the terms of the Agreement, TSFG will exchange 0.77 shares of common stock of TSFG (the "Per Share Merger Consideration") for each share of common stock of the Company outstanding as of the effective date of the Merger, other than shares of common stock owned by the Company or TSFG.

         We have been requested by the Company to render our opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, to the Company's stockholders, other than TSFG, of the Per Share Merger Consideration.

         In arriving at our opinion, we reviewed and analyzed: (1) the Agreement; (2) publicly available information concerning the Company and TSFG which we believe to be relevant to our inquiry; (3) financial and operating information with respect to the business, operations and prospects of each of the Company and TSFG furnished to us by the Company and TSFG, respectively; (4) a trading history of the Company's common stock and TSFG's common stock for the past five years and a comparison of that trading history with those of other publicly traded companies which we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the each of the Company and TSFG, in each case with those of publicly traded companies which we deemed relevant; (6) historical data relating to percentage premiums paid in acquisitions of publicly traded financial institutions with assets greater than $200 million from January 1, 2001 to the present; and (7) a comparison of the financial terms of the Merger with the publicly available financial terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the management of each of the Company and TSFG concerning their respective businesses, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

         We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts of the Company and TSFG provided to or discussed with us, we have assumed, at the direction of each of the management of the Company and TSFG and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of each of the Company and TSFG as to the future financial performance of the Company and TSFG. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of the Company, nor have we examined any individual credit files. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for the Company and TSFG are adequate to cover such losses. We have also assumed that the Merger will be consummated substantially in accordance with the terms of the Agreement and that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the expected benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise the opinion.

                  We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we and our affiliates actively trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company in the ordinary course of business.

                  Based upon and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that, from a financial point of view, the Per Share Merger Consideration to be offered in the Merger is fair to the stockholders of the Company other than TSFG. This opinion is being rendered at the behest of the Board of Directors and is for the benefit of the Board in its evaluation of the Merger, and does not constitute a recommendation as to how any stockholder should act or vote with respect to any matters relating to the Merger. This opinion may be reproduced in full in any filing made by the Company with the Securities and Exchange Commission in connection with the Merger.


                                         /s/ SUNTRUST CAPITAL MARKETS, INC.

                                         SUNTRUST CAPITAL MARKETS, INC.

                                   APPENDIX C
              FAIRNESS OPINION OF SANDLER O'NEILL & PARTNERS, L.P.


May 25, 2004


Board of Directors
Florida Banks, Inc.
5210 Belfort Road
Suite 310, Concourse II
Jacksonville, FL  32256

Ladies and Gentlemen:

         Florida Banks, Inc. ("FLBK") and The South Financial Group, Inc. ("TSFG") have entered into an Agreement and Plan of Merger, dated as of March 17, 2004 (the "Agreement"), pursuant to which FLBK will merge with and into TSFG (the "Merger"). Under the terms of the Agreement, upon consummation of the Merger, each share of FLBK's common stock, par value $.01 per share, issued and outstanding immediately prior to the Merger (the "FLBK Shares"), other than certain shares specified in the Agreement, will be converted into the right to receive 0.77 shares (the "Exchange Ratio") of TSFG common stock, par value $1.00 per share. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of FLBK Shares.

         Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of FLBK that we deemed relevant;
(iii) certain publicly available financial statements and other historical financial information of TSFG that we deemed relevant; (iv) internal financial projections for FLBK for the year ending December 31, 2004 furnished by and discussed with management of FLBK and earnings per share estimates for FLBK for the year ending December 31, 2005 reviewed with management of FLBK; (v) internal financial projections for TSFG for each of the years ending December 31, 2004 through 2006 furnished by and discussed with management of TSFG and earnings per share estimates for TSFG for the years ending December 31, 2004 and 2005 published by I/B/E/S; (vi) the pro forma financial impact of the Merger on TSFG, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by managements of FLBK and TSFG; (vii) the relative contributions of assets, liabilities, equity and earnings of FLBK and TSFG to the resulting institution; (viii) the publicly reported historical price and trading activity for FLBK's and TSFG's common stock, including a comparison of certain financial and stock market information for FLBK and TSFG with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of FLBK the business, financial condition, results of operations and prospects of FLBK, and we held similar discussions with certain members of senior management of TSFG regarding the business, financial condition, results of operations and prospects of TSFG, including their views of the financial impact of TSFG's pending acquisition of CNB Bancshares, Inc. ("CNB"). In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from third parties.

         In performing our review and in rendering this opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by FLBK or TSFG or their respective representatives, or that was otherwise reviewed by us. We have further relied on the assurances of FLBK's and TSFG's managements that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FLBK or TSFG, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of FLBK or TSFG, nor have we reviewed any individual credit files relating to FLBK or TSFG. We have assumed, with your consent, that the respective allowances for loan losses for each of FLBK and TSFG are adequate to cover such losses and will be adequate on a combined basis for the combined entity. With respect to the internal financial projections provided by FLBK and TFSG and all projections of transaction costs, purchase accounting adjustments and expected cost savings determined by the managements of FLBK and TSFG and used by Sandler O'Neill in its analyses, the managements of FLBK and TSFG confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of FLBK and TSFG, and we assumed that such performances would be achieved. We express no opinion as to such projections or the assumptions on which they are based. With your consent, we have relied solely on information provided by TSFG as to all matters relating to TSFG's pending acquisition of CNB and have made no independent investigation thereof.

         In rendering this opinion, we have assumed that there has been no material change in FLBK's or TSFG's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that FLBK and TSFG will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. With your consent, we have relied upon the advice FLBK has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

         Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of TSFG's common stock will be when issued to FLBK's shareholders pursuant to the Agreement or the prices at which FLBK's or TSFG's common stock may trade at any time.

         We have acted as FLBK's financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services to FLBK and have received compensation for such services. As we have previously advised you, we are currently providing, and in the past have provided, certain investment banking services to TSFG, and we have received and will receive compensation for such services. We may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to FLBK and TSFG or their affiliates. We may also actively trade the debt and/or equity securities of FLBK and TSFG or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         Our opinion is directed to the Board of Directors of FLBK in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of FLBK as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the Exchange Ratio to FLBK shareholders from a financial point of view and does not address the underlying business decision of FLBK to engage in the Merger, the relative merits of the Merger as compared to any alternative transactions or business strategies that might exist for FLBK or the effect of any other transaction in which FLBK might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement/Prospectus of FLBK and TSFG dated the date hereof and to the references to this opinion therein.

         Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the holders of FLBK Shares from a financial point of view.

                                       Very truly yours,

                                       SANDLER, O'NEILL & PARTNERS, L.P.


                                       /s/Sandler, O'Neill & Partners, L.P.

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Reference is made to Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, which provides for indemnification of officers and directors of South Carolina corporations in certain instances in connection with legal proceedings involving any such persons because of being or having been an officer or director. Section 5.1 of our bylaws provide that the corporation shall indemnify any individual made a party to a proceeding because he is or was a director of the corporation against liability incurred in the proceeding to the fullest extent permitted by law. Section 5.2 of our bylaws provide that the corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding to the fullest extent permitted by law. Section
5.3 of our bylaws provide that in addition to any indemnification required by law, the corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the corporation to the fullest extent of the provisions of the bylaws with respect to the indemnification and advancement of expenses of directors and officers of the corporation. We have entered into indemnification agreements with each of our directors, which make the above-referenced bylaws provisions the basis of a contract between us and each director.

         Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, also permits a corporation to purchase and maintain insurance on behalf of a person who is or was an officer or director of the corporation. We maintain directors' and officers' liability insurance.

         Reference is made to Chapter 2 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, respecting the limitation in a corporation's articles of incorporation of the personal liability of a director for breach of the director's fiduciary duty. Reference is made to our Articles of Amendment filed with the South Carolina Secretary of State on April 18, 1989 which state:
"A director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of laws, (iii) imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (improper distribution to shareholder), or (iv) for any transaction from which the director derived an improper personal benefit."

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         The following Exhibits are filed as part of this Registration
Statement:

Exhibit No.        Description

    2.1*           Agreement  and Plan of Merger  entered  into as of March 17, 2004 by and  between  TSFG and FLBK:
                   included as Appendix A to the proxy statement/prospectus.

    2.2            Agreement  and Plan of Merger  entered  into as of January 20,  2004 by and between  TSFG and CNB
                   Florida Bancshares,  Inc.: Incorporated by referenced to Exhibit 2. 1 to TSFG's Current Report on
                   Form 8-K dated January 20, 2004, Commission File No. 33-57389.

                                      II-1

    3.1            Incorporated  by reference to Exhibits  3.1 and 3.2 of TSFG's  Quarterly  Report on Form 10-Q for
                   the quarter ended March 31, 2004, Commission File No. 15083.

    3.2            Amended  and  Restated  Bylaws  of TSFG,  as  amended  and  restated  as of  December  18,  1996:
                   Incorporated  by reference to Exhibit 3.1 of TSFG's Current Report on Form 8-K dated December 18,
                   1996, Commission File No. 0-15083.

    4.1            Specimen  TSFG Common  Stock  certificate:  Incorporated  by  reference  to Exhibit 4.1 of TSFG's
                   Registration Statement on Form S-1, Commission File No. 33-7470.

    4.2            Articles of Incorporation: Included as Exhibits 3.1 and 3.2.

    4.3            Bylaws: Included as Exhibit 3.3.

    4.4            TSFG Amended Common Stock Dividend  Reinvestment  Plan:  Incorporated by reference to Exhibit 4.1 of TSFG's Current Report on Form 8-K dated May 11, 2001.

    4.5            Form of Indenture between TSFG and First American Trust Company,  N.A., as trustee:  Incorporated by reference to Exhibit 4.11 of TSFG's  Registration  Statement on Form S-3,  Commission File No.
                   22-58879.

    5.1 *          Opinion and Consent of William P. Crawford, Jr., Esq., regarding legality of shares of TSFG.

    8.1 **         Opinion and Consent of Akerman Senterfitt regarding tax matters.

    23.1 *         Consent of KPMG LLP.

    23.2 *         Consent of Deloitte & Touche LLP.

    23.3 *         Consent of SunTrust Robinson Humphrey.

    23.4 *         Consent of Sandler O'Neill & Partners, L.P.

    23.5 **        Consent of Akerman Senterfitt. (Contained in Exhibit 8.1)

    23.6 **        Consent of William P. Crawford, Jr., Esquire. (Contained in Exhibit 5.1)

    24.1 **        The  Power  of  Attorney:  Contained  on  the  signature  page  of the  initial  filing  of  this
                   Registration Statement.

    99.1**         Form of Proxy.

    *              Filed with this Amendment No. 1 to Registration Statement.

    **             Filed with the initial filing of this Registration Statement



ITEM 22. UNDERTAKINGS

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows:
                  (1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
                  (2) that every prospectus (i) that is filed pursuant to the immediately preceding paragraph (1) or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.
                  (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes the information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         The undersigned Registrant hereby undertakes
         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.
         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered here, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on the 25th day of May, 2004.

                                        THE SOUTH FINANCIAL GROUP, INC.

                                        By: /s/ William S. Hummers III
                                            --------------------------------
                                        William S. Hummers III,
                                        Executive Vice President

Pursuant to the requirements of Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                           Title                                                    Date

/s/                   *                     Chairman of the Board                                         May 25, 2004
----------------------------------------
William R. Timmons, Jr.

/s/                   *                     President, Chief Executive Officer                            May 25, 2004
----------------------------------------    and Director (Principal Executive Officer)
Mack I. Whittle, Jr.

/s/ William S. Hummers III                  Executive Vice President, Director                            May 25, 2004
-----------------------------------------   (Principal Accounting and Financial Officer)
William S. Hummers III

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
William P. Brant

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
Gordon W. Campbell

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
J. W. Davis

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
C. Claymon Grimes, Jr.

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
M. Dexter Hagy

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
H. Earle Russell, Jr.

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
Charles B. Schooler

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
Edward J. Sebastian

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
John C. B. Smith, Jr.

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
Eugene E. Stone IV



/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
William R. Timmons, III

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
Samuel H. Vickers

/s/                   *                     Director                                                      May 25, 2004
----------------------------------------
David C. Wakefield III


*  By William P. Crawford, Jr., Attorney-in-Fact


INDEX TO EXHIBITS

         2.1      Agreement  and Plan of  Merger  entered  into as of March  17,  2004 by and  between  TSFG and FLBK:
                  Included as Appendix A to the proxy statement/prospectus.

         23.1     Consent of KPMG LLP.

         23.2     Consent of Deloitte & Touche LLP.

         23.3     Consent of SunTrust Robinson Humphrey.

         23.4     Consent of Sandler O'Neill & Partners, L.P.